
04043769

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS PORTION OF EXHIBIT 99.2 TO REGISTRATION STATEMENT ON FORM S-1 (NO. 333-119130) IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Prudential Bancorp, Inc. of Pennsylvania	0001302324
(Exact Name of Registration as Specified in Charter)	(Registrant CIK Number)
Exhibit 99.2 to Registration Statement on Form S-1	333-119130
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))	(SEC File Number, if Available)

____

(Name of Person Filing the Document (if Other Than the Registrant))


PROCESSED
SEP 27 2004
THOMSON
FINANCIAL

SIGNATURES

The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Philadelphia, Commonwealth of Pennsylvania, on the 24th day of September 2004.

PRUDENTIAL BANCORP, INC. OF PENNSYLVANIA

By: ______________________________
Joseph R. Corrato
Executive Vice President and
Chief Financial Officer

L:\1698\FM-SE-enum-j24.doc

[TEXT APPEARS HERE]

EXHIBITS

LIST OF EXHIBITS

LIST OF EXHIBITS(continued)

EXHIBIT I-1

Prudential Savings Bank
Audited Financial Statements

[Incorporated by Reference]

EXHIBIT I-2

Prudential Savings Bank
Key Operating Ratios

Exhibit I-2
Prudential Savings Bank
Key Operating Ratios

	Nine Months Ended June 30,		Year Ended September 30,				
	2004	2003	2003	2002	2001	2000	1999
			(Dollars in Thousands)				
Selected Operating Ratios(1):							
Average yield on interest-earning assets	4.94%	5.31%	5.18%	6.21%	7.01%	6.96	6.89
Average rate on interest-bearing liabilities	2.49	2.98	2.91	3.65	4.66	4.46	4.10
Average interest rate spread(2)	2.45	2.33	2.27	2.56	2.35	2.50	2.79
Net interest margin(2)	2.63	2.57	2.51	2.86	2.74	2.84	3.09
Average interest-earning assets to average Interest-bearing liabilities	108.07	108.81	108.67	108.85	109.06	108.41	108.14
Net interest income after provision for loan losses to noninterest expense	141.73	151.76	147.61	160.49	143.51	139.46	136.61
Total non-interest expense to average assets	5.36	4.84	1.61	1.69	1.80	1.91	2.13
Efficiency ratio(3)	66.48	60.79	61.40	57.43	64.39	55.63	64.25
Return on average assets	0.64	0.65	0.63	0.78	0.62	0.95	0.75
Return on average equity	6.92	6.73	6.64	7.56	5.71	9.18	7.07
Average equity to average assets	9.30%	9.61%	9.52%	10.28%	10.87%	10.32	10.55

	At or For the Nine Months Ended June 30,		At or For the Year Ended September 30,				
	2004	2003	2003	2002	2001	2000	1999
Asset Quality Ratios(4):							
Non-performing loans as a percent of total loans receivable(5)	0.20%	1.27%	0.65%	0.95%	0.14%	0.25%	0.31%
Non-performing assets as a percent of total assets(5)	0.21	0.65	0.38	0.51	0.09	0.19	0.34
Non-performing assets and troubled debt restructurings as a percent of total assets(5)	0.21	0.65	0.38	0.51	0.09	0.19	0.34
Allowance for loan losses as a percent of non-performing loans	183.89	27.33	62.13	35.96	284.17	150.00	110.92
Net charge-offs to average loans receivable	0.03	0.15	0.16	0.14	0.01	0.07	0.03
Capital Ratios(4):							
Tier 1 leverage ratio	9.24%	9.15%	9.03%	9.69%	10.28%	10.38%	9.21%
Tier 1 risk-based capital ratio	24.38	23.95	21.95	20.29	21.90	22.82	23.29
Total risk-based capital ratio	25.08	24.70	22.29	20.66	22.43	22.33	23.84

---

(1) With the exception of end of period ratios, all ratios are based on average monthly balances during the indicated periods and, for the nine-month periods ended June 30, 2004 and 2003, are annualized where appropriate.

(2) Average interest rate spread represents the difference between the average yield on interest-earning assets and the average rate paid on interest-bearing liabilities, and net interest margin represents net interest income as a percentage of average interest-earning assets.

(3) The efficiency ratio represents the ratio of non-interest expense divided by the sum of net interest income and non-interest income.

(4) Asset quality ratios and capital ratios are end of period ratios, except for net charge-offs to average loans receivable.

(5) Non-performing assets consist of non-performing loans and real estate owned. Non-performing loans consist of all loans 90 days or more past due and loans in excess of 90 days delinquent and still accruing interest. It is our policy to cease accruing interest on all loans, other than single-family residential mortgage loans, 90 days or more past due. Real estate owned consists of real estate acquired through foreclosure and real estate acquired by acceptance of a deed-in-lieu of foreclosure.

EXHIBIT I-3

Prudential Savings Bank
Investment Portfolio Composition

Exhibit I-3
Prudential Savings Bank
Investment Portfolio Composition

	June 30, 2004		September 30, 2003		September 30, 2002		September 30, 2001	
	Amortized Cost	Market Value	Amortized Cost	Market Value	Amortized Cost	Market Value	Amortized Cost	Market Value
	(In Thousands)							
Mortgage-backed securities	$83,887	$82,438	$82,556	$83,636	$66,130	$68,646	$38,642	$39,357
U.S. Government and agency Obligations	112,930	110,333	103,582	103,614	33,262	33,333	42,601	42,806
Municipal obligations	2,409	2,312	2,409	2,383	-	-	-	-
ARM mutual fund	34,982	34,544	34,988	34,761	25,491	25,501	1,644	1,644
Total	234,208	229,627	223,535	224,394	124,883	127,480	82,887	83,807
FHLB stock	2,029	2,029	2,219	2,219	2,216	2,216	1,952	1,952
FHLMC stock	26	1,674	26	1,384	26	1,478	26	1,718
FNMA stock	1	9	--	--	--	--	--	--
Total mortgage backed and investment securities	$236,264	$233,339	$225,780	$227,997	$127,125	$131,174	$84,865	$87,477

Amounts at September 30, 2003 Which Mature In

	One Year or Less	Weighted Average Yield	Over One Year Through Five Years	Weighted Average Yield	Over Five Through Ten Years	Weighted Average Yield	Over Ten Years	Weighted Average Yield
	(Dollars in Thousands)							
Bonds and other debt securities:								
U.S. Government and agency Obligations	--	--%	$1,998	3.25%	$30,410	4.14%	$ 71,174	5.57%
Municipal obligations	--	--	--	--	789	3.20	1,620	3.81
Mortgage-backed securities	1	8.01	193	8.30	405	6.83	81,954	5.46
Total	4	8.01%	$2,191	3.69%	$31,604	4.15%	$154,748	5.49%

Exhibit I-3 (continued)
Prudential Savings Bank
Investment Portfolio Composition

	Amounts at June 30, 2004 Which Mature In							
	One Year or Less	Weighted Average Yield	Over One Year Through Five Years	Weighted Average Yield	Over Five Through Ten Years	Weighted Average Yield	Over Ten Years	Weighted Average Yield
	(Dollars in Thousands)							
Bonds and other debt securities:								
U.S. government and agency Obligations	$--	--%	$4,994	2.98%	$40,265	4.52%	$67,671	5.47%
Municipal obligations	--	--	--	--	1,164	3.13	1,245	4.05
Mortgage-backed securities	1	7.67	119	8.31	309	6.83	83,458	5.30
Total	$1	7.67%	$5,113	3.10%	$41,738	4.50%	$152,374	5.37%

EXHIBIT I-4

Prudential Savings Bank
Yields and Costs

Exhibit I-4
Prudential Savings Bank
Yields and Costs

	Yield/Rate	Nine Months Ended June 30,					
		2004			2003		
	At June 30, 2004	Average Balance	Interest	Average Yield/Rate	Average Balance	Interest	Average Yield/Rate
		(Dollars in Thousands)					
Interest-earning assets:							
Investment securities	4.07%	$ 145,802	$ 4,685	4.28%	$ 77,956	$2,535	4.34%
Mortgage-backed securities	5.34	85,073	3,357	5.26	72,179	3,169	5.85
Loans receivable(1)	5.91	140,324	6,387	6.07	163,740	8,234	6.70
Other interest-earning assets	0.66	20,495	71	0.46	43,480	297	0.91
Total interest-earning assets	4.88%	391,695	14,500	4.94%	357,355	14,235	5.31
Non-interest-earning assets		13,865			11,206		
Total assets		$ 405,559			$368,561		
Interest-bearing liabilities:							
Savings accounts	1.75%	$ 94,652	1,246	1.76%	$ 92,308	2,230	3.22%
Checking and money market accounts	1.81	94,570	1,362	1.92	77,064	1,265	2.19
Certificate accounts	3.05	157,837	3,555	3.00	143,431	3,232	3.01
Total deposits	2.33	347,059	6,163	2.37	312,804	6,728	2.87
FHLB advances	5.59	13,884	582	5.59	13,922	581	5.56
Real estate tax escrow accounts	0.86	1,332	10	1.00	1,524	22	1.92
Other interest-bearing liabilities	5.33	155	6	5.16	174	7	5.35
Total interest-bearing liabilities	2.45%	362,430	6,761	2.49%	328,424	7,338	2.98%
Non-interest-bearing liabilities		2,940			1,813		
Other liabilities		2,460			2,888		
Total liabilities		367,830			333,125		
Retained earnings		37,729			35,436		
Total liabilities and retained earnings		$ 405,559			$368,561		
Net interest-earning assets		$ 29,265			$ 28,931		
Net interest income; average interest rate spread	2.44%		$ 7,739	2.45%		$6,897	2.33%
Net interest margin(2)				2.63%			2.57%
Average interest-earning assets to average interest-bearing liabilities				108.07%			108.81%

(Footnotes on next page)

Exhibit I-4 (continued)
Prudential Savings Bank
Yields and Costs

	Year Ended September 30,								
	2003			2002			2001		
	Average Balance	Interest	Average Yield/ Rate(1)	Average Balance	Interest	Average Yield/ Rate	Average Balance	Interest	Average Yield/ Rate
	(Dollars in Thousands)								
Interest-earning assets:									
Investment securities	$ 92,328	$ 3,855	4.18%	$ 41,851	$ 2,231	5.33%	$ 70,582	$ 4,797	6.80%
Mortgage-backed securities	74,367	4,214	5.67	63,024	3,903	6.19	19,316	1,197	6.20
Loans receivable(1)	156,894	10,389	6.62	186,698	12,870	6.89	177,521	12,949	7.29
Other interest-earning assets	39,513	355	0.90	17,822	211	1.18	5,590	194	3.47
Total interest-earning assets	363,102	18,813	5.18%	309,395	19,215	6.21%	273,009	19,137	7.01%
Non-interest-earning assets	11,719			11,474			12,195		
Total assets	$374,821			$ 320,869			$285,204		
Interest-bearing liabilities:									
Savings accounts	$ 92,644	2,691	2.90%	$ 83,311	2,477	2.97%	$ 74,203	2,223	3.00%
Checking and money market accounts	79,416	1,459	1.84	55,983	1,629	2.91	27,887	769	2.76
Certificate accounts	146,525	4,743	3.24	129,028	5,435	4.21	132,007	7,818	5.92
Total deposits	318,585	8,893	2.79	268,322	9,541	3.56	234,097	10,810	4.62
FHLB advances	13,916	777	5.58	13,954	777	5.57	14,239	801	5.63
Real estate tax escrow accounts	1,449	29	2.00	1,774	35	1.97	1,779	34	1.91
Other interest-bearing liabilities	172	9	5.23	190	12	6.32	206	13	6.32
Total interest-bearing liabilities	334,122	9,708	2.91%	284,239	10,365	3.65%	250,321	11,658	4.66%
Non-interest-bearing liabilities	5,025			3,633			3,868		
Total liabilities	339,147			287,871			254,189		
Retained earnings	35,675			32,998			31,015		
Total liabilities and retained earnings	$374,821			$320,869			$285,204		
Net interest-earning assets	$ 28,981			$ 25,156			$ 22,688		
Net interest income; average interest rate spread		$ 9,105	2.27%		$ 8,850	2.57%		$ 7,479	2.35%
Net interest margin(2)			2.51%			2.86%			2.74%
Average interest-earning assets to Average interest-bearing liabilities			108.67%			108.85%			109.06%

(1) Includes nonaccrual loans during the respective periods. Calculated net of deferred fees and discounts, loans in process and allowance for loan losses.

(2) Equals net interest income divided by average interest-earning assets.

EXHIBIT I-5

Prudential Savings Bank
Interest Rate Risk Analysis

Exhibit I-5
Prudential Savings Bank
Interest Rate Risk Analysis

Change in Interest Rates In Basis Points (Rate Shock)	Net Portfolio Value			NPV as % of Portfolio Value of Assets	
	Amount	$ Change	% Change	NPV Ratio	Change
			(Dollars in Thousands)		
300bp	$22,406	$(31,225)	(58.22)%	5.75%	(6.80)%
200	33,249	(20,381)	(38.00)	8.26	(4.29)
100	43,963	(9,668)	(18.03)	10.58	(1.97)
Static	53,631	--	--	12.55	--
(100)	58,151	4,520	(8.43)	13.39	0.84

EXHIBIT I-6

Prudential Savings Bank
Fixed Rate and Adjustable Rate Loans

Exhibit I-6
Prudential Savings Bank
Fixed Rate and Adjustable Rate Loans

	Fixed-Rate	Floating or Adjustable-Rate	Total
		(In Thousands)	
One- to four-family residential	$ 82,037	$ 30,036	$112,073
Multi-family residential	2,527	885	3,412
Commercial real estate	671	3,413	4,084
Construction	--	22,249	22,249
Commercial business	2,054	--	2,054
Consumer	2,850	1,291	4,141
Total	$ 90,139	$ 57,874	$148,013

EXHIBIT I-7

Prudential Savings Bank
Loan Portfolio Composition

Exhibit I-7
Prudential Savings Bank
Loan Portfolio Composition

	June 30,		September 30,									
	2004		2003		2002		2001		2000		1999	
	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
	(Dollars in Thousands)											
Real estate loans:												
One- to four-family residential[1]	$113,571	70.62%	$112,136	73.53%	$156,386	81.77%	$165,015	84.28%	$150,428	85.41%	$152,185	86.61%
Multi-family residential	3,553	2.21	3,539	2.32	4,665	2.44	5,494	2.81	6,144	3.49	6,193	3.52
Commercial real estate	4,849	3.01	6,431	4.22	8,486	4.44	8,622	4.40	6,698	3.80	6,456	3.67
Construction and land development	30,523	18.98	24,199	15.87	17,007	8.89	13,169	6.73	10,285	5.84	8,387	4.77
Total real estate loans	152,496	94.82	146,305	95.93	186,543	97.54	192,300	98.22	173,555	98.54	173,222	98.58
Commercial business loans	1,571	.98	2,054	1.35	2,215	1.16	1,225	0.63	745	0.42	678	0.39
Consumer loans(2)	6,748	4.20	4,144	2.72	2,484	1.30	2,259	1.15	1,823	1.04	1,822	1.04
Total loans	160,815	100.00%	152,503	100.00%	191,242	100.00%	195,784	100.00%	176,123	100.00%	175,722	100.00%
Less:												
Undisbursed portion of construction loans in process	14,837		13,737		8,323		7,005		4,567		3,463	
Deferred loan fees	49		287		351		488		788		851	
Allowance for loan losses	458		553		621		736		639		589	
Net loans	$145,381		$137,926		$181,947		$187,555		$170,129		$170,819	

(1) Includes home equity loans.
(2) Includes home equity lines of credit.

EXHIBIT I-8

Prudential Savings Bank
Contractual Maturity By Loan Type

Exhibit I-8
Prudential Savings Bank
Contractual Maturity By Loan Type

	One-to-Four Family Residential	Multi-family Residential	Commercial Real Estate	Construction	Commercial Business Loans	Consumer	Total
				(In Thousands)			
Amounts due after September 30, 2004 in:							
One year or less	$ 63	$ 127	$ 2,347	$ 1,950	$ --	$ 3	$ 4,490
After one year through two years	416	603	1,045	10,874	--	135	13,073
After two years through three years	361	165	1,982	11,375	4	666	14,553
After three years through five years	1,553	613	--	--	39	1,454	3,659
After five years through ten years	10,033	591	522	--	886	237	12,269
After ten years through fifteen years	35,535	819	535	--	1,004	887	38,780
After fifteen years	64,175	621	--	--	121	762	65,679
Total(1)	$112,136	$3,539	$ 6,431	$ 24,199	$2,054	$4,144	$152,503

EXHIBIT I-9

Prudential Savings Bank
Loan Originations, Purchases and Sales

Exhibit I-9
Prudential Savings Bank
Loan Originations, Purchases and Sales

	Nine Months Ended June 30,		Year Ended September 30,		
	2004	2003	2003	2002	2001
			(In Thousands)		
Loan originations:					
One- to four-family residential	$ 24,856	$ 15,952	$ 28,987	$ 47,010	$ 21,743
Multi-family residential	480	--	--	759	3,141
Commercial real estate	298	2,137	2,373	365	2,790
Construction and land Development	15,026	6,707	15,209	10,595	9,407
Commercial business	659	992	1,261	3,027	1,345
Consumer	1,708	4,006	5,544	5,234	4,561
Total loan originations	43,027	29,794	53,374	66,990	42,987
Loans purchased	2,737	8,000	8,323	5,169	19,004
Loans sold(1)	354	4,390	8,627	--	--
Loan principal repayments	38,527	65,486	96,583	77,797	44,686
Total loans sold and principal Repayments	38,881	69,876	105,210	77,797	44,686
Increase or (decrease) due to other items, net (2)	572	(2,845)	(508)	30	121
Net increase (decrease) in loan portfolio	$ 7,455	$(34,927)	$(44,021)	$ (5,608)	$ 17,426

(1) For the nine months ended June 30, 2004, consists of a participation interest sold to another financial institution. All other sales are sales of single-family residential mortgage loans under the Mortgage Partnership Finance program.

(2) Other items consist of loans in process, deferred fees and the allowance for loan losses.

EXHIBIT I-10

Prudential Savings Bank
Non-Performing Assets

Exhibit I-10
Prudential Savings Bank
Non-Performing Assets

	June 30, 2004	September 30, 2003	2002	2001	2000	1999
		(Dollars in Thousands)				
Non-accruing loans:						
One- to four-family residential	$ -	$ -	$ -	$ -	$ -	$ -
Multi-family residential	-	-	-	-	-	-
Commercial real estate	-	-	448	-	-	-
Construction and land development	-	500	994	-	-	-
Commercial business	-	-	-	-	-	-
Consumer	-	-	-	-	-	-
Total non-accruing loans	-	500	1,442	-	-	-
Accruing loans 90 days or more past due:						
One- to four-family residential	199	386	259	248	369	434
Multi-family residential	-	-	-	-	-	-
Commercial real estate and land	-	-	-	-	-	-
Construction and land development	-	-	-	-	-	-
Commercial business	-	-	-	-	-	-
Consumer	99	4	26	11	57	97
Total accruing loans 90 days or more past due	298	390	285	259	426	531
Total non-performing loans(1)	298	890	1,727	259	426	531
Real estate owned, net(2)	548	626	43	14	104	423
Total non-performing assets	$846	$1,516	$1,770	$273	$530	$954
Troubled debt restructurings	-	-	-	-	-	-
Total non-performing loans as a percentage of loans, net	0.20%	0.65%	0.95%	0.14%	0.25%	0.31%
Total non-performing loans as a percentage of total assets	0.07%	0.22%	0.50%	0.09%	0.15%	0.19%
Total non-performing assets as a percentage of total assets	0.21%	0.38%	0.51%	0.09%	0.19%	0.34%

(1) Non-performing loans consist of non-accruing loans plus accruing loans 90 days or more past due.
(2) Real estate owned balances are shown net of related loss allowances and consists solely of real property.

EXHIBIT I-11

Prudential Savings Bank
Loan Loss Allowance Activity

Exhibit I-11
Prudential Savings Bank
Loan Loss Allowance Activity

	At or For the Nine Months Ended June 30,		At or For the Year Ended September 30,				
	2004	2003	2003	2002	2001	2000	1999
	(Dollars in Thousands)						
Total loans outstanding at end of period	$160,815	$156,634	$152,503	$191,242	$195,784	$176,123	$175,722
Average loans outstanding	140,324	163,740	156,894	186,698	177,521	172,961	160,700
Allowance for loan losses, beginning of period	553	621	621	736	639	589	540
Provision for loan losses	40	135	180	150	120	165	100
Charge-offs:							
One- to four-family residential	--	--	--	--	--	58	127
Multi-family	--	--	--	--	--	--	--
Commercial real estate	50	150	172	250	--	--	--
Construction and land development	28	50	50	--	--	50	--
Commercial business	--	--	--	4	--	--	--
Consumer		46	46	25	24	9	12
Total charge-offs	78	246	268	279	24	117	139
Recoveries on loans previously charged off	33	--	20	14	1	2	88
Allowance for loan losses, end of period	$548	$510	$553	$621	$736	$639	$589
Allowance for loan losses as a percent of non-performing loans	183.89%	27.33%	62.13%	35.96%	284.17%	150.00%	110.92%
Ratio of net charge-offs during the period to average loans outstanding during the period	0.03 %	0.15%	0.16%	0.14%	0.01%	0.07%	0.03%

EXHIBIT I-12

Prudential Savings Bank
Deposit Composition

Exhibit I-12
Prudential Savings Bank
Deposit Composition

	June 30,		September 30,					
	2004		2003		2002		2001	
	Amount	%	Amount	%	Amount	%	Amount	%
	(Dollars in Thousands)							
Certificate accounts:								
0.00% - 1.99%	$ 638	0.18%	$ 630	0.18%	$ 100	0.03%	$ --	0.00%
2.00% - 2.99%	96,367	27.29	78,523	23.04	954	0.33	1	0.00
3.00% - 3.99%	23,981	6.79	38,013	11.15	92,396	31.61	4,839	1.95
4.00% - 4.99%	19,098	9.65	21,249	6.24	17,108	10.62	41,832	16.86
5.00% - 5.99%	15,179	4.30	17,965	5.27	18,602	6.36	39,525	15.93
6.00% - 6.99%	--	--	--	--	2,092	0.72	48,074	19.38
7.00% or more	--	--	--	--	--	--	1,917	0.77
Total certificate accounts	155,263	43.97	156,380	45.89	131,252	44.9	136,188	54.89
Transaction accounts:								
Savings	94,916	26.88	94,222	27.65	89,926	30.76	74,668	30.09
Checking:								
Interest-bearing	53,695	15.21	51,306	15.06	49,220	16.84	18,453	7.44
Noninterest-bearing	2,635	0.75	2,583	0.76	2,064	0.71	1,193	0.48
Money market	46,619	13.20	36,286	10.65	19,850	6.79	17,610	7.10
Total transaction accounts	197,865	56.03	184,397	54.11	161,060	55.10	111,924	45.11
Total deposits	$353,128	100.00%	$340,777	100.00%	$292,312	100.00%	$248,112	100.00%

EXHIBIT I-13

Prudential Savings Bank
Time Deposit Rate/Maturity

Exhibit I-13
Prudential Savings Bank
Time Deposit Rate/Maturity

Certificates of Deposit	Balance at June 30, 2004 Maturing in the 12 Months Ending June 30,				
	2005	2006	2007	Thereafter	Total
			(In Thousands)		
Less than 2.00%	$ 638	$ --	$ --	$ --	$ 638
2.00% - 2.99%	87,895	6,457	2,002	12	96,366
3.00% - 3.99%	4,685	8,431	1,110	9,755	23,981
4.00% - 4.99%	6,198	601	3,332	8,968	19,099
5.00% - 5.99%	146	621	4,911	9,501	15,179
6.00% - or more	--	--	--	--	--
Total certificate accounts	$99,562	$16,110	$11,355	$28,236	$155,263

EXHIBIT I-14

Prudential Savings Bank
Borrowings Activity

Exhibit I-14
Prudential Savings Bank
Borrowings Activity

	At or For the Nine Months Ended June 30,		At or For the Year Ended September 30,		
	2004	2003	2003	2002	2001
	(Dollars in Thousands)				
FHLB advances:					
Average balance outstanding	$13,884	$13,922	$13,917	$13,953	$14,239
Maximum amount outstanding at any month-end during the period	$13,897	$13,934	$13,934	$13,970	$16,005
Balance outstanding at end of period	$13,872	$13,909	$13,900	$13,937	$13,973
Average interest rate during the period	3.574%	3.574%	3.574%	3.574%	4.179%
Weighted average interest rate at end of period	5.515%	5.506%	5.508%	5.500%	5.492%

EXHIBIT II-1

Description of Office Facilities

Exhibit II-1
Prudential Savings Bank
Description of Office Facilities

Description/Address	Leased/Owned	Date of Lease Expiration	Net Book Value of Property	Amount of Deposits
			(In Thousands)	
Main Office 1834 Oregon Avenue Philadelphia, PA 19145-4725	Owned	N/A	$650	$177,183
Snyder Branch 2101 South 19th Street Philadelphia, PA 19145-3709	Owned	N/A	6	29,832
Center City Branch 112 South 19th Street Philadelphia, PA 19103-4667	Owned	N/A	18	27,898
Broad Street Branch 1722 South Broad Street Philadelphia, PA 19148-2388	Owned	N/A	257	53,112
Pennsport Branch 238A Moore Street Philadelphia, PA 19148-1925	Owned	N/A	75	36,899
Drexel Hill Branch 601 Morgan Avenue Drexel Hill, PA 19026-3105	Owned	N/A	101	28,211

EXHIBIT II-2

Historical Interest Rates

Exhibit II-2
Historical Interest Rates(1)

Year/Qtr. Ended	Prime Rate	90 Day T-Bill	One Year T-Bill	10 Year T-Bond
1995: Quarter 1	9.00%	5.88%	6.49%	7.20%
Quarter 2	9.00%	5.60%	5.65%	6.21%
Quarter 3	8.75%	5.40%	5.65%	6.17%
Quarter 4	8.50%	5.10%	5.18%	5.58%
1996: Quarter 1	8.25%	5.13%	5.41%	6.34%
Quarter 2	8.25%	5.18%	5.70%	6.73%
Quarter 3	8.25%	5.14%	5.71%	6.72%
Quarter 4	8.25%	5.21%	5.51%	6.43%
1997: Quarter 1	8.50%	5.35%	6.02%	6.92%
Quarter 2	8.50%	5.25%	5.67%	6.51%
Quarter 3	8.50%	5.06%	5.47%	6.12%
Quarter 4	8.50%	5.36%	5.51%	5.75%
1998: Quarter 1	8.50%	5.16%	5.41%	5.67%
Quarter 2	8.50%	5.10%	5.38%	5.44%
Quarter 3	8.25%	4.37%	4.41%	4.44%
Quarter 4	7.75%	4.48%	4.53%	4.65%
1999: Quarter 1	7.75%	4.49%	4.72%	5.25%
Quarter 2	7.75%	4.78%	5.07%	5.81%
Quarter 3	8.25%	4.88%	5.22%	5.90%
Quarter 4	8.50%	5.33%	5.98%	6.45%
2000: Quarter 1	9.00%	5.88%	6.28%	6.03%
Quarter 2	9.50%	5.88%	6.08%	6.03%
Quarter 3	9.50%	6.23%	6.07%	5.80%
Quarter 4	9.50%	5.89%	5.32%	5.12%
2001: Quarter 1	8.00%	4.30%	4.09%	4.93%
Quarter 2	6.75%	3.65%	3.72%	5.42%
Quarter 3	6.00%	2.40%	2.49%	4.60%
Quarter 4	4.75%	1.74%	2.17%	5.07%
2002: Quarter 1	4.75%	1.79%	2.70%	5.42%
Quarter 2	4.75%	1.70%	2.06%	4.86%
Quarter 3	4.75%	1.57%	1.53%	3.63%
Quarter 4	4.25%	1.22%	1.32%	3.83%
2003: Quarter 1	4.25%	1.14%	1.19%	3.83%
Quarter 2	4.00%	0.90%	1.09%	3.54%
Quarter 3	4.00%	0.95%	1.15%	3.96%
Quarter 4	4.00%	0.95%	1.26%	4.27%
2004: Quarter 1	4.00%	0.95%	1.20%	3.86%
Quarter 2	4.00%	1.33%	2.09%	4.62%
As of August 20, 2004	4.50%	1.47%	1.89%	4.21%

(1) End of period data.

Sources: Federal Reserve and SNL Financial.

EXHIBIT III-1
General Characteristics of Publicly-Traded Institutions

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
August 23, 2004(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
California Companies										
GDW	Golden West Fin. Corp. of CA	NYSE	Nationwide	Thrift	93,159	271	12-31	05/59	106.85	16,321
WES	Westcorp of Irvine CA	NYSE	California	Thrift	14,999	18	12-31	05/86	41.20	2,136
NDE	IndyMac Bancorp, Inc. of CA	NYSE	Southern CA	Thrift	14,496 M	10	12-31	/	34.40	2,102
DSL	Downey Financial Corp. of CA	NYSE	Southern CA,AZ	Thrift	14,222	170	12-31	01/71	54.60	1,527
FED	FirstFed Financial Corp. of CA	NYSE	Los Angeles CA	Thrift	5,525	29	12-31	12/83	45.75	751
CCBI	Commercial Capital Bcrp of CA	OTC	Southern CA	Thrift	4,744	3	12-31	12/02	23.63	1,255
PFB	PFF Bancorp, Inc. of Pomona CA	NYSE	Southern CA	Thrift	3,644	26	03-31	03/96	36.45	612
QCBC	Quaker City Bancorp, Inc of CA	OTC	Los Angeles CA	Thrift	1,871	24	06-30	12/93	54.94	345
UPFC	United PanAm Fin. Corp of CA	OTC	San Francisco CA	Thrift	1,684	4	12-31	04/98	14.86	240
PROV	Provident Fin. Holdings of CA	OTC	Southern CA	M.B.	1,319	12	06-30	06/96	24.00	170
HWFG	Harrington West Fncl Grp of CA	OTC	South CA,KS,AZ	Thrift	1,050	11	12-31	11/02	16.14	85
KFED	K-Fed Bancorp of CA MHC (39.1)	OTC	Southern CA	Thrift	923 P	4	12-31	03/04	13.32	194
FPTB	First PacTrust Bancorp of CA	OTC	Southern CA	Thrift	665	9	12-31	08/02	23.70	111
PPBI	Pacific Premier Bncrp of CA	OTC	Southern CA	Thrift	424	3	12-31	06/97	11.11	58
BYFC	Broadway Financial Corp. of CA	OTC	Los Angeles CA	Thrift	254	4	12-31	02/96	12.35	19
Florida Companies										
BKUNA	BankUnited Fin. Corp. of FL	OTC	Miami FL	Thrift	8,262	41	09-30	12/85	27.41	822
BBX	BankAtlantic Bancorp of FL	NYSE	Southeastern FL	M.B.	5,429	73	12-31	11/83	18.14	1,084
FFFL	Fidelity Bankshares, Inc of FL	OTC	Southeast FL	Thrift	3,403	42	12-31	05/01	36.14	547
HARB	Harbor Florida Bancshrs of FL	OTC	EastCentral FL	Thrift	2,592	33	09-30	03/98	31.11	740
FFLC	FFLC Bancorp of Leesburg FL	OTC	Central FL	Thrift	1,011	14	12-31	01/94	26.77	145
FDT	Federal Trust Corp of FL	AMEX	Northcentral FL	Thrift	515	5	12-31	12/97	7.65	51
FCFL	First Community Bk Corp of FL	OTC	West Central FL	Thrift	215	3	12-31	/	21.30	45
Mid-Atlantic Companies										
SOV	Sovereign Bancorp, Inc. of PA	NYSE	MA,PA,NJ,CT,RI	M.B.	48,687	522	12-31	08/86	21.44	6,654
GPT	GreenPoint Fin. Corp. of NY (3)	NYSE	New York City NY	Thrift	25,955	85	12-31	01/94	42.10	5,552
NYB	New York Community Bcrp of NY (3)	NYSE	NY,NJ	Thrift	24,087	151	12-31	11/93	20.34	5,380
AF	Astoria Financial Corp. of NY	NYSE	New York City NY	Thrift	22,334	86	12-31	11/93	36.34	2,792
HCBK	Hudson Cty Bcp MHC of NJ(34.5) (3)	OTC	New Jersey	Thrift	18,671	82	12-31	07/99	34.24	6,408
ICBC	Independence Comm Bnk Cp of NY	OTC	NY,NJ	Thrift	18,018	81	12-31	03/98	37.60	3,136
NWSB	Northwest Bcrp MHC of PA(41.4)	OTC	PA,NY,OH,MD	Thrift	5,779	146	06-30	11/94	21.89	1,050
WYPT	Waypoint Financial Corp of PA	OTC	PA,MD	Thrift	5,443	61	12-31	10/00	27.21	909
PFS	Provident Fin. Serv. Inc of NJ (3)	NYSE	Northern NJ	Thrift	4,296	55	12-31	01/03	17.90	1,075
FNFG	First Niagara Fin. Group of NY (3)	OTC	North/Central NY	Thrift	3,589 D	47	12-31	01/03	12.11	1,013
DCOM	Dime Community Bancshars of NY (3)	OTC	New York City NY	Thrift	3,470	20	12-31	06/96	16.36	610
TRST	TrustCo Bank Corp NY of NY	OTC	NY,FL,VT	Thrift	2,849	61	12-31	/	12.87	955
HRBT	Hudson River Bancorp Inc of NY	OTC	Southeast NY	Thrift	2,610	51	03-31	07/98	17.51	533
WSFS	WSFS Financial Corp. of DE (3)	OTC	Wilmington DE,PA	Div.	2,400	21	12-31	11/86	50.24	352
PRTR	Partners Trust Fin. Grp. of NY	OTC	Central NY	Thrift	2,183 P	17	12-31	07/04	9.81	272
KNBT	KNBT Bancorp, Inc. of PA	OTC	Eastern PA	Thrift	2,057 M	40	12-31	11/03	16.17	467
FFIC	Flushing Fin. Corp. of NY (3)	OTC	New York City NY	Thrift	2,028	11	12-31	11/95	17.58	338
PFSB	PennFed Fin. Services of NJ	OTC	Northern NJ	Thrift	1,902	22	06-30	07/94	29.83	202
OCFC	OceanFirst Fin. Corp of NJ	OTC	Eastern NJ	Thrift	1,857	17	12-31	07/96	22.71	301
PBCP	Provident Bancorp, Inc. of NY	OTC	Southeastern NY	Thrift	1,783	20	09-30	01/04	11.20	444
PVSA	Parkvale Financial Corp of PA	OTC	Southwestern PA	Thrift	1,612	39	06-30	07/87	26.37	147
ESBF	ESB Financial Corp. of PA	OTC	Western PA	Thrift	1,362	17	12-31	06/90	12.53	134
FMCO	FMS Fin Corp. of Burlington NJ	OTC	Southern NJ	Thrift	1,240	40	12-31	12/88	16.05	104
WGBC	Willow Grove Bancorp Inc of PA	OTC	Philadelphia PA	Thrift	922	14	06-30	04/02	16.87	167
SFFS	Sound Fed Bancorp, Inc. of NY	OTC	NY,CT	Thrift	915	10	03-31	01/03	13.29	167
NEPF	Northeast PA Fin. Corp of PA	OTC	Northeast PA	Thrift	881	16	09-30	04/98	16.75	70
SYNF	Synergy Financial Group of NJ	OTC	Central NJ	Thrift	800	18	12-31	01/04	10.02	125
CSBK	Clifton Svg Bp MHC of NJ(45.0)	OTC	Northeast NJ	Thrift	761	10	03-31	03/04	11.74	358
BCSB	BCSB Bankcorp MHC of MD (36.4)	OTC	Northeast MD	Thrift	750	16	09-30	07/98	14.79	87
WSBI	Warwick Community Bncrp of NY (3)	OTC	Southeast NY,NJ	Thrift	718	10	12-31	12/97	32.12	145
HARL	Harleysville Svgs Fin Cp of PA	OTC	Southeastern PA	Thrift	708	5	09-30	08/87	28.50	65

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
August 23, 2004(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
Mid-Atlantic Companies (continued)										
PBCI	Pamrapo Bancorp, Inc. of NJ	OTC	Northern NJ	Thrift	644	9	12-31	11/89	21.95	109
FSBI	Fidelity Bancorp, Inc. of PA	OTC	Southwestern PA	Thrift	636	13	09-30	06/88	21.20	57
THRD	TF Fin. Corp. of Newtown PA	OTC	PA,NJ	Thrift	625	14	12-31	07/94	27.50	79
SVBI	Severn Bancorp, Inc. of MD	OTC	Central Maryland	Thrift	621	2	12-31	/	34.67	144
FKFS	First Keystone Fin., Inc of PA	OTC	Southeastern PA	Thrift	565	7	09-30	01/95	22.50	43
CNY	Carver Bancorp, Inc. of NY	AMEX	New York, NY	Thrift	553	5	03-31	10/94	17.95	41
GAFC	Greater Atlant. Fin Corp of VA	OTC	North. VA,DC,MD	Thrift	538 M	9	09-30	06/99	6.15	19
WSB	Washington SB, FSB of Bowie MD	AMEX	Southeastern MD	Thrift	471 M	5	07-31	08/88	10.40	76
ONFC	Oneida Fincl MHC of NY (42.4)	OTC	Central NY	Thrift	431	9	12-31	12/98	10.95	82
WVFC	WVS Financial Corp. of PA	OTC	Pittsburgh PA	Thrift	400 M	6	06-30	11/93	16.90	42
ALLB	Alliance Bank MHC of PA (20.0)	OTC	Southeastern PA	Thrift	383	8	12-31	03/95	30.00	103
PHSB	PHSB Financial Corp. of PA	OTC	Western PA	Thrift	323	10	12-31	12/01	26.62	77
AFBC	Advance Fin. Bancorp of WV	OTC	Northwest WV,OH	Thrift	319 M	8	06-30	01/97	18.37	26
ESBK	Elmira Svgs Bank, FSB of NY (3)	OTC	NY,PA	Thrift	314	6	12-31	03/85	28.82	28
LARL	Laurel Capital Group Inc of PA	OTC	Southwestern PA	Thrift	301 M	8	06-30	02/87	21.25	41
PBHC	Pathfinder BC MHC of NY (35.3) (3)	OTC	Central NY	Thrift	300	6	12-31	11/95	16.50	40
GCBC	Green Co Bcrp MHC of NY (43.9)	OTC	Southeast NY	Thrift	285	6	06-30	12/98	32.89	68
ROME	Rome Bncp Inc MHC of NY (38.5) (3)	OTC	Central NY	Thrift	265	4	12-31	10/99	29.00	123
IFSB	Independence FSB of DC	OTC	Washington DC,MD	Thrift	201 M	4	12-31	06/85	20.45	32
ALFC	Atlantic Liberty Fincl of NY	OTC	Brooklyn, NY	Thrift	183	2	03-31	10/02	18.00	30
GOV	Gouverneur Bcp MHC of NY(42.5)	AMEX	Northern NY	Thrift	98	2	09-30	03/99	12.70	29
Mid-West Companies										
FBC	Flagstar Bancorp, Inc. of MI	NYSE	MI,IN	Thrift	11,966	95	12-31	04/97	21.76	1,330
CFB	Commercial Federal Corp. of NE	NYSE	CO,NE,IA,KS,OK	M.B.	11,714	191	12-31	12/84	26.75	1,067
MAFB	MAF Bancorp, Inc. of IL	OTC	Chicago IL	Thrift	9,375	41	12-31	01/90	41.39	1,352
CFFN	Capitol Fd Fn MHC of KS (29.2)	OTC	Kansas	Thrift	8,447	35	09-30	04/99	32.52	2,406
ABCW	Anchor BanCorp Wisconsin of WI	OTC	Wisconsin	M.B.	3,840	54	03-31	07/92	25.74	592
FTFC	First Fed. Capital Corp. of WI	OTC	S. WI,MN,IL	Thrift	3,685	87	12-31	11/89	29.20	657
BKMU	Bank Mutual Corp of WI	OTC	WI,MN	Thrift	3,107	69	12-31	10/03	11.40	892
TONE	TierOne Corp. of Lincoln NE	OTC	NE,IA,KS	Thrift	2,255	58	12-31	10/02	21.20	388
FPFC	First Place Fin. Corp. of OH	OTC	Northeast OH	Thrift	2,247	24	06-30	01/99	18.14	275
UCFC	United Community Fin. of OH	OTC	Youngstown OH,PA	Thrift	2,184	34	12-31	07/98	11.75	366
CITZ	CFS Bancorp, Inc of Munster IN	OTC	IN,IL	Thrift	1,472	19	12-31	07/98	13.53	166
NASB	NASB Fin, Inc. of Grandview MO	OTC	Western MO	Thrift	1,346	9	09-30	09/85	37.00	313
CTZN	Citizens First Bancorp of MI	OTC	Southeast MI	Thrift	1,294	15	12-31	03/01	22.49	186
FDEF	First Defiance Fin. Corp of OH	OTC	Northwest OH	Thrift	1,073	17	12-31	10/95	25.25	160
CAFI	Camco Fin Corp of Cambridge OH	OTC	Eastern OH,KY	Thrift	1,069	23	12-31	/	14.10	104
EFC	EFC Bancorp, Inc of Elgin IL	AMEX	Southeast IL	Thrift	951	8	12-31	04/98	25.15	117
HMNF	HMN Financial, Inc. of MN	OTC	Southeast MN,IA	Thrift	914	13	12-31	06/94	26.25	117
PCBI	Peoples Community Bcrp. of OH	OTC	Southwest OH	Thrift	852	15	09-30	03/00	23.21	90
HFFC	HF Financial Corp. of SD	OTC	SD,MN	Thrift	823 M	34	06-30	04/92	15.25	54
MFSF	MutualFirst Fin. Inc. of IN	OTC	Eastcentral IN	Thrift	818	17	12-31	12/99	22.65	112
CASH	First Midwest Fin., Inc. of IA	OTC	IA,SD	Thrift	758	16	09-30	09/93	20.55	51
PVFC	PVF Capital Corp. of Solon OH	OTC	Cleveland OH	R.E.	742 M	15	06-30	12/92	15.00	105
PFSL	Pocahontas Bancorp, Inc. of AR	OTC	Northeast AR	Thrift	713	21	09-30	04/98	17.06	78
FFSX	First Federal Bankshares of IA	OTC	IA,NE	Thrift	633 M	15	06-30	04/99	23.15	87
HFBC	HopFed Bancorp, Inc. of KY	OTC	Southwest KY	Thrift	582	8	12-31	02/98	16.76	61
LNCB	Lincoln Bancorp of IN	OTC	Central IN	Thrift	581	9	12-31	12/98	18.50	82
PULB	Pulaski Fin Cp of St. Louis MO	OTC	St. Louis MO	Thrift	567	7	09-30	12/98	17.32	95
WFI	Winton Financial Corp. of OH	AMEX	Cincinnati OH	R.E.	554	6	09-30	08/88	15.30	70
FFHH	FSF Financial Corp. of MN	OTC	Southern MN	Thrift	511	13	09-30	10/94	34.75	83
PFDC	Peoples Bancorp of Auburn IN	OTC	Northeast IN,MI	Thrift	493	15	09-30	07/87	24.20	82
FFFD	North Central Bancshares of IA	OTC	Central IA	Thrift	450	9	12-31	03/96	37.00	58
ASBI	Ameriana Bancorp of IN	OTC	Eastern IN	Thrift	429	9	12-31	03/87	16.05	51
MFBC	MFB Corp. of Mishawaka IN	OTC	Northern IN	Thrift	428	7	09-30	03/94	29.00	39
FCAP	First Capital, Inc. of IN	OTC	Southern IN	Thrift	418	12	12-31	01/99	19.55	55
WOFC	Western Ohio Fin. Corp. of OH	OTC	Western OH	Thrift	411	7	12-31	07/94	33.60	61
WAYN	Wayne Savings Bancshares of OH	OTC	Central OH	Thrift	386	11	03-31	01/03	16.06	61
CFSL	Chesterfield Financial of IL	OTC	Chicago, IL	Thrift	362	3	06-30	05/01	30.91	120
LSBI	LSB Fin. Corp. of Lafayette IN	OTC	Central IN	Thrift	343	5	12-31	02/95	23.97	33

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
August 23, 2004(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
Mid-West Companies (continued)										
CFSB	Citizens First Fin Corp. of IL	OTC	Central IL	Thrift	334	5	12-31	05/96	23.25	35
SMBC	Southern Missouri Bncrp of MO	OTC	Southeast MO	Thrift	312	8	06-30	04/94	15.30	34
FFBI	First Federal Bancshares of IL	OTC	Westcentrl IL,MO	Thrift	308	8	12-31	09/00	23.10	30
STBI	Sturgis Bancorp, Inc. of MI	OTC	Southcentral MI	Thrift	294 M	11	12-31	11/88	14.05	38
MCBF	Monarch Community Bncrp of MI	OTC	Southcentral MI	Thrift	292	5	12-31	08/02	13.35	36
CHEV	Cheviot Fin Cp MHC of OH(45.0)	OTC	Cincinnati, OH	Thrift	279	4	12-31	01/04	10.95	109
FFHS	First Franklin Corp. of OH	OTC	Cincinnati OH	Thrift	273	7	12-31	01/88	19.25	32
PFED	Park Bancorp of Chicago IL	OTC	Chicago IL	Thrift	271	3	12-31	08/96	30.32	35
FBSI	First Bancshares, Inc. of MO	OTC	Southcentral MO	Thrift	268 M	10	06-30	12/93	19.52	32
JXSB	Jcksnville Bcp MHC of IL(46.8)	OTC	Central IL	Thrift	266	8	12-31	04/95	14.99	29
UCBC	Union Community Bancorp of IN	OTC	W.Central IN	Thrift	262	6	12-31	12/97	17.91	36
RIVR	River Valley Bancorp of IN	OTC	Southeast IN	Thrift	258	5	12-31	12/96	22.25	36
FFDZ	First Federal Bncrp, Inc of OH	OTC	Eastern OH	Thrift	250 M	6	09-30	07/92	13.07	43
FFWC	FFW Corporation of Wabash IN	OTC	Central IN	Thrift	239 M	4	06-30	04/93	22.65	29
FBEI	First Bancorp of Indiana of IN	OTC	Evansville IN	Thrift	237 M	7	06-30	04/99	20.50	33
HCBB	HCB Bancshares, Inc. of AR	OTC	Southcentral AR	Thrift	225 M	4	06-30	05/97	18.35	26
NEIB	Northeast Indiana Bncrp of IN	OTC	Northeast IN	Thrift	225	3	12-31	06/95	20.75	30
WEFC	Wells Fin. Corp. of Wells MN	OTC	Southcentral MN	Thrift	223	8	12-31	04/95	26.00	30
FBTC	First BancTrust Corp of IL	OTC	Eastcentral IL	Thrift	221	3	12-31	04/01	12.03	30
BRBI	Blue River Bancshares of IN	OTC	Central IN	Thrift	204	4	12-31	06/98	5.31	18
FFED	Fidelity Fed. Bancorp of IN	OTC	Southwestern IN	Thrift	193	5	12-31	08/87	1.58	17
ASBP	ASB Financial Corp. of OH	OTC	Southern OH	Thrift	163 M	2	06-30	05/95	24.25	40
HLFC	Home Loan Financial Corp of OH	OTC	Central OH	Thrift	158 M	3	06-30	03/98	19.50	33
GTPS	Great American Bancorp of IL	OTC	East Central IL	Thrift	157	3	12-31	06/95	24.25	18
AMFC	AMB Fin. Corp. of Munster IN	OTC	Northwest IN	Thrift	154	3	12-31	04/96	15.01	15
HCFC	Home City Fin. Corp. of OH	OTC	Southwest OH	Thrift	153	2	12-31	12/96	16.00	13
CKFB	CKF Bancorp of Danville KY	OTC	Central KY	Thrift	152	3	12-31	01/95	19.00	28
FKKY	Frankfort First Bancorp of KY	OTC	Frankfort KY	Thrift	138 M	3	06-30	07/95	24.93	32
PSFC	Peoples Sidney Fin. Corp of OH	OTC	WestCentral OH	Thrift	137 M	4	06-30	04/97	16.44	24
FFDF	FFD Financial Corp of Dover OH	OTC	Northeast OH	Thrift	137 M	3	06-30	04/96	14.41	17
FFFS	First Fed Serv MHC of IL(45.0)	OTC	West Central IL	Thrift	135	1	12-31	06/04	12.65	50
NBSI	North Bancshares of Chicago IL	OTC	Chicago IL	Thrift	134	2	12-31	12/93	24.10	28
GCFC	Central Federal Corp. of OH	OTC	Northeast OH	Thrift	129	3	12-31	12/98	12.30	25
PBNC	PFS Bancorp Inc. of Aurora IN	OTC	Southeastern IN	Thrift	125	3	12-31	10/01	22.00	32
CIBI	Community Inv. Bncp, Inc of OH	OTC	NorthCentral OH	Thrift	122 M	3	06-30	02/95	13.00	14
WCFB	Wbstr Cty Fed MHC of IA (39.0)	OTC	Central IA	Thrift	105	1	12-31	08/94	13.98	53
FNFI	First Niles Fin., Inc. of OH	OTC	Central Ohio	Thrift	97	1	12-31	10/98	16.85	23
HWEN	Home Financial Bancorp of IN	OTC	Central IN	Thrift	60 M	2	06-30	07/96	4.95	7
New England Companies										
PBCT	Peoples Bank MHC of CT (41.7) (3)	OTC	CT	Div.	10,659	155	12-31	07/88	31.91	2,990
NABC	NewAlliance Bancshares of CT	OTC	Connecticut	Thrift	6,391	74	12-31	04/04	13.43	1,533
BFD	BostonFed Bancorp, Inc. of MA	AMEX	Eastern MA	M.B.	1,699	18	12-31	10/95	39.05	177
BRKL	Brookline Bancorp, Inc. of MA (3)	OTC	Eastern MA	Thrift	1,610	6	12-31	07/02	14.56	860
BHL	Berkshire Hills Bancorp of MA (3)	AMEX	Western MA	Thrift	1,296	14	12-31	06/00	36.45	214
MASB	MassBank Corp. of Reading MA (3)	OTC	Eastern MA	Thrift	980	15	12-31	05/86	34.74	153
WRO	Woronoco Bancorp, Inc. of MA	AMEX	Southwest MA	Thrift	882	9	12-31	03/99	36.90	136
WFD	Westfield Finl MHC of MA(46.5) (3)	AMEX	Southwestern MA	Thrift	789	10	12-31	12/01	21.10	212
NMIL	Newmil Bancorp, Inc. of CT (3)	OTC	Western CT	Thrift	731	20	12-31	02/86	27.75	117
NHTB	NH Thrift Bancshares of NH	OTC	Central NH	Thrift	605	14	12-31	05/86	28.25	59
HIFS	Hingham Inst. for Sav. of MA (3)	OTC	Eastern MA	Thrift	526	7	12-31	12/88	41.50	86
NBN	Northeast Bancorp of Auburn ME (3)	AMEX	Eastern ME	Thrift	518 M	12	06-30	08/87	19.00	48
CEBK	Central Bncrp of Somerville MA (3)	OTC	Eastern MA	Thrift	508	10	03-31	10/86	31.36	52
LSBX	LSB Corp of No. Andover MA (3)	OTC	Northeastern MA	Thrift	476	6	12-31	05/86	18.22	78
MYST	Mystic Financial, Inc. of MA (3)	OTC	Eastern MA	Thrift	428 M	6	06-30	01/98	38.30	60
MFLR	Mayflower Co-Op. Bank of MA (3)	OTC	Southeastern MA	Thrift	209 D	5	04-30	12/87	18.25	37
North-West Companies										
WFSL	Washington Federal, Inc. of WA	OTC	WA,OR,AZ,ID,UT	Thrift	7,284	118	09-30	11/82	25.75	2,020

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
August 23, 2004(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
North-West Companies (continued)										
STSA	Sterling Financial Corp of WA	OTC	WA,ID,MT,OR	M.B.	6,259	83	12-31	06/83	33.08	748
FMSB	First Mutual Bncshrs Inc of WA (3)	OTC	Western WA	Thrift	964	10	12-31	12/85	23.10	122
HRZB	Horizon Financial Corp. of WA (3)	OTC	Northwest WA	Thrift	878	16	03-31	08/86	19.18	198
EVRT	Evertrust Fin. Grp, Inc. of WA (3)	OTC	Northeast WA	Thrift	769	15	03-31	10/99	25.46	175
RPFG	Ranier Pacific Fin Group of WA	OTC	Western WA	Thrift	761	12	12-31	10/03	17.00	144
FBNW	FirstBank NW Corp. of WA	OTC	West WA,ID,OR	Thrift	733	20	03-31	07/97	27.22	81
HFWA	Heritage Financial Corp of WA	OTC	NW WA	Thrift	665	18	12-31	01/98	20.30	120
RVSB	Riverview Bancorp, Inc. of WA	OTC	Southwest WA	Thrift	515	13	03-31	10/97	21.24	102
TSBK	Timberland Bancorp, Inc. of WA	OTC	Westcentral WA	Thrift	438	15	09-30	01/98	22.78	89
South-East Companies										
NTBK	NetBank, Inc. of Alpharetta GA	OTC		Thrift	5,176	0		/	10.43	487
FFCH	First Fin. Holdings Inc. of SC	OTC	Charleston SC,NC	Thrift	2,452	44	09-30	11/83	30.16	373
CFCP	Coastal Fin. Corp. of SC	OTC	SC,NC	Thrift	1,280	18	09-30	09/90	14.44	229
CHFN	Charter Fincl MHC of GA (18.4)	OTC	SW GA, East. AL	Thrift	1,068	8	09-30	10/01	33.18	649
FFBH	First Fed. Bancshares of AR	OTC	Northern AR	Thrift	713	15	12-31	05/96	20.50	106
TSH	Teche Hlding Cp of N Iberia LA	AMEX	Southern LA	Thrift	580	14	09-30	04/95	38.00	87
CSBC	Citizens South Banking of NC	OTC	Southwest NC	Thrift	495 M	9	12-31	10/02	12.84	97
CFFC	Community Fin. Corp. of VA	OTC	Central VA	Thrift	355	8	03-31	03/88	19.63	41
JFBI	Jefferson Bancshares Inc of TN	OTC	Eastern TN	Thrift	308 M	1	06-30	07/03	12.43	104
SSFC	South Street Fin. Corp. of NC (3)	OTC	South Central NC	Thrift	212	2	12-31	10/96	10.00	31
GSLA	GS Financial Corp. of LA	OTC	New Orleans LA	Thrift	209	4	12-31	04/97	18.59	24
DFBS	Dutchfork Bancshares Inc of SC	OTC	Central SC	Thrift	203	3	09-30	07/00	41.24	46
FIFG	1st Independence Fin Grp of KY	OTC		Thrift	180	0		/	19.57	24
PEDE	Great Pee Dee Bancorp of SC	OTC	Northeast SC	Thrift	157 M	2	06-30	12/97	15.90	29
SZB	SouthFirst Bancshares of AL	AMEX	Central AL	Thrift	139	3	09-30	02/95	15.45	11
UTBI	United Tenn. Bankshares of TN	OTC	Eastern TN	Thrift	123	3	12-31	01/98	17.25	21
South-West Companies										
FBTX	Franklin Bank Corp of TX	OTC	Austen	Thrift	3,070	0	12-31	/	15.38	326
AABC	Access Anytime Bancorp of NM	OTC	Eastern NM	Thrift	285	7	12-31	08/86	13.56	17
GUPB	GFSB Bancorp, Inc of Gallup NM	OTC	Northwest NM	Thrift	239 M	2	06-30	06/95	21.00	24
Western Companies (Excl CA)										
MTXC	Matrix Bancorp, Inc. of CO	OTC	NM,CO,AZ	Thrift	1,737	4	12-31	10/96	10.59	69
Other Areas										

NOTES: (1) Or most recent date available (M=March, S=September, D=December, J=June, E=Estimated, and P=Pro Forma)
(2) Operating strategies are: Thrift=Traditional Thrift, M.B.=Mortgage Banker, R.E.=Real Estate Developer, Div.=Diversified, and Ret.=Retail Banking.
(3) FDIC savings bank.

Source: Corporate offering circulars, SNL Securities Quarterly Thrift Report, and financial reports of publicly Traded Thrifts.

Date of Last Update: 08/23/04

EXHIBIT IV-1
Stock Prices:
As of August 20, 2004

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1
Weekly Thrift Market Line - Part One
Prices As Of August 20, 2004

Financial Institution	Market Capitalization			Price Change Data						Current Per Share Financials				
				52 Week (1)			% Change From							
	Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	High ($)	Low ($)	Last Week ($)	Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2000(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. SAIF-Insured Thrifts(no MHC)														
SAIF-Insured Thrifts(154)	21.67	15,716	451.4	25.14	18.39	21.37	1.09	11.44	-2.85	1.29	1.07	14.88	13.68	166.69
NYSE Traded Companies(11)	40.33	79,529	3,306.9	44.61	31.91	38.91	3.82	22.57	3.03	3.12	2.52	21.06	19.74	293.34
AMEX Traded Companies(9)	20.85	4,024	73.6	23.80	17.15	20.77	-0.10	16.42	-0.49	1.19	0.97	14.62	14.46	174.45
NASDAQ Listed OTC Companies(134)	20.00	10,604	212.9	23.43	17.23	19.79	0.92	10.08	-3.55	1.13	0.94	14.33	13.06	154.46
California Companies(14)	36.16	34,557	2,110.7	39.47	27.75	34.96	3.33	29.83	8.45	2.59	1.99	19.29	18.54	257.37
Florida Companies(7)	24.07	20,412	490.6	26.48	18.37	23.29	2.76	27.04	7.06	1.25	1.21	10.91	10.49	152.30
Mid-Atlantic Companies(33)	19.83	26,273	583.1	24.18	17.52	19.47	1.69	7.05	-9.43	1.09	0.89	13.10	11.45	166.88
Mid-West Companies(71)	20.01	7,391	151.2	23.47	17.42	19.92	0.40	7.70	-3.20	1.24	1.05	15.31	14.30	155.30
New England Companies(4)	26.19	39,969	575.8	30.63	20.94	26.18	-0.41	27.64	6.52	1.43	1.25	17.82	14.26	195.88
North-West Companies(7)	23.91	18,150	471.8	25.68	20.53	23.50	1.55	16.88	-0.40	1.38	1.27	15.77	13.25	148.51
South-East Companies(14)	18.86	8,202	125.6	21.82	16.45	18.65	1.14	6.49	-5.57	0.83	0.56	14.26	13.74	134.31
South-West Companies(3)	16.65	7,866	122.4	20.47	14.42	16.45	1.31	13.41	-9.23	0.99	0.69	13.74	10.98	195.22
Western Companies (Excl CA)(1)	10.59	6,520	69.0	13.90	8.00	12.00	-11.75	15.74	14.49	0.64	1.13	11.38	11.38	266.38
Thrift Strategy(145)	21.62	13,035	398.5	25.20	18.40	21.34	0.99	11.10	-3.13	1.27	1.05	15.00	13.86	166.20
Mortgage Banker Strategy(7)	24.86	77,120	1,719.2	27.00	20.46	23.97	3.74	17.58	-0.86	1.82	1.56	14.24	11.18	195.20
Real Estate Strategy(2)	15.15	5,816	87.9	15.82	12.18	15.25	-0.61	14.91	9.33	1.06	0.64	9.42	9.41	112.89
Companies Issuing Dividends(140)	21.85	15,985	462.8	25.34	18.61	21.55	1.13	11.06	-3.05	1.30	1.09	15.07	13.91	164.27
Companies Without Dividends(14)	19.34	12,270	305.5	22.52	15.67	19.02	0.52	16.25	-0.25	1.13	0.74	12.50	10.71	197.70
Equity/Assets <6%(13)	17.57	11,783	263.1	20.77	14.49	17.37	0.45	11.77	-1.47	1.24	0.75	11.21	10.40	217.23
Equity/Assets 6-12%(105)	23.61	16,055	538.9	27.40	20.06	23.27	1.17	10.14	-3.64	1.50	1.26	15.56	14.28	183.77
Equity/Assets >12%(36)	17.50	16,196	265.1	20.14	14.98	17.28	1.10	15.12	-1.06	0.69	0.63	14.27	13.12	97.57
Converted Last 3 Mths (no MHC)(1)	9.81	27,743	272.2	21.27	9.35	9.81	0.00	-18.05	-43.72	0.60	0.58	11.00	5.29	78.67
Actively Traded Companies(10)	35.94	73,024	3,188.4	39.79	29.75	34.75	3.32	14.06	-0.82	2.47	2.57	18.91	15.89	242.29
Market Value Below $20 Million(12)	12.77	1,460	15.2	16.19	11.63	12.83	-0.97	1.04	-11.83	0.57	0.09	11.78	10.99	150.87
Holding Company Structure(152)	21.75	15,778	454.1	25.24	18.46	21.45	1.10	11.42	-2.96	1.29	1.07	14.95	13.73	167.43
Assets Over $1 Billion(53)	25.71	39,303	1,190.0	29.24	21.19	24.93	2.76	15.39	-0.92	1.65	1.37	14.94	13.07	185.21
Assets $500 Million-$1 Billion(36)	20.98	4,783	91.5	24.19	17.97	20.82	0.75	11.56	-4.39	1.21	0.95	14.67	13.54	176.36
Assets $250-$500 Million(32)	19.43	2,727	47.1	23.20	17.35	19.49	-0.02	5.28	-4.58	1.28	1.14	15.61	14.51	165.22
Assets less than $250 Million(33)	17.76	1,473	25.0	21.17	15.15	17.75	-0.28	10.46	-2.56	0.77	0.62	14.35	14.08	124.26
Goodwill Companies(101)	21.83	19,099	444.7	25.22	18.45	21.43	1.70	13.12	-2.83	1.27	1.02	14.79	13.02	168.59
Non-Goodwill Companies(53)	21.32	8,489	465.7	24.96	18.28	21.25	-0.23	7.84	-2.89	1.33	1.16	15.08	15.08	162.62
Acquirors of FSLIC Cases(6)	46.00	60,436	4,197.1	49.06	36.97	44.51	2.77	16.48	4.99	3.11	3.24	24.39	23.28	328.23

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or within the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of August 20, 2004

Financial Institution	Market Capitalization			Price Change Data						Current Per Share Financials				
		Shares	Market	52 Week (1)			% Change From						Tangible	
	Price/ Share(1) ($)	Outst- anding (000)	Capital- ization(9) ($Mil)	High ($)	Low ($)	Last Week ($)	Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2000(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. BIF-Insured Thrifts(no MHC)														
BIF-Insured Thrifts(23)	22.62	31,699	580.1	26.69	19.32	22.43	0.99	5.35	-4.65	1.34	1.27	13.84	12.91	148.84
NYSE Traded Companies(3)	19.12	162,279	3,227.5	28.56	16.77	18.40	3.94	-12.24	-17.01	0.97	1.19	12.54	8.49	81.30
AMEX Traded Companies(2)	27.73	4,198	131.0	29.85	23.41	27.06	1.91	11.29	-0.43	1.63	1.41	17.85	17.20	212.96
NASDAQ Listed OTC Companies(18)	22.40	16,974	266.0	25.97	19.10	22.34	0.44	7.02	-3.49	1.36	1.26	13.45	12.93	149.33
Mid-Atlantic Companies(9)	18.85	77,627	1,407.5	24.56	16.55	18.60	1.73	-3.14	-12.62	1.24	1.20	11.55	9.60	120.33
New England Companies(10)	26.87	9,575	182.9	30.34	22.88	26.63	0.82	8.45	-1.89	1.51	1.42	16.75	16.20	180.04
North-West Companies(3)	21.14	7,790	159.8	24.51	16.72	21.22	-0.02	21.86	6.63	1.45	1.27	10.41	10.39	133.90
South-East Companies(1)	10.00	3,068	30.7	10.95	9.13	9.99	0.10	-4.58	-4.21	0.29	0.29	8.29	8.29	68.99
Thrift Strategy(22)	22.62	31,699	580.1	26.69	19.32	22.43	0.99	5.35	-4.65	1.34	1.27	13.84	12.91	148.84
Companies Issuing Dividends(23)	22.62	31,699	580.1	26.69	19.32	22.43	0.99	5.35	-4.65	1.34	1.27	13.84	12.91	148.84
Equity/Assets <6%(1)	23.10	5,277	121.9	26.45	17.29	23.76	-2.78	31.62	3.73	1.66	1.47	10.38	10.38	182.62
Equity/Assets 6-12%(16)	26.37	7,693	160.2	30.20	22.41	26.20	0.61	10.27	-3.14	1.67	1.54	16.01	15.36	191.78
Equity/Assets >12%(6)	15.68	80,115	1,426.1	20.46	14.01	15.28	2.31	-8.04	-8.81	0.70	0.73	10.43	8.85	64.49
Actively Traded Companies(5)	29.00	4,550	113.5	33.76	25.00	28.86	0.54	3.22	-3.73	1.69	1.68	18.81	18.48	195.41
Holding Company Structure(20)	21.24	37,698	685.9	25.40	18.26	20.96	1.32	2.57	-7.11	1.19	1.17	13.31	12.24	133.78
Assets Over $1 Billion(9)	19.33	75,674	1,355.8	24.21	16.83	18.77	2.70	-4.02	-11.65	0.99	1.02	11.38	9.65	93.14
Assets $500 Million-$1 Billion(9)	28.09	4,350	110.8	32.37	23.96	28.02	0.30	9.27	-3.74	1.73	1.55	16.96	16.39	203.98
Assets $250-$500 Million(3)	23.52	2,647	53.4	26.17	20.23	24.01	-1.94	10.32	3.35	1.97	1.99	16.86	16.60	214.30
Assets less than $250 Million(2)	14.13	2,560	34.1	15.98	10.90	14.07	0.33	19.50	8.69	0.62	0.42	8.49	8.47	85.32
Goodwill Companies(16)	23.06	38,214	712.6	27.90	19.76	22.74	1.53	4.76	-6.41	1.36	1.23	14.37	13.09	156.68
Non-Goodwill Companies(7)	21.48	14,761	235.5	23.52	18.20	21.62	-0.42	6.88	-0.08	1.29	1.36	12.45	12.45	128.45

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or within the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of August 20, 2004

Financial Institution	Market Capitalization			Price Change Data						Current Per Share Financials				
				52 Week (1)			% Change From							
	Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	High ($)	Low ($)	Last Week ($)	Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2000(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. MHC Institutions														
SAIF-Insured Thrifts(14)	19.04	16,236	123.1	23.63	15.73	18.69	1.96	13.85	1.73	0.44	0.43	9.12	8.62	77.25
BIF-Insured Thrifts(5)	26.55	59,519	724.2	31.32	20.60	25.98	2.26	22.16	1.66	0.92	0.62	9.56	8.95	95.44
AMEX Traded Companies(2)	16.90	6,170	57.6	19.75	13.58	16.09	4.77	14.21	-1.32	0.47	0.43	9.71	9.71	60.72
NASDAQ Listed OTC Companies(17)	21.50	30,151	307.6	26.35	17.41	21.14	1.72	16.25	2.07	0.58	0.49	9.19	8.59	84.54
California Companies(1)	13.32	14,549	75.8	14.00	10.47	13.16	1.22	33.20	33.20	0.16	0.17	5.86	5.86	63.42
Mid-Atlantic Companies(10)	21.47	29,349	299.8	26.91	17.34	21.22	1.87	11.82	-3.88	0.63	0.60	8.68	7.97	90.77
Mid-West Companies(5)	17.02	18,707	160.9	20.82	14.71	16.88	0.46	14.33	2.98	0.29	0.31	9.14	8.82	68.14
New England Companies(2)	26.51	51,879	674.1	29.62	18.18	25.16	5.44	36.11	17.93	1.23	0.58	11.97	11.37	96.13
South-East Companies(1)	33.18	19,571	118.5	41.00	29.36	31.39	5.70	9.47	-12.68	0.39	0.27	13.34	13.03	54.56
Thrift Strategy(18)	20.41	23,956	227.7	25.21	16.87	20.06	1.87	13.52	-0.81	0.49	0.47	9.07	8.57	80.27
Diversified Strategy(1)	31.91	93,700	1,245.3	33.73	19.55	30.39	5.00	61.41	47.05	1.88	0.65	12.34	11.15	113.76
Companies Issuing Dividends(17)	21.96	29,790	308.6	27.06	17.75	21.48	2.47	14.41	-1.60	0.60	0.50	9.45	8.85	85.93
Companies Without Dividends(2)	12.99	9,235	49.0	13.75	10.74	13.21	-1.66	29.85	29.85	0.32	0.33	7.47	7.47	48.95
Equity/Assets <6%(1)	14.79	5,899	31.7	22.68	13.15	13.88	6.56	-8.65	-20.27	0.11	0.10	6.84	6.38	127.13
Equity/Assets 6-12%(10)	23.92	43,472	477.9	28.95	18.70	23.63	1.26	17.36	2.15	0.81	0.64	9.82	8.89	107.76
Equity/Assets >12%(8)	18.16	10,536	66.8	21.91	15.39	17.67	2.45	17.47	3.91	0.32	0.33	8.81	8.77	44.24
Holding Company Structure(16)	21.40	24,133	241.4	26.59	17.67	21.04	1.78	12.04	-4.07	0.54	0.51	9.43	8.86	84.79
Assets Over $1 Billion(5)	30.75	84,472	941.7	36.27	24.23	29.70	3.74	27.10	3.36	0.97	0.67	11.20	10.31	100.55
Assets $500 Million-$1 Billion(4)	15.24	15,259	92.9	19.11	12.73	14.57	4.41	13.19	4.78	0.24	0.23	7.71	7.60	73.49
Assets $250-$500 Million(7)	20.75	4,505	29.9	26.41	16.98	20.88	-0.50	6.38	-5.48	0.55	0.53	9.40	8.66	93.83
Assets less than $250 Million(3)	13.11	3,325	18.4	14.92	10.75	12.87	1.95	23.92	11.63	0.38	0.38	7.63	7.62	35.06
Goodwill Companies(8)	19.77	22,849	239.2	25.00	15.72	18.98	3.81	10.01	-3.86	0.64	0.41	9.24	7.97	94.99
Non-Goodwill Companies(11)	21.92	31,101	311.9	26.13	17.95	21.79	0.75	20.42	5.76	0.52	0.53	9.24	9.24	72.61
MHC Institutions(19)	21.02	27,626	281.3	25.65	17.01	20.61	2.04	16.04	1.71	0.57	0.48	9.24	8.71	82.04
MHC Converted Last 3 Months(1)	12.65	3,920	22.3	13.50	11.00	13.25	-4.53	26.50	26.50	0.48	0.48	9.08	9.08	34.47

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or within the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of August 20, 2004

		Market Capitalization			Price Change Data						Current Per Share Financials				
					52 Week (1)			% Change From						Tangible	
	Financial Institution	Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	High ($)	Low ($)	Last Week ($)	Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2000(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Book Value/ Share(4) ($)	Assets/ Share ($)
NYSE Traded Companies															
AF	Astoria Financial Corp. of NY	36.34	76,824	2,791.8	42.55	30.77	34.55	5.18	14.64	-2.31	2.59	2.52	17.86	15.45	290.72
BBX	BankAtlantic Bancorp of FL	18.14	59,779	1,084.4	19.75	13.70	17.40	4.25	28.65	-4.53	1.25	1.45	7.37	5.90	90.81
CFB	Commercial Federal Corp. of NE	26.75	39,871	1,066.5	28.48	23.79	26.40	1.33	10.72	0.15	2.03	2.69	18.84	14.40	293.79
DSL	Downey Financial Corp. of CA	54.60	27,968	1,527.1	55.49	41.77	51.80	5.41	28.38	10.75	3.21	2.34	33.70	33.58	508.52
FED	FirstFed Financial Corp. of CA	45.75	16,406	750.6	49.05	38.16	43.92	4.17	15.82	5.17	3.96	3.88	26.79	26.40	336.76
FBC	Flagstar Bancorp, Inc. of MI	21.76	61,141	1,330.4	28.11	18.00	20.31	7.14	8.91	1.59	3.36	1.69	11.61	11.61	195.71
GDW	Golden West Fin. Corp. of CA	106.85	152,749	16,321.2	116.91	83.10	103.45	3.29	24.00	3.55	7.79	7.75	42.98	42.98	609.88
GPT	GreenPoint Fin. Corp. of NY(8)*	42.10	131,886	5,552.4	47.30	28.85	39.82	5.73	22.99	19.20	3.42	1.09	14.88	11.89	196.80
NDE	IndyMac Bancorp, Inc. of CA	34.40	61,099	2,101.8	37.44	22.35	33.25	3.46	52.96	15.47	2.89	-1.46	17.27	16.72	237.25
NYB	New York Community Bcrp of NY*	20.34	264,493	5,379.8	35.57	17.62	19.57	3.93	-12.06	-28.73	1.35	1.83	11.49	3.76	91.07
PFB	PFF Bancorp, Inc. of Pomona CA	36.45	16,785	611.8	40.95	28.29	35.88	1.59	27.00	0.47	2.53	2.38	19.25	19.17	217.11
PFS	Provident Fin. Serv. Inc of NJ*	17.90	60,065	1,075.2	21.55	15.91	17.22	3.95	-12.43	-5.29	0.59	0.54	13.59	13.22	71.53
SOV	Sovereign Bancorp, Inc. of PA	21.44	310,365	6,654.2	25.20	17.78	20.48	4.69	18.06	-9.73	1.47	1.31	12.29	7.34	156.87
WES	Westcorp of Irvine CA	41.20	51,833	2,135.5	46.80	33.33	40.58	1.53	19.14	12.72	3.21	3.21	23.65	23.64	289.37
AMEX Traded Companies															
BHL	Berkshire Hills Bancorp of MA*	36.45	5,871	214.0	39.20	30.25	35.11	3.82	8.81	0.69	1.76	1.66	20.79	19.81	220.76
BFD	BostonFed Bancorp, Inc. of MA(8)	39.05	4,540	177.3	39.99	29.20	38.15	2.36	29.91	11.89	0.99	-0.29	20.59	16.89	374.20
CNY	Carver Bancorp, Inc. of NY	17.95	2,291	41.1	26.50	17.15	18.30	-1.91	1.70	-29.33	2.02	1.95	18.30	18.30	241.31
EFC	EFC Bancorp, Inc of Elgin IL	25.15	4,653	117.0	28.49	19.85	25.00	0.60	24.38	5.23	1.52	1.43	17.13	17.13	204.35
FDT	Federal Trust Corp of FL	7.65	6,662	51.0	8.25	6.85	7.70	-0.65	11.68	-4.37	0.46	0.41	4.11	4.11	77.36
GOV	Gouverneur Bcp MHC of NY(42.5)	12.70	2,283	12.3	14.00	10.35	12.25	3.67	17.59	8.55	0.36	0.35	7.82	7.82	42.94
NBN	Northeast Bancorp of Auburn ME*	19.00	2,525	48.0	20.50	16.57	19.00	0.00	13.77	-1.55	1.50	1.15	14.90	14.59	205.16
SZB	SouthFirst Bancshares of AL	15.45	719	11.1	18.75	14.20	16.10	-4.04	10.36	-10.69	-0.90	-1.76	14.16	13.40	193.02
TSH	Teche Hlding Cp of N Iberia LA	38.00	2,279	86.6	41.50	32.25	37.75	0.66	17.83	4.74	2.60	2.55	25.44	25.44	254.70
WSB	Washington SB, FSB of Bowie MD	10.40	7,308	76.0	11.09	8.75	10.44	-0.38	13.41	12.43	1.20	0.93	6.41	6.41	64.50
WFD	Westfield Finl MHC of MA(46.5)*	21.10	10,057	102.9	25.50	16.81	19.93	5.87	10.82	-11.20	0.57	0.50	11.59	11.59	78.50
WFI	Winton Financial Corp. of OH	15.30	4,606	70.5	15.30	12.70	15.00	2.00	16.35	16.26	1.05	0.82	9.98	9.96	120.22
WRO	Woronoco Bancorp, Inc. of MA	36.90	3,673	135.5	40.50	25.45	35.85	2.93	35.61	1.79	1.55	1.42	21.43	20.94	240.15
NASDAQ Listed OTC Companies															
FIFG	1st Independence Fin Grp of KY	19.57	1,223	23.9	25.00	17.32	19.50	0.36	-5.23	-14.05	-0.89	-0.99	16.77	16.30	147.54
AMFC	AMB Fin. Corp. of Munster IN	15.01	975	14.6	19.36	13.12	16.00	-6.19	0.07	4.60	1.04	1.10	13.16	13.16	158.32
ASBP	ASB Financial Corp. of OH	24.25	1,668	40.4	29.24	19.25	25.00	-3.00	21.25	7.49	1.21	1.19	20.39	20.39	97.53
AABC	Access Anytime Bancorp of NM	13.56	1,227	16.6	14.74	11.93	13.56	0.00	12.07	-4.57	0.95	0.19	13.07	7.62	232.55
AFBC	Advance Fin. Bancorp of WV	18.37	1,398	25.7	21.75	16.14	18.00	2.06	6.86	0.77	1.88	1.51	15.31	10.82	228.39
ALLB	Alliance Bank MHC of PA (20.0)	30.00	3,441	20.6	40.50	22.35	30.77	-2.50	26.96	7.14	0.70	0.69	10.18	10.18	111.23
ASBI	Ameriana Bancorp of IN	16.05	3,149	50.5	18.00	14.05	15.95	0.63	3.55	10.69	0.79	1.71	12.43	12.20	136.09
ABCW	Anchor BanCorp Wisconsin of WI	25.74	22,998	592.0	27.13	22.70	24.95	3.17	2.06	3.37	1.91	1.29	13.38	12.47	166.96
ALFC	Atlantic Liberty Fincl of NY	18.00	1,681	30.3	20.90	16.48	18.00	0.00	-4.05	-7.93	0.84	0.84	15.72	15.72	108.69
BCSB	BCSB Bankcorp MHC of MD (36.4)	14.79	5,899	31.7	22.68	13.15	13.88	6.56	-8.65	-20.27	0.11	0.10	6.84	6.38	127.13
BKMU	Bank Mutual Corp of WI	11.40	78,232	891.8	12.60	9.65	11.01	3.54	11.87	0.09	0.33	0.29	9.07	8.33	39.72
BKUNA	BankUnited Fin. Corp. of FL	27.41	30,006	822.5	30.25	20.75	26.86	2.05	22.80	6.28	1.58	1.46	15.18	14.24	275.35
BRBI	Blue River Bancshares of IN	5.31	3,406	18.1	7.00	4.55	5.31	0.00	13.95	-14.90	0.10	0.05	4.71	3.66	60.04
BYFC	Broadway Financial Corp. of CA	12.35	1,500	18.5	15.00	11.01	11.69	5.65	4.22	-5.00	1.10	1.02	8.48	8.48	169.12
BRKL	Brookline Bancorp, Inc. of MA*	14.56	59,074	860.1	16.25	13.75	14.22	2.39	-8.83	-5.08	0.29	0.26	10.09	10.09	27.26
CITZ	CFS Bancorp, Inc of Munster IN	13.53	12,291	166.3	15.20	12.44	12.95	4.48	-4.04	-8.58	0.25	0.19	12.57	12.45	119.74
CKFB	CKF Bancorp of Danville KY	19.00	1,470	27.9	20.00	12.00	17.51	8.51	45.15	13.43	1.14	1.14	10.73	9.99	103.31
CAFI	Camco Fin Corp of Cambridge OH	14.10	7,359	103.8	18.51	12.63	14.28	-1.26	-15.21	-18.64	0.64	0.45	12.46	12.06	145.23
CFFN	Capitol Fd Fn MHC of KS (29.2)	32.52	73,970	699.1	39.58	28.30	31.92	1.88	12.80	-9.84	0.36	0.36	13.03	13.03	114.20
CEBK	Central Bncrp of Somerville MA*	31.36	1,665	52.2	38.00	26.00	31.25	0.35	-10.60	-14.11	1.26	1.09	25.61	24.27	305.31
GCFC	Central Federal Corp. of OH	12.30	2,039	25.1	18.00	10.70	12.97	2.76	0.41	-23.56	-0.91	-0.96	9.15	9.15	63.24
CHFN	Charter Fincl MHC of GA (18.4)	33.18	19,571	118.5	41.00	29.36	31.39	5.70	9.47	-12.68	0.39	0.27	13.34	13.03	54.56
CFSL	Chesterfield Financial of IL(8)	30.91	3,876	119.8	31.25	21.95	30.87	0.13	38.98	30.15	0.51	0.51	19.29	19.17	93.46
CHEV	Cheviot Fin Cp MHC of OH(45.0)	10.95	9,919	48.9	13.75	10.17	11.15	-1.79	9.50	9.50	-0.02	0.17	7.72	7.72	28.10
CTZN	Citizens First Bancorp of MI	22.49	8,290	186.4	24.47	20.40	20.83	7.97	5.64	-1.36	1.17	1.11	19.15	17.52	156.09
CFSB	Citizens First Fin Corp. of IL	23.25	1,499	34.9	28.50	20.00	23.34	-0.39	-4.16	-8.82	1.06	0.84	22.45	22.45	222.97
CSBC	Citizens South Banking of NC	12.84	7,522	96.6	15.25	12.40	12.81	0.23	-6.62	-7.96	0.36	0.20	11.36	10.34	65.76
CSBK	Clifton Svg Bp MHC of NJ(45.0)	11.74	30,530	161.3	14.25	10.50	11.29	3.99	17.40	17.40	0.12	0.13	6.56	6.56	24.91
CFCP	Coastal Fin. Corp. of SC	14.44	15,856	229.0	15.82	10.89	13.98	3.29	23.21	-1.10	0.87	0.83	4.93	4.93	80.72
CCBI	Commercial Capital Bcrp of CA	23.63	53,126	1,255.4	23.98	9.56	21.07	12.15	135.59	47.14	0.56	0.52	10.97	4.13	89.29

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of August 20, 2004

	Financial Institution	Market Capitalization			Price Change Data						Current Per Share Financials				
					52 Week (1)			% Change From						Tangible	
		Price/ Share(1)	Shares Outst- anding	Market Capital- ization(9)	High	Low	Last Week	Last Week	52 Wks Ago(2)	Dec 31, 2000(2)	Trailing 12 Mo. EPS(3)	12 Mo. Core EPS(3)	Book Value/ Share	Book Value/ Share(4)	Assets/ Share
		($)	(000)	($Mil)	($)	($)	($)	(%)	(%)	(%)	($)	($)	($)	($)	($)
NASDAQ Listed OTC Companies (continued)															
CFFC	Community Fin. Corp. of VA	19.63	2,079	40.8	24.70	17.15	18.75	4.69	13.08	-0.61	1.62	1.62	14.03	14.02	170.87
CIBI	Community Inv. Bncp, Inc of OH	13.00	1,097	14.3	17.00	13.00	13.00	0.00	-1.52	-13.16	0.80	0.73	12.21	12.21	110.80
DCOM	Dime Community Bancshars of NY*	16.36	37,304	610.3	21.51	15.33	16.05	1.93	-0.67	-20.23	1.33	1.27	7.22	5.72	93.01
DFBS	Dutchfork Bancshares Inc of SC(8)	41.24	1,126	46.4	43.25	33.20	40.00	3.10	23.18	7.12	1.24	1.81	27.48	27.48	180.19
ESBF	ESB Financial Corp. of PA	12.53	10,717	134.3	16.89	10.63	12.48	0.40	-15.45	-22.17	0.87	0.76	8.31	7.61	127.07
ESBK	Elmira Svgs Bank, FSB of NY*	28.82	986	28.4	33.35	25.45	29.50	-2.31	9.33	1.44	2.53	1.97	20.48	19.96	318.01
EVRT	Evertrust Fin. Grp, Inc. of WA(8)*	25.46	6,893	175.5	30.44	15.95	25.38	0.32	47.94	20.95	1.23	1.17	13.23	13.23	111.57
FFDF	FFD Financial Corp of Dover OH	14.41	1,207	17.4	16.50	13.00	14.41	0.00	-0.62	-2.31	0.70	0.35	14.18	14.18	113.18
FFLC	FFLC Bancorp of Leesburg FL	26.77	5,405	144.7	30.95	24.26	26.72	0.19	-2.87	-6.89	1.68	1.58	14.89	14.89	187.05
FFWC	FFW Corporation of Wabash IN	22.65	1,285	29.1	26.12	19.95	22.65	0.00	13.19	2.95	1.92	1.52	18.87	18.11	186.09
FMCO	FMS Fin Corp. of Burlington NJ	16.05	6,501	104.3	20.50	13.66	16.51	-2.79	12.63	-10.83	1.11	1.11	10.05	9.60	190.77
FFHH	FSF Financial Corp. of MN(8)	34.75	2,386	82.9	35.00	28.01	34.60	0.43	15.18	13.93	1.82	0.77	21.64	19.63	214.09
FSBI	Fidelity Bancorp, Inc. of PA	21.20	2,668	56.6	24.35	19.55	20.07	5.63	8.77	-9.75	1.68	1.45	14.94	13.86	238.29
FFFL	Fidelity Bankshares, Inc of FL	36.14	15,130	546.8	38.45	23.74	34.05	6.14	42.28	15.10	1.27	1.32	12.50	12.36	224.89
FFED	Fidelity Fed. Bancorp of IN(8)	1.58	11,000	17.4	2.55	1.32	1.48	6.76	5.33	0.00	0.02	-0.01	1.42	1.42	17.52
FBTC	First BancTrust Corp of IL	12.03	2,500	30.1	13.75	11.05	11.80	1.95	8.09	-0.82	0.61	0.47	10.30	10.30	88.49
FBEI	First Bancorp of Indiana of IN	20.50	1,624	33.3	23.40	19.05	20.70	-0.97	1.54	2.14	0.87	0.43	18.83	17.57	145.78
FBSI	First Bancshares, Inc. of MO	19.52	1,658	32.4	22.15	16.66	19.84	-1.61	13.82	-7.05	1.35	1.27	16.71	16.41	161.76
FCAP	First Capital, Inc. of IN	19.55	2,817	55.1	25.00	19.00	20.00	-2.25	-2.25	-6.90	1.24	1.25	15.57	13.45	148.33
FCFL	First Community Bk Corp of FL	21.30	2,115	45.0	26.19	14.00	21.15	0.71	71.77	39.22	0.82	0.76	10.65	10.45	101.69
FDEF	First Defiance Fin. Corp of OH	25.25	6,318	159.5	30.65	22.01	25.37	-0.47	11.09	-2.51	1.92	1.37	19.70	16.64	169.86
FFFS	First Fed Serv MHC of IL(45.0)	12.65	3,920	22.3	13.50	11.00	13.25	-4.53	26.50	26.50	0.48	0.48	9.08	9.08	34.47
FFBH	First Fed. Bancshares of AR	20.50	5,195	106.5	21.50	16.50	20.50	0.00	24.24	0.00	1.40	1.26	14.35	14.35	137.18
FTFC	First Fed. Capital Corp. of WI(8)	29.20	22,517	657.5	29.25	19.76	28.34	3.03	39.78	29.43	1.62	0.70	12.63	8.62	163.64
FFBI	First Federal Bancshares of IL	23.10	1,310	30.3	36.00	23.10	24.95	-7.41	-26.71	-34.38	1.71	1.65	16.43	15.21	234.90
FFSX	First Federal Bankshares of IA	23.15	3,740	86.6	25.24	19.97	22.10	4.75	15.81	-6.12	1.49	1.26	19.34	14.32	169.32
FFDZ	First Federal Bncrp, Inc of OH(8)	13.07	3,286	42.9	15.00	7.51	13.02	0.38	68.21	44.10	0.55	0.50	6.91	6.91	76.23
FFCH	First Fin. Holdings Inc. of SC	30.16	12,382	373.4	33.14	25.75	29.24	3.15	6.80	-3.55	2.03	1.81	13.18	11.36	198.02
FFHS	First Franklin Corp. of OH	19.25	1,646	31.7	21.48	15.26	19.00	1.32	20.24	7.12	0.69	0.41	14.32	14.32	165.72
FKFS	First Keystone Fin., Inc of PA	22.50	1,926	43.3	29.00	22.50	23.00	-2.17	-5.22	-17.58	1.35	0.70	14.63	14.63	293.33
CASH	First Midwest Fin., Inc. of IA	20.55	2,497	51.3	24.75	19.80	20.50	0.24	0.98	-4.86	1.70	1.92	17.95	16.59	303.38
FMSB	First Mutual Bncshrs Inc of WA*	23.10	5,277	121.9	26.45	17.29	23.76	-2.78	31.62	3.73	1.66	1.47	10.38	10.38	182.62
FNFG	First Niagara Fin. Group of NY*	12.11	83,686	1,013.4	15.90	11.49	12.02	0.75	-22.42	-19.10	0.43	0.42	8.70	7.33	42.89
FNFI	First Niles Fin., Inc. of OH	16.85	1,376	23.2	19.44	15.60	17.50	-3.71	9.99	-5.07	0.76	0.64	11.19	11.19	70.69
FPTB	First PacTrust Bancorp of CA	23.70	4,696	111.3	24.33	19.53	23.60	0.42	12.91	6.18	1.01	1.00	16.66	16.66	141.61
FPFC	First Place Fin. Corp. of OH	18.14	15,141	274.7	20.00	16.44	17.49	3.72	3.66	-7.12	0.93	0.64	14.74	9.83	148.41
FBNW	FirstBank NW Corp. of WA	27.22	2,965	80.7	31.05	24.50	27.15	0.26	-2.12	-10.31	1.73	1.30	23.50	16.48	247.10
FFIC	Flushing Fin. Corp. of NY*	17.58	19,228	338.0	19.50	13.49	17.21	2.15	19.43	-3.83	1.18	1.17	7.80	7.59	105.47
FKKY	Frankfort First Bancorp of KY	24.93	1,267	31.6	26.36	19.79	23.88	4.40	22.21	19.86	0.80	0.80	13.95	13.95	108.90
FBTX	Franklin Bank Corp of TX	15.38	21,225	326.4	20.70	14.33	14.80	3.92	6.07	-19.05	0.59	0.50	11.98	9.15	144.65
CUPB	GFSB Bancorp, Inc of Gallup NM	21.00	1,146	24.1	25.98	17.00	21.00	0.00	22.09	-4.07	1.42	1.39	16.18	16.18	208.47
GSLA	GS Financial Corp. of LA	18.59	1,299	24.1	20.00	17.99	18.59	0.00	-0.59	-4.37	0.40	0.19	21.86	21.86	161.27
GTPS	Great American Bancorp of IL	24.25	735	17.8	36.75	23.00	23.50	3.19	-26.52	-30.73	1.67	1.57	23.09	22.43	213.96
PEDE	Great Pee Dee Bancorp of SC	15.90	1,812	28.8	18.10	15.05	15.50	2.58	-1.24	-9.66	0.68	0.62	14.60	14.00	86.60
GAFC	Greater Atlant. Fin Corp of VA	6.15	3,013	18.5	8.31	5.84	6.00	2.50	-14.23	-24.54	-0.20	-3.40	6.31	5.88	178.57
GCBC	Green Co Bcrp MHC of NY (43.9)	32.89	2,054	29.7	36.00	25.65	32.89	0.00	29.23	-0.93	1.42	1.42	14.52	14.52	138.55
HCBB	HCB Bancshares, Inc. of AR(8)	18.35	1,428	26.2	20.13	17.50	18.35	0.00	0.00	1.94	0.37	0.13	19.72	19.72	157.64
HFFC	HF Financial Corp. of SD	15.25	3,533	53.9	18.25	14.05	15.42	-1.10	-5.92	-6.73	1.13	0.85	14.37	12.97	233.01
HMNF	HMN Financial, Inc. of MN	26.25	4,457	117.0	28.19	20.00	25.50	2.94	25.66	8.07	2.20	1.66	18.20	17.26	205.09
HARB	Harbor Florida Bancshrs of FL	31.11	23,788	740.0	31.50	25.29	29.17	6.65	14.92	4.61	1.66	1.52	11.68	11.51	108.97
HARL	Harleysville Svgs Fin Cp of PA	28.50	2,292	65.3	34.50	25.00	26.39	8.00	5.99	-4.68	2.06	1.91	18.88	18.88	308.86
HWFG	Harrington West Fncl Grp of CA	16.14	5,269	85.0	18.00	11.80	16.29	-0.92	29.33	16.70	1.53	1.46	9.29	8.35	199.36
HFWA	Heritage Financial Corp of WA	20.30	5,904	119.9	23.00	18.20	20.32	-0.10	-7.26	-5.71	1.55	1.42	9.64	8.52	112.72
HIFS	Hingham Inst. for Sav. of MA*	41.50	2,081	86.4	44.97	35.82	41.60	-0.24	4.90	-0.10	2.80	2.77	20.26	20.26	252.79
HCFC	Home City Fin. Corp. of OH	16.00	824	13.2	18.25	13.45	15.90	0.63	18.96	-7.25	0.79	0.78	15.03	14.67	185.99
HWEN	Home Financial Bancorp of IN	4.95	1,356	6.7	6.40	4.79	5.65	-12.39	-5.35	-21.55	0.24	0.33	5.21	5.21	44.04
HLFC	Home Loan Financial Corp of OH	19.50	1,691	33.0	21.25	16.25	19.50	0.00	14.71	1.30	1.12	1.11	13.46	13.46	93.15
HFBC	HopFed Bancorp, Inc. of KY	16.76	3,637	61.0	18.50	16.00	16.78	-0.12	3.08	-2.78	1.09	0.98	12.75	11.20	160.10
HRZB	Horizon Financial Corp. of WA*	19.18	10,303	197.6	22.56	16.14	18.67	2.73	12.10	9.54	1.24	1.06	10.44	10.39	85.17
HCBK	Hudson Cty Bcp MHC of NJ(34.5)*	34.24	187,157	2,211.2	40.38	27.86	34.09	0.44	19.80	-10.32	1.16	1.10	6.88	6.88	99.76
HRBT	Hudson River Bancorp Inc of NY(8)	17.51	30,430	532.8	21.44	14.51	17.26	1.45	16.04	-10.30	1.08	1.08	9.36	7.06	85.76
ICBC	Independence Comm Bnk Cp of NY	37.60	83,392	3,135.5	41.58	31.71	36.40	3.30	15.16	4.53	1.99	1.98	25.78	11.28	216.06
IFSB	Independence FSB of DC(8)	20.45	1,552	31.7	25.49	17.50	20.40	0.25	16.86	-12.08	-0.15	-1.58	12.88	12.88	129.78
JXSB	Jcksnville Bcp MHC of IL(46.8)	14.99	1,952	13.7	20.00	13.20	14.99	0.00	-4.83	-11.09	0.35	0.25	9.86	8.30	136.17
JFBI	Jefferson Bancshares Inc of TN	12.43	8,386	104.2	15.09	11.30	12.42	0.08	-7.24	-9.93	0.15	0.46	11.26	11.26	36.76

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of August 20, 2004

	Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	Low ($)	Last Week ($)	% Change From: Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2000(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NASDAQ Listed OTC Companies (continued)															
KFED	K-Fed Bancorp of CA MHC (39.1)	13.32	14,549	75.8	14.00	10.47	13.16	1.22	33.20	33.20	0.16	0.17	5.86	5.86	63.42
KNBT	KNBT Bancorp, Inc. of PA	16.17	28,854	466.6	17.99	14.17	16.00	1.06	61.70	-8.02	-0.33	0.34	13.79	12.21	71.29
LSBX	LSB Corp of No. Andover MA*	18.22	4,307	78.5	18.99	15.00	18.51	-1.57	11.30	5.26	1.41	2.01	13.23	13.23	110.58
LSBI	LSB Fin. Corp. of Lafayette IN	23.97	1,363	32.7	28.00	22.00	23.97	0.00	6.30	-12.84	2.21	1.72	21.21	21.21	251.44
LARL	Laurel Capital Group Inc of PA	21.25	1,925	40.9	25.98	19.13	19.39	9.59	7.00	-14.14	0.94	0.93	14.30	12.34	156.49
LNCB	Lincoln Bancorp of IN	18.50	4,430	82.0	21.52	16.12	18.77	-1.44	-3.70	-7.27	0.77	0.74	18.18	17.70	131.19
MAFB	MAF Bancorp, Inc. of IL	41.39	32,668	1,352.1	44.95	37.29	39.74	4.15	5.72	-1.22	2.92	2.65	27.74	19.32	286.97
MFBC	MFB Corp. of Mishawaka IN	29.00	1,329	38.5	35.00	25.82	30.46	-4.79	2.91	-4.79	2.02	1.30	26.87	26.87	322.00
MASB	MassBank Corp. of Reading MA*	34.74	4,393	152.6	44.27	32.05	34.25	1.43	-1.59	-19.23	1.73	1.48	24.51	24.26	223.18
MTXC	Matrix Bancorp, Inc. of CO	10.59	6,520	69.0	13.90	8.00	12.00	-11.75	15.74	14.49	0.64	1.13	11.38	11.38	266.38
MFLR	Mayflower Co-Op. Bank of MA*	18.25	2,052	37.4	21.00	12.67	18.15	0.55	43.59	21.59	0.94	0.54	8.70	8.65	101.66
MCBF	Monarch Community Bncrp of MI	13.35	2,710	36.2	17.21	12.57	13.51	-1.18	-7.36	-17.13	0.19	-0.07	15.50	11.59	107.72
MFSF	MutualFirst Fin. Inc. of IN	22.65	4,949	112.1	29.21	20.94	22.69	-0.18	-12.88	-9.80	1.49	1.31	18.64	18.45	165.37
MYST	Mystic Financial, Inc. of MA(8)*	38.30	1,570	60.1	39.50	23.31	37.92	1.00	63.12	26.70	1.02	0.51	17.65	17.65	272.88
NASB	NASB Fin, Inc. of Grandview MO	37.00	8,458	312.9	44.50	32.33	35.60	3.93	8.82	-11.72	2.97	1.91	15.79	15.41	159.12
NHTB	NH Thrift Bancshares of NH	28.25	2,075	58.6	35.67	24.45	29.10	-2.92	13.00	-16.54	2.89	2.09	19.75	13.90	291.52
NTBK	NetBank, Inc. of Alpharetta GA	10.43	46,673	486.8	14.83	9.83	10.05	3.78	-9.78	-21.87	0.73	-1.19	9.22	7.73	110.89
NABC	NewAlliance Bancshares of CT	13.43	114,159	1,533.2	15.72	12.92	13.60	-1.25	34.30	34.30	-0.15	0.25	12.29	7.95	55.98
NMIL	Newmil Bancorp, Inc. of CT*	27.75	4,208	116.8	29.85	23.85	27.58	0.62	14.67	-4.48	1.89	1.83	12.64	10.60	173.66
NBSI	North Bancshares of Chicago IL(8)	24.10	1,145	27.6	24.10	12.75	24.10	0.00	41.76	77.86	0.16	0.19	11.53	11.53	116.74
FFFD	North Central Bancshares of IA	37.00	1,563	57.8	39.25	34.90	37.35	-0.94	5.41	0.43	3.53	3.53	26.37	23.19	288.05
NEIB	Northeast Indiana Bncrp of IN	20.75	1,468	30.5	22.93	18.12	20.82	-0.34	-0.67	-1.38	1.13	1.04	18.07	18.07	153.34
NEPF	Northeast PA Fin. Corp of PA	16.75	4,172	69.9	20.00	14.90	17.00	-1.47	11.89	-12.81	-0.07	-0.15	13.77	11.22	211.06
NWSB	Northwest Bcrp MHC of PA(41.4)	21.89	47,960	434.5	26.67	16.06	20.71	5.70	32.03	2.58	1.05	0.97	10.42	7.46	120.49
OCFC	OceanFirst Fin. Corp of NJ	22.71	13,244	300.8	28.00	21.30	22.39	1.43	-11.81	-16.35	1.37	0.83	10.23	10.12	140.24
ONFC	Oneida Fincl MHC of NY (42.4)	10.95	7,488	34.8	17.65	8.74	10.86	0.83	-34.94	-25.71	0.40	0.34	6.52	4.74	57.53
PBNC	PFS Bancorp Inc. of Aurora IN	22.00	1,474	32.4	22.86	16.86	22.68	-3.00	28.21	11.96	0.57	0.57	18.42	18.42	84.66
PHSB	PHSB Financial Corp. of PA(8)	26.62	2,903	77.3	26.86	17.60	26.52	0.38	40.92	23.81	1.02	0.49	15.65	15.65	111.27
PVFC	PVF Capital Corp. of Solon OH	15.00	7,026	105.4	16.34	11.65	15.50	-3.23	13.46	2.39	1.07	0.45	8.86	8.86	105.55
PPBI	Pacific Premier Bncrp of CA(8)	11.11	5,255	58.4	15.25	6.71	10.75	3.35	47.94	0.18	1.09	1.27	7.88	7.88	80.63
PBCI	Pamrapo Bancorp, Inc. of NJ	21.95	4,975	109.2	29.60	19.00	20.95	4.77	14.03	-13.41	1.60	1.60	10.68	10.68	129.39
PFED	Park Bancorp of Chicago IL	30.32	1,145	34.7	35.05	26.22	31.01	-2.23	11.27	4.34	2.27	2.06	26.09	26.09	236.49
PVSA	Parkvale Financial Corp of PA	26.37	5,581	147.2	30.73	24.25	26.01	1.38	4.73	-1.79	1.79	1.67	18.76	16.76	288.92
PRTR	Partners Trust Fin. Grp. of NY	9.81	27,743	272.2	21.27	9.35	9.81	0.00	-18.05	-43.72	0.60	0.58	11.00	5.29	78.67
PBHC	Pathfinder BC MHC of NY (35.3)*	16.50	2,448	14.3	21.00	14.77	16.50	0.00	-2.08	-10.62	0.61	0.42	8.61	6.74	122.52
PFSB	PennFed Fin. Services of NJ	29.83	6,788	202.5	36.95	27.80	29.92	-0.30	0.81	-10.96	1.78	1.73	17.44	17.24	280.24
PFDC	Peoples Bancorp of Auburn IN	24.20	3,371	81.6	28.00	21.60	23.28	3.95	7.32	0.83	1.45	1.38	18.82	17.98	146.39
PBCT	Peoples Bank MHC of CT (41.7)*	31.91	93,700	1,245.3	33.73	19.55	30.39	5.00	61.41	47.05	1.88	0.65	12.34	11.15	113.76
PCBI	Peoples Community Bcrp. of OH	23.21	3,899	90.5	24.50	19.83	24.00	-3.29	5.45	3.16	0.73	0.70	19.16	17.80	218.56
PSFC	Peoples Sidney Fin. Corp of OH	16.44	1,433	23.6	18.50	13.25	16.44	0.00	19.56	3.53	0.67	0.67	12.18	12.18	95.46
PFSL	Pocahontas Bancorp, Inc. of AR	17.06	4,571	78.0	18.11	12.65	17.00	0.35	32.25	7.03	1.23	1.23	10.87	7.50	155.97
PBCP	Provident Bancorp, Inc. of NY	11.20	39,638	443.9	12.42	8.04	11.12	0.72	26.70	5.66	0.24	0.29	8.64	6.83	44.97
PROV	Provident Fin. Holdings of CA	24.00	7,092	170.2	26.00	19.87	23.01	4.30	18.05	-0.74	2.37	0.79	15.51	15.49	185.99
PULB	Pulaski Fin Cp of St. Louis MO	17.32	5,474	94.8	20.44	14.25	17.16	0.93	18.23	2.61	1.03	0.31	7.05	6.95	103.51
QCBC	Quaker City Bancorp, Inc of CA(8)	54.94	6,282	345.1	55.50	38.90	54.94	0.00	38.77	19.10	3.22	3.22	24.26	24.22	297.85
RPFG	Ranier Pacific Fin Group of WA	17.00	8,442	143.5	17.05	15.22	16.84	0.95	70.00	6.78	-0.24	-0.31	12.92	12.89	90.10
RIVR	River Valley Bancorp of IN	22.25	1,599	35.6	30.25	19.05	22.75	-2.20	16.49	-24.40	1.58	1.20	13.82	13.80	161.64
RVSB	Riverview Bancorp, Inc. of WA	21.24	4,790	101.7	21.83	17.75	20.88	1.72	14.87	-0.09	1.51	1.52	13.83	11.76	107.59
ROME	Rome Bncp Inc MHC of NY (38.5)*	29.00	4,233	47.3	36.00	24.00	29.00	0.00	20.83	-6.63	0.36	0.45	8.40	8.40	62.68
SVBI	Severn Bancorp, Inc. of MD	34.67	4,159	244.2	37.70	25.75	35.69	-2.86	33.35	8.51	2.88	2.75	13.08	13.00	149.27
SFFS	Sound Fed Bancorp, Inc. of NY	13.29	12,550	166.8	17.35	12.51	13.05	1.84	-15.08	-14.75	0.51	0.51	9.96	8.85	72.88
SSFC	South Street Fin. Corp. of NC*	10.00	3,068	30.7	10.95	9.13	9.99	0.10	-4.58	-4.21	0.29	0.29	8.29	8.29	68.99
SMBC	Southern Missouri Bncrp of MO	15.30	2,252	34.5	17.50	12.75	15.50	-1.29	8.90	10.47	1.28	1.29	11.52	10.25	138.50
STSA	Sterling Financial Corp of WA	33.08	22,615	748.1	35.42	24.89	31.59	4.72	27.92	6.33	1.90	1.85	18.05	11.46	276.77
STBI	Sturgis Bancorp, Inc. of MI	14.05	2,730	38.4	15.87	10.80	14.01	0.29	25.45	-0.99	0.82	0.50	10.74	8.83	107.72
SYNF	Synergy Financial Group of NJ	10.02	12,452	124.8	11.50	6.93	10.13	-1.09	42.13	-0.30	0.31	0.31	8.39	8.33	64.26
THRD	TF Fin. Corp. of Newtown PA	27.50	2,887	79.4	35.47	26.30	26.89	2.27	-2.86	-19.59	-1.31	-1.22	19.84	18.24	216.37
TONE	TierOne Corp. of Lincoln NE	21.20	18,286	387.7	25.37	19.77	20.40	3.92	-5.31	-7.67	1.29	1.18	14.42	14.42	123.33
TSBK	Timberland Bancorp, Inc. of WA	22.78	3,892	88.7	24.95	21.00	22.76	0.09	-0.96	0.40	1.46	1.40	18.44	18.44	112.46
TRST	TrustCo Bank Corp NY of NY	12.87	74,191	954.8	14.25	11.80	12.35	4.21	-1.00	-2.13	0.74	0.63	2.89	2.89	38.40
UCBC	Union Community Bancorp of IN	17.91	1,988	35.6	19.60	16.21	17.95	-0.22	9.88	2.58	1.00	1.00	17.06	15.67	131.56
UCFC	United Community Fin. of OH	11.75	31,165	366.2	13.99	9.44	10.75	9.30	19.90	2.98	0.69	0.55	7.84	6.65	70.07
UPFC	United PanAm Fin. Corp of CA	14.86	16,164	240.2	19.64	14.20	15.03	-1.13	-9.39	-10.96	0.97	0.94	6.90	6.90	104.19
UTBI	United Tenn. Bankshares of TN	17.25	1,202	20.7	20.00	13.20	17.25	0.00	19.54	6.61	1.70	1.65	14.21	13.58	102.69
WSFS	WSFS Financial Corp. of DE(8)*	50.24	7,016	352.5	52.42	41.45	49.92	0.64	13.23	12.02	3.47	3.30	25.33	25.17	342.07

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of August 20, 2004

Financial Institution	Market Capitalization			Price Change Data						Current Per Share Financials				
				52 Week (1)			% Change From							
	Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	High ($)	Low ($)	Last Week ($)	Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2000(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NASDAQ Listed OTC Companies (continued)														
WVFC WVS Financial Corp. of PA	16.90	2,497	42.2	19.98	16.00	17.25	-2.03	-7.40	-3.43	0.97	0.97	11.83	11.83	160.26
WSBI Warwick Community Bncrp of NY(8)*	32.12	4,499	144.5	35.30	28.17	32.08	0.12	10.99	-6.63	0.22	0.17	15.11	14.60	159.58
WFSL Washington Federal, Inc. of WA	25.75	78,444	2,019.9	26.44	22.13	24.95	3.21	15.73	-0.19	1.72	1.72	13.98	13.23	92.86
WAYN Wayne Savings Bancshares of OH	16.06	3,770	60.5	21.00	13.60	16.40	-2.07	17.23	-10.78	0.65	0.62	11.15	10.76	102.51
WYPT Waypoint Financial Corp of PA(8)	27.21	33,402	908.9	28.00	18.15	26.23	3.74	44.12	25.45	1.02	0.78	11.86	11.23	162.95
WCFB Wbstr Cty Fed MHC of IA (39.0)	13.98	3,772	20.6	17.25	10.89	13.10	6.72	27.67	-0.14	0.30	0.30	5.99	5.96	27.78
WEFC Wells Fin. Corp. of Wells MN	26.00	1,161	30.2	34.79	22.16	25.82	0.70	-2.48	-13.33	2.32	1.14	24.40	24.40	192.38
WOFC Western Ohio Fin. Corp. of OH(8)	33.60	1,811	60.8	35.85	25.26	33.19	1.24	23.62	4.74	1.26	1.18	25.03	25.03	226.82
WGBC Willow Grove Bancorp Inc of PA	16.87	9,884	166.7	18.78	14.85	16.09	4.85	0.18	-5.01	0.62	0.52	10.50	10.40	93.24

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1
Weekly Thrift Market Line - Part Two
Prices As Of August 20, 2004

Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
	Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
Market Averages. SAIF-Insured Thrifts(no MHCs)																		
SAIF-Insured Thrifts(154)	10.04	9.21	0.81	8.93	5.57	0.68	7.19	0.62	172.46	0.96	16.78	147.29	14.41	161.48	18.74	0.46	2.19	34.12
NYSE Traded Companies(11)	7.31	6.62	1.20	16.37	8.08	0.92	12.44	0.41	185.62	0.98	11.11	190.69	13.98	214.78	14.32	0.57	1.73	20.41
AMEX Traded Companies(9)	8.22	8.14	0.81	9.19	5.87	0.64	7.31	0.46	214.78	0.72	14.82	147.16	12.10	148.47	16.60	0.49	2.32	31.17
NASDAQ Listed OTC Companies(134)	10.41	9.53	0.78	8.23	5.31	0.66	6.69	0.65	168.49	0.98	17.31	143.26	14.60	157.35	19.36	0.45	2.22	35.87
California Companies(14)	7.89	7.17	1.10	14.42	7.20	0.81	10.69	0.26	344.79	1.22	13.83	182.61	14.43	182.38	17.01	0.42	1.38	20.03
Florida Companies(7)	7.66	7.33	0.98	11.94	5.38	0.96	11.71	0.34	267.38	0.83	19.66	221.16	17.10	233.20	20.39	0.25	0.98	18.40
Mid-Atlantic Companies(33)	9.12	7.97	0.76	9.14	5.20	0.66	6.78	0.32	209.02	1.04	16.73	149.24	13.99	173.43	18.81	0.45	2.23	38.09
Mid-West Companies(71)	10.55	9.92	0.80	8.08	5.82	0.66	6.67	0.84	123.22	0.88	17.34	134.09	13.93	144.52	19.24	0.51	2.53	39.42
New England Companies(4)	12.55	9.23	0.49	6.87	4.44	0.66	6.93	0.12	437.64	0.91	16.79	141.50	16.35	182.80	19.75	0.62	2.18	41.38
North-West Companies(7)	11.89	10.61	1.07	9.65	5.50	1.00	8.96	0.29	285.04	1.23	15.15	157.51	18.22	188.97	16.39	0.51	2.25	35.26
South-East Companies(14)	12.35	11.90	0.66	6.62	3.97	0.49	4.34	0.75	115.85	0.97	15.08	140.89	15.78	147.78	17.56	0.44	2.27	31.75
South-West Companies(3)	7.22	5.79	0.56	7.21	5.87	0.39	4.87	0.56	95.42	0.66	18.38	120.64	8.85	158.61	22.93	0.17	0.79	11.74
Western Companies (Excl CA)(1)	4.27	4.27	0.24	5.90	6.04	0.43	10.41	2.55	23.70	0.80	16.55	93.06	3.98	93.06	9.37	0.00	0.00	0.00
Thrift Strategy(145)	10.18	9.38	0.80	8.66	5.46	0.67	6.97	0.62	168.10	0.97	16.98	145.46	14.45	157.83	18.66	0.47	2.23	35.20
Mortgage Banker Strategy(7)	7.54	6.00	1.07	13.95	7.40	0.92	12.18	0.36	289.63	1.07	13.88	182.16	13.84	239.22	17.84	0.28	1.15	14.70
Real Estate Strategy(2)	8.35	8.34	0.97	11.52	7.00	0.56	6.74	1.24	40.68	0.58	14.30	161.30	13.47	161.46	26.00	0.36	2.37	34.05
Companies Issuing Dividends(140)	10.30	9.49	0.83	9.00	5.64	0.71	7.52	0.62	176.51	0.94	16.69	147.20	14.73	160.30	18.73	0.50	2.36	36.99
Companies Without Dividends(14)	6.66	5.73	0.61	8.07	4.61	0.36	2.91	0.64	113.39	1.22	18.06	148.54	10.34	176.24	18.92	0.00	0.00	0.00
Equity/Assets <6%(13)	5.13	4.79	0.63	11.04	6.68	0.35	5.29	0.60	143.08	0.72	14.97	157.07	8.21	168.15	16.75	0.26	1.34	17.91
Equity/Assets 6-12%(105)	8.78	8.10	0.88	10.03	6.11	0.73	8.26	0.65	175.27	1.02	16.04	153.66	13.53	169.83	18.36	0.50	2.23	32.33
Equity/Assets >12%(36)	15.57	14.14	0.68	4.91	3.57	0.67	4.76	0.53	174.65	0.90	20.83	125.14	19.31	133.82	21.48	0.43	2.38	49.77
Converted Last 3 Mths (no MHC)(1)	13.98	6.72	0.76	5.45	6.12	0.74	5.27	0.24	233.62	0.91	16.35	89.18	12.47	185.44	16.91	0.25	2.55	41.67
Actively Traded Companies(10)	8.51	7.19	1.10	13.30	6.68	1.16	13.98	0.52	138.51	0.89	15.21	182.80	15.38	225.17	14.26	0.57	2.11	26.67
Market Value Below $20 Million(12)	8.36	7.88	0.42	4.52	3.94	0.14	-0.96	0.83	81.84	0.74	16.52	108.85	8.96	120.26	15.75	0.26	1.80	30.92
Holding Company Structure(152)	10.04	9.21	0.80	8.86	5.52	0.68	7.13	0.62	172.46	0.97	16.85	147.18	14.40	161.47	18.81	0.46	2.19	34.24
Assets Over $1 Billion(53)	9.36	7.96	0.96	11.73	6.05	0.81	9.62	0.52	203.57	1.07	16.12	170.63	15.60	195.24	18.28	0.44	1.86	27.77
Assets $500 Million-$1 Billion(36)	8.88	8.27	0.76	8.56	5.50	0.59	5.89	0.43	219.60	0.92	16.92	147.61	12.98	159.72	19.64	0.48	2.22	37.35
Assets $250-$500 Million(32)	10.62	9.93	0.80	8.13	6.36	0.73	7.32	0.80	126.94	0.92	15.71	126.88	13.17	138.30	17.15	0.46	2.33	36.64
Assets less than $250 Million(33)	12.08	11.85	0.63	5.37	4.06	0.53	4.51	0.86	94.44	0.88	19.05	127.41	15.36	130.54	20.15	0.47	2.58	40.01
Goodwill Companies(101)	9.79	8.58	0.81	8.91	5.39	0.66	6.88	0.55	194.81	1.00	16.82	148.70	14.33	169.68	18.72	0.47	2.17	34.34
Non-Goodwill Companies(53)	10.57	10.57	0.81	8.99	5.95	0.72	7.84	0.77	125.20	0.89	16.70	144.32	14.57	144.32	18.78	0.45	2.23	33.67
Acquirors of FSLIC Cases(6)	8.86	8.35	1.04	11.92	6.47	1.18	13.55	0.64	100.43	0.78	15.84	173.18	15.38	184.63	14.28	0.56	2.08	23.26

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of August 20, 2004

Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
	Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi-dend Yield (%)	Payout Ratio(7) (%)
Market Averages. BIF-Insured Thrifts(no MHCs)																		
BIF-Insured Thrifts(23)	11.80	10.87	1.04	10.38	5.77	1.01	9.95	0.13	372.65	1.01	18.60	169.48	18.91	178.63	20.45	0.52	2.46	40.06
NYSE Traded Companies(3)	15.81	11.31	1.32	9.61	4.97	1.60	12.09	0.12	376.55	0.77	22.70	154.37	23.68	135.40	22.13	0.62	3.13	57.38
AMEX Traded Companies(2)	8.34	8.04	0.82	9.37	6.36	0.70	7.93	0.29	274.47	1.11	16.69	151.42	12.89	157.11	19.24	0.42	1.61	25.64
NASDAQ Listed OTC Companies(18)	11.72	11.22	1.03	10.64	5.80	0.98	9.94	0.11	399.59	1.03	18.26	174.22	19.09	184.79	20.38	0.53	2.48	39.58
Mid-Atlantic Companies(9)	12.25	9.89	1.21	11.64	6.18	1.26	11.86	0.17	293.08	0.82	18.69	173.44	19.82	192.53	19.27	0.53	2.79	48.18
New England Companies(10)	12.10	11.83	0.95	9.41	5.57	0.90	8.81	0.12	373.11	1.14	17.52	164.80	19.09	171.81	20.47	0.55	2.13	36.04
North-West Companies(3)	8.97	8.94	1.26	14.44	6.83	1.09	12.61	0.07	768.20	1.31	14.69	203.13	17.58	203.57	16.90	0.44	2.13	31.81
South-East Companies(1)	12.02	12.02	0.41	3.50	2.90	0.41	3.50	0.00	0.00	0.39	34.48	120.63	14.49	120.63	34.48	0.40	4.00	0.00
Thrift Strategy(22)	11.80	10.87	1.04	10.38	5.77	1.01	9.95	0.13	372.65	1.01	18.60	169.48	18.91	178.63	20.45	0.52	2.46	40.06
Companies Issuing Dividends(23)	11.80	10.87	1.04	10.38	5.77	1.01	9.95	0.13	372.65	1.01	18.60	169.48	18.91	178.63	20.45	0.52	2.46	40.06
Equity/Assets <6%(1)	5.68	5.68	1.00	17.06	7.19	0.88	15.11	0.12	768.20	1.11	13.92	222.54	12.65	222.54	15.71	0.36	1.56	21.69
Equity/Assets 6-12%(16)	8.50	8.10	1.00	11.52	6.53	0.95	10.74	0.15	325.13	0.99	16.25	175.60	14.71	187.64	18.75	0.57	2.25	35.29
Equity/Assets >12%(6)	18.86	16.82	1.12	7.18	4.14	1.16	7.65	0.11	351.68	1.03	24.70	149.43	27.67	150.03	25.13	0.47	2.99	57.78
Actively Traded Companies(5)	10.32	10.20	1.05	9.78	5.99	1.08	10.02	0.04	486.83	1.17	17.64	158.09	16.25	159.91	18.88	0.65	2.34	40.09
Holding Company Structure(20)	12.62	11.53	1.05	10.01	5.54	1.06	9.99	0.13	358.76	1.01	19.33	166.36	19.80	176.89	20.30	0.51	2.53	41.96
Assets Over $1 Billion(9)	16.21	14.15	1.20	9.94	5.02	1.24	10.38	0.15	297.88	0.93	20.25	174.22	25.68	191.09	20.49	0.47	2.57	48.18
Assets $500 Million-$1 Billion(9)	8.55	8.28	0.97	11.47	6.30	0.87	10.27	0.13	470.31	1.02	16.65	174.62	14.67	182.34	18.96	0.59	2.11	35.03
Assets $250-$500 Million(3)	9.20	9.12	1.09	11.31	8.26	1.28	12.39	0.13	258.21	1.47	12.16	139.22	12.77	141.05	11.85	0.61	2.62	32.08
Assets less than $250 Million(2)	10.29	10.26	0.66	7.19	4.03	0.47	4.87	0.04	0.00	0.79	26.95	165.20	16.22	165.80	34.14	0.40	3.10	42.55
Goodwill Companies(16)	10.59	9.31	1.05	10.63	5.94	0.99	9.86	0.16	302.09	0.96	18.47	170.82	17.46	183.89	21.03	0.55	2.44	42.82
Non-Goodwill Companies(7)	14.94	14.94	1.01	9.74	5.31	1.08	10.20	0.06	690.15	1.13	19.04	166.01	22.69	166.01	18.56	0.47	2.50	28.09

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of August 20, 2004

Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
	Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi-dend Yield (%)	Payout Ratio(7) (%)
Market Averages. MHC Institutions																		
SAIF-Insured Thrifts(14)	15.52	14.97	0.63	4.65	2.23	0.64	4.56	0.48	190.46	0.82	24.43	203.50	30.25	217.62	26.07	0.51	2.41	38.09
BIF-Insured Thrifts(5)	10.59	10.07	0.93	9.74	3.38	0.69	7.05	0.49	136.16	0.88	24.51	244.38	29.80	264.57	31.13	0.66	2.43	64.88
AMEX Traded Companies(2)	16.49	16.49	0.80	4.65	2.77	0.74	4.30	0.60	135.11	1.14	NM	172.23	28.23	172.23	NM	0.33	1.97	71.20
NASDAQ Listed OTC Companies(17)	13.95	13.35	0.70	6.14	2.51	0.65	5.32	0.47	178.98	0.80	24.47	217.63	30.36	235.03	27.08	0.57	2.47	43.21
California Companies(1)	9.24	9.24	0.25	2.73	1.20	0.27	2.90	0.00	0.00	0.49	NM	227.30	21.00	227.30	NM	0.00	0.00	0.00
Mid-Atlantic Companies(10)	11.69	10.94	0.71	6.88	2.80	0.69	6.49	0.56	185.96	0.79	25.59	221.52	27.03	245.43	27.27	0.47	2.25	59.36
Mid-West Companies(5)	18.81	18.55	0.61	3.54	1.84	0.73	3.84	0.36	150.23	0.60	26.35	183.23	33.10	189.18	26.35	0.64	2.97	0.00
New England Companies(2)	12.81	12.28	1.14	10.68	4.30	0.58	4.93	0.33	196.63	1.16	16.97	220.32	27.46	234.12	NM	0.78	2.77	65.94
South-East Companies(1)	24.45	23.88	0.74	3.13	1.18	0.52	2.17	0.58	108.08	2.08	NM	248.73	60.81	254.64	NM	1.00	3.01	0.00
Thrift Strategy(18)	14.41	13.89	0.66	5.39	2.35	0.66	5.18	0.49	171.23	0.82	25.72	209.88	30.25	224.63	27.08	0.51	2.35	47.37
Diversified Strategy(1)	10.85	9.80	1.56	16.71	5.89	0.54	5.78	0.33	207.39	0.99	16.97	258.59	28.05	286.19	NM	1.16	3.64	61.70
Companies Issuing Dividends(17)	13.80	13.19	0.69	6.13	2.54	0.63	5.25	0.51	164.23	0.88	24.15	216.24	30.28	233.65	27.27	0.61	2.70	61.01
Companies Without Dividends(2)	17.79	17.79	0.85	4.79	2.50	0.86	4.88	0.10	312.41	0.45	26.35	183.31	28.85	183.31	26.35	0.00	0.00	0.00
Equity/Assets <6%(1)	5.38	5.02	0.09	1.47	0.74	0.09	1.33	0.17	191.96	0.65	NM	216.23	11.63	231.82	NM	0.50	3.38	0.00
Equity/Assets 6-12%(10)	9.23	8.30	0.75	8.22	3.27	0.60	6.56	0.62	114.92	0.84	24.15	219.82	22.42	248.24	27.27	0.66	2.57	49.38
Equity/Assets >12%(8)	21.57	21.48	0.73	3.76	1.84	0.80	4.01	0.37	237.80	0.85	26.35	203.99	42.08	204.88	26.35	0.41	2.09	47.47
Holding Company Structure(16)	13.99	13.41	0.70	5.78	2.51	0.70	5.52	0.53	136.11	0.88	25.72	210.78	29.77	227.50	27.08	0.57	2.57	53.29
Assets Over $1 Billion(5)	12.45	11.64	0.95	9.91	3.27	0.68	7.20	0.36	106.68	0.84	22.45	241.74	33.97	270.96	26.85	1.07	3.42	56.50
Assets $500 Million-$1 Billion(4)	13.93	13.84	0.39	2.67	1.42	0.38	2.58	0.17	346.95	0.70	NM	201.14	26.66	205.03	NM	0.26	1.57	35.09
Assets $250-$500 Million(7)	12.30	11.48	0.53	5.28	2.48	0.60	5.20	0.74	134.15	0.99	25.86	217.13	25.64	237.82	27.68	0.44	2.22	58.72
Assets less than $250 Million(3)	22.04	22.00	1.14	5.50	2.93	1.13	5.46	0.48	198.39	0.62	26.35	178.37	38.87	178.76	26.35	0.31	2.30	36.11
Goodwill Companies(8)	12.06	10.77	0.73	6.67	3.05	0.52	4.57	0.58	148.15	1.09	23.06	209.83	26.56	244.63	27.39	0.61	3.12	57.66
Non-Goodwill Companies(11)	15.79	15.79	0.69	5.48	2.16	0.75	5.68	0.41	193.21	0.65	26.34	214.79	32.73	214.79	26.88	0.50	1.90	45.01
MHC Institutions(19)	14.22	13.68	0.71	5.99	2.54	0.66	5.21	0.48	173.49	0.83	24.47	212.58	30.13	228.05	27.08	0.55	2.41	48.80
MHC Converted Last 3 Months(1)	26.34	26.34	1.46	6.86	3.79	1.46	6.86	0.10	312.41	0.41	26.35	139.32	36.70	139.32	26.35	0.00	0.00	0.00

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of August 20, 2004

	Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
		Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
NYSE Traded Companies																			
AF	Astoria Financial Corp. of NY	6.14	5.31	0.89	13.98	7.13	0.87	13.61	0.14	269.48	0.65	14.03	203.47	12.50	235.21	14.42	1.00	2.75	38.61
BBX	BankAtlantic Bancorp of FL	8.12	6.50	1.44	16.30	6.89	1.67	18.90	0.27	319.02	1.18	14.51	246.13	19.98	307.46	12.51	0.13	0.72	10.40
CFB	Commercial Federal Corp. of NE	6.41	4.90	0.66	10.73	7.59	0.87	14.22	0.59	140.18	1.18	13.18	141.99	9.11	185.76	9.94	0.54	2.02	26.60
DSL	Downey Financial Corp. of CA	6.63	6.60	0.72	9.87	5.88	0.52	7.20	0.28	83.69	0.26	17.01	162.02	10.74	162.60	23.33	0.40	0.73	12.46
FED	FirstFed Financial Corp. of CA	7.96	7.84	1.33	15.10	8.66	1.30	14.80	0.02	NA	1.52	11.55	170.77	13.59	173.30	11.79	0.00	0.00	0.00
FBC	Flagstar Bancorp, Inc. of MI	5.93	5.93	1.84	32.18	15.44	0.93	16.19	0.82	42.44	0.38	6.48	187.42	11.12	187.42	12.88	1.00	4.60	29.76
GDW	Golden West Fin. Corp. of CA	7.05	7.05	1.45	19.96	7.29	1.44	19.86	0.41	75.87	0.33	13.72	248.60	17.52	248.60	13.79	0.40	0.37	5.13
GPT	GreenPoint Fin. Corp. of NY(8)*	7.56	6.04	1.91	23.72	8.12	0.61	7.56	0.86	34.84	0.46	12.31	282.93	21.39	354.08	NM	1.20	2.85	35.09
NDE	IndyMac Bancorp, Inc. of CA	7.28	7.05	1.47	18.29	8.40	-0.74	-9.24	0.73	46.66	0.48	11.90	199.19	14.50	205.74	NM	1.28	3.72	44.29
NYB	New York Community Bcrp of NY*	12.62	4.13	1.80	14.97	6.64	2.44	20.29	0.14	232.44	0.66	15.07	177.02	22.33	NM	11.11	1.00	4.92	74.07
PFB	PFF Bancorp, Inc. of Pomona CA	8.87	8.83	1.24	13.83	6.94	1.17	13.01	NA	NA	0.97	14.41	189.35	16.79	190.14	15.32	0.80	2.19	31.62
PFS	Provident Fin. Serv. Inc of NJ*	19.00	18.48	0.84	4.26	3.30	0.77	3.90	0.09	520.66	0.88	30.34	131.71	25.02	135.40	33.15	0.24	1.34	40.68
SOV	Sovereign Bancorp, Inc. of PA	7.83	4.68	1.03	13.20	6.86	0.92	11.76	0.43	169.15	1.21	14.59	174.45	13.67	292.10	16.37	0.12	0.56	8.16
WES	Westcorp of Irvine CA	8.17	8.17	1.15	16.59	7.79	1.15	16.59	0.39	524.09	2.66	12.83	174.21	14.24	174.28	12.83	0.56	1.36	17.45
AMEX Traded Companies																			
BHL	Berkshire Hills Bancorp of MA*	9.42	8.97	0.85	8.45	4.83	0.80	7.97	0.25	282.21	1.16	20.71	175.32	16.51	184.00	21.96	0.48	1.32	27.27
BFD	BostonFed Bancorp, Inc. of MA(8)	5.50	4.51	0.27	4.80	2.54	-0.08	-1.41	NA	NA	1.14	NM	189.66	10.44	231.20	NM	0.64	1.64	64.65
CNY	Carver Bancorp, Inc. of NY	7.58	7.58	0.87	11.35	11.25	0.84	10.96	0.34	216.05	1.09	8.89	98.09	7.44	98.09	9.21	0.28	1.56	13.86
EFC	EFC Bancorp, Inc of Elgin IL	8.38	8.38	0.78	9.01	6.04	0.74	8.48	0.27	160.40	0.53	16.55	146.82	12.31	146.82	17.59	0.61	2.43	40.13
FDT	Federal Trust Corp of FL	5.31	5.31	0.65	11.44	6.01	0.58	10.20	0.70	93.79	0.77	16.63	186.13	9.89	186.13	18.66	0.08	1.05	17.39
GOV	Gouverneur Bcp MHC of NY(42.5)	18.21	18.21	0.88	4.64	2.83	0.85	4.51	0.86	84.36	0.95	NM	162.40	29.58	162.40	NM	0.26	2.05	72.22
NBN	Northeast Bancorp of Auburn ME*	7.26	7.11	0.78	10.28	7.89	0.60	7.88	0.32	266.72	1.06	12.67	127.52	9.26	130.23	16.52	0.36	1.89	24.00
SZB	SouthFirst Bancshares of AL	7.34	6.94	-0.47	-5.66	-5.83	-0.93	-11.08	NA	NA	0.92	NM	109.11	8.00	115.30	NM	0.60	3.88	NM
TSH	Teche Hlding Cp of N Iberia LA	9.99	9.99	1.07	10.24	6.84	1.05	10.04	0.35	165.21	0.83	14.62	149.37	14.92	149.37	14.90	0.84	2.21	32.31
WSB	Washington SB, FSB of Bowie MD	9.94	9.94	1.99	19.42	11.54	1.54	15.05	NA	NA	0.55	8.67	162.25	16.12	162.25	11.18	0.24	2.31	20.00
WFD	Westfield Finl MHC of MA(46.5)*	14.76	14.76	0.72	4.65	2.70	0.63	4.08	0.33	185.86	1.33	NM	182.05	26.88	182.05	NM	0.40	1.90	70.18
WFI	Winton Financial Corp. of OH	8.30	8.28	0.87	10.52	6.86	0.68	8.22	1.01	42.60	0.47	14.57	153.31	12.73	153.61	18.66	0.45	2.94	42.86
WRO	Woronoco Bancorp, Inc. of MA	8.92	8.72	0.69	7.23	4.20	0.64	6.62	0.07	610.61	0.60	23.81	172.19	15.37	176.22	25.99	0.80	2.17	51.61
NASDAQ Listed OTC Companies																			
FIFG	1st Independence Fin Grp of KY	11.37	11.05	-0.60	-5.21	-4.55	-0.67	-5.79	1.36	39.95	0.79	NM	116.70	13.26	120.06	NM	0.60	3.07	NM
AMFC	AMB Fin. Corp. of Munster IN	8.31	8.31	0.67	8.15	6.93	0.71	8.62	1.29	36.13	0.58	14.43	114.06	9.48	114.06	13.65	0.24	1.60	23.08
ASBP	ASB Financial Corp. of OH	10.65	10.65	1.29	12.19	4.99	1.27	11.98	0.66	93.11	0.78	20.04	233.40	24.86	233.40	20.38	0.60	2.47	49.59
AABC	Access Anytime Bancorp of NM	5.62	3.28	0.53	7.58	7.01	0.11	1.52	0.29	157.72	0.65	14.27	103.75	5.83	177.95	NM	0.00	0.00	0.00
AFBC	Advance Fin. Bancorp of WV	6.70	4.74	0.81	12.84	10.23	0.65	10.31	0.61	82.35	0.60	9.77	119.99	8.04	169.78	12.17	0.40	2.18	21.28
ALLB	Alliance Bank MHC of PA (20.0)	9.15	9.15	0.63	6.84	2.33	0.63	6.74	1.42	47.09	1.22	NM	294.70	26.97	294.70	NM	0.36	1.20	51.43
ASBI	Ameriana Bancorp of IN	9.13	8.96	0.58	6.36	4.92	1.26	13.77	1.69	43.87	1.63	20.32	129.12	11.79	131.56	9.39	0.64	3.99	NM
ABCW	Anchor BanCorp Wisconsin of WI	8.01	7.47	1.18	14.64	7.42	0.80	9.89	0.50	149.02	0.89	13.48	192.38	15.42	206.42	19.95	0.50	1.94	26.18
ALFC	Atlantic Liberty Fincl of NY	14.46	14.46	0.88	5.42	4.67	0.88	5.42	0.09	355.23	0.52	21.43	114.50	16.56	114.50	21.43	0.28	1.56	33.33
BCSB	BCSB Bankcorp MHC of MD (36.4)	5.38	5.02	0.09	1.47	0.74	0.09	1.33	0.17	191.96	0.65	NM	216.23	11.63	231.82	NM	0.50	3.38	NM
BKMU	Bank Mutual Corp of WI	22.83	20.97	0.86	4.56	2.89	0.76	4.01	0.29	151.26	0.77	34.55	125.69	28.70	136.85	NM	0.20	1.75	60.61
BKUNA	BankUnited Fin. Corp. of FL	5.51	5.17	0.64	10.50	5.76	0.59	9.70	0.25	115.06	0.44	17.35	180.57	9.95	192.49	18.77	0.00	0.00	0.00
BRBI	Blue River Bancshares of IN	7.84	6.10	0.21	2.33	1.88	0.10	1.17	1.76	44.04	1.05	NM	112.74	8.84	145.08	NM	0.00	0.00	0.00
BYFC	Broadway Financial Corp. of CA	5.01	5.01	0.71	11.26	8.91	0.66	10.44	0.03	NA	0.57	11.23	145.64	7.30	145.64	12.11	0.20	1.62	18.18
BRKL	Brookline Bancorp, Inc. of MA*	37.01	37.01	1.13	2.84	1.99	1.01	2.54	0.02	NA	1.43	NM	144.30	53.41	144.30	NM	0.34	2.34	NM
CITZ	CFS Bancorp, Inc of Munster IN	10.50	10.40	0.20	1.98	1.85	0.15	1.50	1.66	46.23	1.12	NM	107.64	11.30	108.67	NM	0.44	3.25	NM
CKFB	CKF Bancorp of Danville KY	10.39	9.67	1.15	11.20	6.00	1.15	11.20	1.01	41.20	0.47	16.67	177.07	18.39	190.19	16.67	0.60	3.16	52.63
CAFI	Camco Fin Corp of Cambridge OH	8.58	8.30	0.45	5.04	4.54	0.31	3.54	1.31	39.39	0.66	22.03	113.16	9.71	116.92	31.33	0.58	4.11	NM
CFFN	Capitol Fd Fn MHC of KS (29.2)	11.41	11.41	0.31	2.74	1.11	0.31	2.74	0.15	34.83	0.10	NM	249.58	28.48	249.58	NM	2.00	6.15	NM
CEBK	Central Bncrp of Somerville MA*	8.39	7.95	0.43	4.91	4.02	0.37	4.25	NA	NA	1.01	24.89	122.45	10.27	129.21	28.77	0.48	1.53	38.10
GCFC	Central Federal Corp. of OH	14.47	14.47	-1.63	-9.25	-7.40	-1.72	-9.76	0.58	61.92	0.59	NM	134.43	19.45	134.43	NM	0.36	2.93	NM
CHFN	Charter Fincl MHC of GA (18.4)	24.45	23.88	0.74	3.13	1.18	0.52	2.17	0.58	108.08	2.08	NM	248.73	60.81	254.64	NM	1.00	3.01	NM
CFSL	Chesterfield Financial of IL(8)	20.64	20.51	0.54	2.67	1.65	0.54	2.67	0.10	361.94	0.89	NM	160.24	33.07	161.24	NM	0.32	1.04	62.75
CHEV	Cheviot Fin Cp MHC of OH(45.0)	27.47	27.47	-0.07	-0.26	-0.18	0.61	2.21	0.15	179.02	0.38	NM	141.84	38.97	141.84	NM	0.20	1.83	NM
CTZN	Citizens First Bancorp of MI	12.37	11.32	0.84	6.18	5.20	0.79	5.87	0.63	158.17	1.18	19.22	117.44	14.41	128.37	20.26	0.36	1.60	30.77
CFSB	Citizens First Fin Corp. of IL	10.07	10.07	0.46	4.78	4.56	0.36	3.79	0.99	94.52	1.27	21.93	103.56	10.43	103.56	27.68	0.40	1.72	37.74
CSBC	Citizens South Banking of NC	17.27	15.72	0.55	3.13	2.80	0.30	1.74	0.20	288.18	0.97	NM	113.03	19.53	124.18	NM	0.26	2.02	72.22
CSBK	Clifton Svg Bp MHC of NJ(45.0)	26.33	26.33	0.49	1.83	1.02	0.53	1.98	0.02	663.04	0.32	NM	178.96	47.13	178.96	NM	0.12	1.02	NM
CFCP	Coastal Fin. Corp. of SC	6.11	6.11	1.13	18.09	6.02	1.08	17.26	NA	NA	1.36	16.60	292.90	17.89	292.90	17.40	0.18	1.25	20.69
CCBI	Commercial Capital Bcrp of CA	12.29	4.63	1.32	15.09	2.37	1.22	14.02	0.12	646.27	1.00	NM	215.41	26.46	NM	NM	0.16	0.68	28.57
CFFC	Community Fin. Corp. of VA	8.21	8.21	1.03	11.91	8.25	1.03	11.91	0.74	106.41	0.94	12.12	139.91	11.49	140.01	12.12	0.40	2.04	24.69

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of August 20, 2004

		Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
		Equity/	Tang. Equity/	Reported Earnings			Core Earnings		NPAs/	Resvs/	Resvs/	Price/	Price/	Price/	Price/ Tang.	Price/ Core	Ind. Div./	Divi- dend	Payout
	Financial Institution	Assets (%)	Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	Assets (%)	NPAs (%)	Loans (%)	Earning (X)	Book (%)	Assets (%)	Book (%)	Earnings (x)	Share ($)	Yield (%)	Ratio(7) (%)
	NASDAQ Listed OTC Companies (continued)																		
CIBI	Community Inv. Bncp, Inc of OH	11.02	11.02	0.72	6.73	6.15	0.66	6.14	0.75	66.89	0.63	16.25	106.47	11.73	106.47	17.81	0.36	2.77	45.00
DCOM	Dime Community Bancshars of NY*	7.76	6.15	1.54	17.90	8.13	1.47	17.09	0.04	NA	0.60	12.30	226.59	17.59	286.01	12.88	0.56	3.42	42.11
DFBS	Dutchfork Bancshares Inc of SC(8)	15.25	15.25	0.64	4.41	3.01	0.94	6.44	0.25	94.64	0.92	33.26	150.07	22.89	150.07	22.78	0.00	0.00	0.00
ESBF	ESB Financial Corp. of PA	6.54	5.99	0.69	9.60	6.94	0.60	8.39	0.21	139.07	1.20	14.40	150.78	9.86	164.65	16.49	0.40	3.19	45.98
ESBK	Elmira Svgs Bank, FSB of NY*	6.44	6.28	0.85	11.54	8.78	0.66	8.98	0.24	258.21	0.98	11.39	140.72	9.06	144.39	14.63	0.69	2.39	27.27
EVRT	Evertrust Fin. Grp, Inc. of WA(8)*	11.86	11.86	1.10	9.33	4.83	1.05	8.88	NA	NA	1.37	20.70	192.44	22.82	192.44	21.76	0.44	1.73	35.77
FFDF	FFD Financial Corp of Dover OH	12.53	12.53	0.62	4.97	4.86	0.31	2.49	0.49	118.80	0.69	20.59	101.62	12.73	101.62	NM	0.42	2.91	60.00
FFLC	FFLC Bancorp of Leesburg FL	7.96	7.96	0.95	11.72	6.28	0.89	11.03	0.67	86.61	0.69	15.93	179.79	14.31	179.79	16.94	0.52	1.94	30.95
FFWC	FFW Corporation of Wabash IN	10.14	9.73	1.03	10.53	8.48	0.81	8.33	0.94	114.37	1.85	11.80	120.03	12.17	125.07	14.90	0.64	2.83	33.33
FMCO	FMS Fin Corp. of Burlington NJ	5.27	5.03	0.59	11.49	6.92	0.59	11.49	0.47	78.69	1.08	14.46	159.70	8.41	167.19	14.46	0.12	0.75	10.81
FPMH	FSF Financial Corp. of MN(8)	10.11	9.27	0.83	8.41	5.24	0.35	3.56	1.43	23.34	0.44	19.09	160.58	16.23	177.02	NM	1.40	4.03	NM
FSBI	Fidelity Bancorp, Inc. of PA	6.27	5.82	0.71	10.90	7.92	0.62	9.41	NA	NA	1.02	12.62	141.90	8.90	152.96	14.62	0.48	2.26	28.57
FFFL	Fidelity Bankshares, Inc of FL	5.56	5.50	0.62	10.40	3.51	0.65	10.81	NA	NA	0.51	28.46	289.12	16.07	292.39	27.38	0.40	1.11	31.50
FFED	Fidelity Fed. Bancorp of IN(8)	8.11	8.11	0.13	1.54	1.27	-0.06	-0.77	0.53	68.80	0.65	NM	111.27	9.02	111.27	NM	0.00	0.00	0.00
FBTC	First BancTrust Corp of IL	11.64	11.64	0.68	5.79	5.07	0.53	4.46	NA	NA	1.93	19.72	116.80	13.59	116.80	25.60	0.24	2.00	39.34
FBEI	First Bancorp of Indiana of IN	12.92	12.05	0.69	4.71	4.24	0.34	2.33	0.39	112.89	0.72	23.56	108.87	14.06	116.68	NM	0.58	2.83	66.67
FBSI	First Bancshares, Inc. of MO	10.33	10.14	0.83	8.32	6.92	0.78	7.83	0.97	46.78	0.72	14.46	116.82	12.07	118.95	15.37	0.16	0.82	11.85
FCAP	First Capital, Inc. of IN	10.50	9.07	0.86	7.97	6.34	0.86	8.03	1.16	51.82	0.79	15.77	125.56	13.18	145.35	15.64	0.60	3.07	48.39
FCFL	First Community Bk Corp of FL	10.47	10.28	0.92	8.45	3.85	0.86	7.84	0.05	NA	1.26	25.98	200.00	20.95	203.83	28.03	0.00	0.00	0.00
FDEF	First Defiance Fin. Corp of OH	11.60	9.80	1.16	9.77	7.60	0.83	6.97	0.28	312.07	1.16	13.15	128.17	14.87	151.74	18.43	0.80	3.17	41.67
FFFS	First Fed Serv MHC of IL(45.0)	26.34	26.34	1.46	6.86	3.79	1.46	6.86	0.10	312.41	0.41	26.35	139.32	36.70	139.32	26.35	0.00	0.00	0.00
FFBH	First Fed. Bancshares of AR	10.46	10.46	1.04	9.80	6.83	0.94	8.82	0.48	48.94	0.29	14.64	142.86	14.94	142.86	16.27	0.40	1.95	28.57
FTFC	First Fed. Capital Corp. of WI(8)	7.72	5.27	1.08	14.12	5.55	0.47	6.10	0.33	116.85	0.53	18.02	231.20	17.84	338.75	NM	0.60	2.05	37.04
FFBI	First Federal Bancshares of IL	6.99	6.48	0.69	5.75	7.40	0.67	5.55	0.55	54.59	0.69	13.51	140.60	9.83	151.87	14.00	0.44	1.90	25.73
FFSX	First Federal Bankshares of IA	11.42	8.46	0.88	7.88	6.44	0.74	6.66	NA	NA	0.99	15.54	119.70	13.67	161.66	18.37	0.40	1.73	26.85
FFBZ	First Federal Bncrp, Inc of OH(8)	9.06	9.06	0.76	8.20	4.21	0.69	7.45	0.48	148.18	0.80	23.76	189.15	17.15	189.15	26.14	0.24	1.84	43.64
FFCH	First Fin. Holdings Inc. of SC	6.66	5.74	1.05	15.27	6.73	0.94	13.62	0.53	113.45	0.81	14.86	228.83	15.23	265.49	16.66	0.88	2.92	43.35
FFHS	First Franklin Corp. of OH	8.64	8.64	0.41	4.75	3.58	0.25	2.82	NA	NA	0.72	27.90	134.43	11.62	134.43	NM	0.32	1.66	46.38
FKFS	First Keystone Fin., Inc of PA	4.99	4.99	0.46	8.20	6.00	0.24	4.25	0.55	68.72	0.71	16.67	153.79	7.67	153.79	32.14	0.44	1.96	32.59
CASH	First Midwest Fin., Inc. of IA	5.92	5.47	0.55	9.40	8.27	0.62	10.61	0.12	583.41	1.32	12.09	114.48	6.77	123.87	10.70	0.52	2.53	30.59
FMSB	First Mutual Bncshrs Inc of WA*	5.68	5.68	1.00	17.06	7.19	0.88	15.11	0.12	768.20	1.11	13.92	222.54	12.65	222.54	15.71	0.36	1.56	21.69
FNFG	First Niagara Fin. Group of NY*	20.28	17.09	1.05	5.72	3.55	1.03	5.59	0.27	301.93	1.31	28.16	139.20	28.24	165.21	28.83	0.32	2.64	74.42
FNFI	First Niles Fin., Inc. of OH	15.83	15.83	1.06	6.39	4.51	0.89	5.38	1.09	71.51	1.78	22.17	150.58	23.84	150.58	26.33	0.60	3.56	NM
FPTB	First PacTrust Bancorp of CA	11.76	11.76	0.77	5.69	4.26	0.76	5.63	NA	NA	0.70	23.47	142.26	16.74	142.26	23.70	0.40	1.69	39.60
FPFC	First Place Fin. Corp. of OH	9.93	6.62	0.80	7.28	5.13	0.55	5.01	0.65	112.87	1.07	19.51	123.07	12.22	184.54	28.34	0.56	3.09	60.22
FBNW	FirstBank NW Corp. of WA	9.51	6.67	0.91	9.49	6.36	0.69	7.13	0.35	252.89	1.29	15.73	115.83	11.02	165.17	20.94	0.68	2.50	39.31
FFIC	Flushing Fin. Corp. of NY*	7.40	7.20	1.18	15.45	6.71	1.17	15.31	0.21	152.15	0.47	14.90	225.38	16.67	231.62	15.03	0.36	2.05	30.51
FKKY	Frankfort First Bancorp of KY	12.81	12.81	0.73	5.67	3.21	0.73	5.67	0.55	10.90	0.06	31.16	178.71	22.89	178.71	31.16	1.12	4.49	NM
FBTX	Franklin Bank Corp of TX	8.28	6.33	0.44	4.96	3.84	0.37	4.21	0.31	60.83	0.22	26.07	128.38	10.63	168.09	30.76	0.00	0.00	0.00
GUPB	GFSB Bancorp, Inc of Gallup NM	7.76	7.76	0.70	9.09	6.76	0.68	8.89	1.08	67.72	1.11	14.79	129.79	10.07	129.79	15.11	0.50	2.38	35.21
GSLA	GS Financial Corp. of LA	13.55	13.55	0.24	1.75	2.15	0.12	0.83	0.56	51.87	0.70	NM	85.04	11.53	85.04	NM	0.40	2.15	NM
GTPS	Great American Bancorp of IL	10.79	10.48	0.76	6.99	6.89	0.72	6.57	0.04	NA	1.05	14.52	105.02	11.33	108.11	15.45	0.44	1.81	26.35
PEDE	Great Pee Dee Bancorp of SC	16.86	16.17	0.82	4.70	4.28	0.74	4.29	NA	NA	1.33	23.38	108.90	18.36	113.57	25.65	0.62	3.90	NM
GAFC	Greater Atlant. Fin Corp of VA	3.53	3.29	-0.12	-2.84	-3.25	-1.98	-48.36	0.24	124.18	0.56	NM	97.46	3.44	104.59	NM	0.00	0.00	NM
GCBC	Green Co Bcrp MHC of NY (43.9)	10.48	10.48	1.08	9.89	4.32	1.08	9.89	NA	NA	0.83	23.16	226.52	23.74	226.52	23.16	0.84	2.55	59.15
HCBB	HCB Bancshares, Inc. of AR(8)	12.51	12.51	0.22	1.90	2.02	0.08	0.67	4.40	16.17	1.79	NM	93.05	11.64	93.05	NM	0.36	1.96	NM
HFFC	HF Financial Corp. of SD	6.17	5.57	0.50	7.92	7.41	0.38	5.96	0.27	158.46	0.55	13.50	106.12	6.54	117.58	17.94	0.43	2.82	38.05
HMNF	HMN Financial, Inc. of MN	8.87	8.42	1.15	12.32	8.38	0.87	9.22	0.38	224.52	1.06	11.93	144.23	12.80	152.09	15.81	0.88	3.35	40.00
HARB	Harbor Florida Bancshrs of FL	10.72	10.56	1.62	14.77	5.34	1.49	13.52	0.09	722.43	0.94	18.74	266.35	28.55	270.29	20.47	0.64	2.06	38.55
HARL	Harleysville Svgs Fin Cp of PA	6.11	6.11	0.69	11.32	7.23	0.64	10.50	0.04	685.12	0.60	13.83	150.95	9.23	150.95	14.92	0.80	2.81	38.83
HWFG	Harrington West Fncl Grp of CA	4.66	4.19	0.84	16.96	9.48	0.80	16.19	NA	NA	0.86	10.55	173.74	8.10	193.29	11.05	0.40	2.48	26.14
HFWA	Heritage Financial Corp of WA	8.55	7.56	1.45	14.89	7.64	1.33	13.64	0.20	619.05	1.46	13.10	210.58	18.01	238.26	14.30	0.64	3.15	41.29
HIFS	Hingham Inst. for Sav. of MA*	8.01	8.01	1.20	14.21	6.75	1.18	14.06	0.09	612.10	0.78	14.82	204.84	16.42	204.84	14.98	0.72	1.73	25.71
HCFC	Home City Fin. Corp. of OH	8.08	7.89	0.43	5.43	4.94	0.42	5.36	NA	NA	0.63	20.25	106.45	8.60	109.07	20.51	0.44	2.75	55.70
HWEN	Home Financial Bancorp of IN	11.83	11.83	0.53	4.76	4.85	0.73	6.55	2.57	25.13	0.80	20.63	95.01	11.24	95.01	15.00	0.12	2.42	50.00
HLFC	Home Loan Financial Corp of OH	14.45	14.45	1.26	8.64	5.74	1.25	8.56	1.48	21.85	0.39	17.41	144.87	20.93	144.87	17.57	0.77	3.95	68.75
HFBC	HopFed Bancorp, Inc. of KY	7.96	7.00	0.74	8.37	6.50	0.67	7.52	0.16	318.37	0.85	15.38	131.45	10.47	149.64	17.10	0.48	2.86	44.04
HRZB	Horizon Financial Corp. of WA*	12.36	12.30	1.52	11.82	6.47	1.30	10.10	0.02	NA	1.50	15.47	183.72	22.52	184.60	18.09	0.52	2.71	41.94
HCBK	Hudson Cty Bcp MHC of NJ(34.5)*	6.90	6.90	1.28	16.18	3.39	1.21	15.34	0.14	100.42	0.27	29.52	NM	34.32	NM	31.13	0.72	2.10	62.07
HRBT	Hudson River Bancorp Inc of NY(8)	10.91	8.33	1.28	11.92	6.17	1.28	11.92	0.70	221.31	2.38	16.21	187.07	20.42	249.02	16.21	0.36	2.06	33.33
ICBC	Independence Comm Bnk Cp of NY	11.93	5.32	1.50	13.67	5.29	1.49	13.60	0.38	152.01	0.93	18.89	145.85	17.40	333.33	18.99	0.96	2.55	48.24
IFSB	Independence FSB of DC(8)	9.92	9.92	-0.12	-1.16	-0.73	-1.22	-12.27	0.74	38.17	0.48	NM	158.77	15.76	158.77	NM	0.00	0.00	NM
JXSB	Jcksnville Bcp MHC of IL(46.8)	7.24	6.10	0.26	3.38	2.33	0.18	2.42	1.05	74.67	1.60	NM	152.03	11.01	180.60	NM	0.30	2.00	NM
JFBI	Jefferson Bancshares Inc of TN	30.63	30.63	0.39	1.95	1.21	1.18	5.97	0.54	151.62	1.31	NM	110.39	33.81	110.39	27.02	0.16	1.29	NM
KFED	K-Fed Bancorp of CA MHC (39.1)	9.24	9.24	0.25	2.73	1.20	0.27	2.90	NA	NA	0.49	NM	227.30	21.00	227.30	NM	0.00	0.00	0.00
KNBT	KNBT Bancorp, Inc. of PA	19.34	17.13	-0.48	-2.42	-2.04	0.49	2.49	0.22	195.26	0.97	NM	117.26	22.68	132.43	NM	0.20	1.24	NM

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of August 20, 2004

		Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
			Tang.	Reported Earnings			Core Earnings								Price/	Price/	Ind.	Divi-	
	Financial Institution	Equity/ Assets (%)	Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Tang. Book (%)	Core Earnings (x)	Div./ Share ($)	dend Yield (%)	Payout Ratio(7) (%)
	NASDAQ Listed OTC Companies (continued)																		
LSBX	LSB Corp of No. Andover MA*	11.96	11.96	1.33	11.08	7.74	1.90	15.80	0.02	NA	1.96	12.92	137.72	16.48	137.72	9.06	0.52	2.85	36.88
LSBI	LSB Fin. Corp. of Lafayette IN	8.44	8.44	0.93	10.85	9.22	0.72	8.45	1.63	48.65	0.88	10.85	113.01	9.53	113.01	13.94	0.60	2.50	27.15
LARL	Laurel Capital Group Inc of PA	9.14	7.89	0.58	6.59	4.42	0.58	6.52	0.58	115.06	1.17	22.61	148.60	13.58	172.20	22.85	0.80	3.76	NM
LNCB	Lincoln Bancorp of IN	13.86	13.49	0.59	4.29	4.16	0.57	4.13	0.85	77.53	0.89	24.03	101.76	14.10	104.52	25.00	0.52	2.81	67.53
MAFB	MAF Bancorp, Inc. of IL	9.67	6.73	1.19	12.34	7.05	1.08	11.20	0.33	111.46	0.51	14.17	149.21	14.42	214.23	15.62	0.84	2.03	28.77
MFBC	MFB Corp. of Mishawaka IN	8.34	8.34	0.63	7.77	6.97	0.40	5.00	0.78	160.96	1.55	14.36	107.93	9.01	107.93	22.31	0.48	1.66	23.76
MASB	MassBank Corp. of Reading MA*	10.98	10.87	0.76	6.88	4.98	0.65	5.89	0.04	361.56	0.59	20.08	141.74	15.57	143.20	23.47	1.00	2.88	57.80
MTXC	Matrix Bancorp, Inc. of CO	4.27	4.27	0.24	5.90	6.04	0.43	10.41	2.55	23.70	0.80	16.55	93.06	3.98	93.06	9.37	0.00	0.00	0.00
MFLR	Mayflower Co-Op. Bank of MA*	8.56	8.51	0.91	10.88	5.15	0.52	6.25	0.04	NA	1.20	19.41	209.77	17.95	210.98	33.80	0.40	2.19	42.55
MCBF	Monarch Community Bncrp of MI	14.39	10.76	0.23	1.35	1.42	-0.08	-0.50	1.98	37.06	0.96	NM	86.13	12.39	115.19	NM	0.20	1.50	NM
MFSF	MutualFirst Fin. Inc. of IN	11.27	11.16	0.91	7.72	6.58	0.80	6.78	0.57	150.16	0.99	15.20	121.51	13.70	122.76	17.29	0.48	2.12	32.21
MYST	Mystic Financial, Inc. of MA(8)*	6.47	6.47	0.37	6.06	2.66	0.19	3.03	NA	NA	0.81	NM	217.00	14.04	217.00	NM	0.46	1.20	45.10
NASB	NASB Fin, Inc. of Grandview MO	9.92	9.68	2.05	19.58	8.03	1.32	12.59	1.44	41.56	0.73	12.46	234.33	23.25	240.10	19.37	0.80	2.16	26.94
NHTB	NH Thrift Bancshares of NH	6.77	4.77	1.11	15.26	10.23	0.80	11.03	0.06	NA	0.99	9.78	143.04	9.69	203.24	13.52	0.90	3.19	31.14
NTBK	NetBank, Inc. of Alpharetta GA	8.31	6.97	0.66	7.92	7.00	-1.07	-12.91	2.26	39.31	1.11	14.29	113.12	9.41	134.93	NM	0.08	0.77	10.96
NABC	NewAlliance Bancshares of CT	21.95	14.20	-0.32	-1.89	-1.12	0.54	3.14	0.22	264.67	1.15	NM	109.28	23.99	168.93	NM	0.16	1.19	NM
NMIL	Newmil Bancorp, Inc. of CT*	7.28	6.10	1.13	15.11	6.81	1.10	14.63	0.21	342.96	1.08	14.68	219.54	15.98	261.79	15.16	0.68	2.45	35.98
NBSI	North Bancshares of Chicago IL(8)	9.88	9.88	0.14	1.36	0.66	0.16	1.61	NA	NA	0.38	NM	209.02	20.64	209.02	NM	0.32	1.33	NM
FFFD	North Central Bancshares of IA	9.15	8.05	1.27	13.54	9.54	1.27	13.54	0.38	186.66	0.81	10.48	140.31	12.84	159.55	10.48	1.00	2.70	28.33
NEIB	Northeast Indiana Bncrp of IN	11.78	11.78	0.74	6.15	5.45	0.68	5.66	1.08	60.79	0.89	18.36	114.83	13.53	114.83	19.95	0.56	2.70	49.56
NEPF	Northeast PA Fin. Corp of PA	6.52	5.32	-0.03	-0.48	-0.42	-0.07	-1.04	0.90	109.07	2.04	NM	121.64	7.94	149.29	NM	0.24	1.43	NM
NWSB	Northwest Bcrp MHC of PA(41.4)	8.65	6.19	0.88	10.81	4.80	0.81	9.99	0.62	82.68	0.78	20.85	210.08	18.17	293.43	22.57	0.48	2.19	45.71
OCFC	OceanFirst Fin. Corp of NJ	7.29	7.22	1.02	13.43	6.03	0.62	8.14	0.19	307.18	0.73	16.58	221.99	16.19	224.41	27.36	0.80	3.52	58.39
ONFC	Oneida Fincl MHC of NY (42.4)	11.33	8.24	0.70	5.98	3.65	0.59	5.08	0.17	316.97	1.09	27.38	167.94	19.03	231.01	32.21	0.38	3.47	NM
PBNC	PFS Bancorp Inc. of Aurora IN	21.76	21.76	0.70	3.13	2.59	0.70	3.13	NA	NA	0.72	NM	119.44	25.99	119.44	NM	0.30	1.36	52.63
PHSB	PHSB Financial Corp. of PA(8)	14.06	14.06	0.89	6.33	3.83	0.43	3.04	0.09	526.49	1.19	26.10	170.10	23.92	170.10	NM	0.80	3.01	NM
PVFC	PVF Capital Corp. of Solon OH	8.39	8.39	1.06	12.51	7.13	0.44	5.26	1.47	38.75	0.69	14.02	169.30	14.21	169.30	33.33	0.27	1.80	25.23
PPBI	Pacific Premier Bncrp of CA(8)	9.77	9.77	1.77	19.96	9.81	2.07	23.26	0.67	77.53	0.62	10.19	140.99	13.78	140.99	8.75	0.00	0.00	0.00
PBCI	Pamrapo Bancorp, Inc. of NJ	8.25	8.25	1.24	15.55	7.29	1.24	15.55	0.23	165.90	0.64	13.72	205.52	16.96	205.52	13.72	0.84	3.83	52.50
PFED	Park Bancorp of Chicago IL	11.03	11.03	0.97	8.73	7.49	0.88	7.92	0.37	58.82	0.35	13.36	116.21	12.82	116.21	14.72	0.72	2.37	31.72
PVSA	Parkvale Financial Corp of PA	6.49	5.80	0.62	9.78	6.79	0.58	9.12	0.49	173.63	1.34	14.73	140.57	9.13	157.34	15.79	0.80	3.03	44.69
PRTR	Partners Trust Fin. Grp. of NY	11.98	6.72	0.76	5.45	6.12	0.74	5.27	0.24	233.62	0.91	16.35	89.18	12.47	185.44	16.91	0.25	2.55	41.67
PBHC	Pathfinder BC MHC of NY (35.3)*	7.03	5.50	0.51	6.92	3.70	0.35	4.76	1.11	55.29	0.98	27.05	191.64	13.47	244.81	NM	0.40	2.42	65.57
PFSB	PennFed Fin. Services of NJ	6.22	6.15	0.66	10.18	5.97	0.65	9.90	0.11	286.39	0.48	16.76	171.04	10.64	173.03	17.24	0.40	1.34	22.47
PFDC	Peoples Bancorp of Auburn IN	12.86	12.28	0.98	7.66	5.99	0.93	7.29	0.59	70.25	0.56	16.69	128.59	16.53	134.59	17.54	0.68	2.81	46.90
PBCT	Peoples Bank MHC of CT (41.7)*	10.85	9.80	1.56	16.71	5.89	0.54	5.78	0.33	207.39	0.99	16.97	258.59	28.05	286.19	NM	1.16	3.64	61.70
PCBI	Peoples Community Bcrp. of OH	8.77	8.14	0.33	4.60	3.15	0.32	4.41	NA	NA	1.72	31.79	121.14	10.62	130.39	33.16	0.60	2.59	NM
PSFC	Peoples Sidney Fin. Corp of OH	12.76	12.76	0.69	5.53	4.08	0.69	5.53	1.43	37.19	0.62	24.54	134.98	17.22	134.98	24.54	0.56	3.41	NM
PFSL	Pocahontas Bancorp, Inc. of AR	6.97	4.81	0.76	10.65	7.21	0.76	10.65	1.00	55.63	1.01	13.87	156.95	10.94	227.47	13.87	0.32	1.88	26.02
PBCP	Provident Bancorp, Inc. of NY	19.21	15.19	0.67	4.55	2.14	0.81	5.50	0.31	316.43	1.75	NM	129.63	24.91	163.98	NM	0.16	1.43	66.67
PROV	Provident Fin. Holdings of CA	8.34	8.33	1.25	15.28	9.88	0.42	5.09	0.08	692.18	0.78	10.13	154.74	12.90	154.94	30.38	0.40	1.67	16.88
PULB	Pulaski Fin Cp of St. Louis MO	6.81	6.71	1.19	15.12	5.95	0.36	4.55	0.65	135.54	0.97	16.82	245.67	16.73	249.21	NM	0.36	2.08	34.95
OCBC	Quaker City Bancorp, Inc of CA(8)	8.15	8.13	1.16	13.95	5.86	1.16	13.95	0.24	278.39	0.81	17.06	226.46	18.45	226.84	17.06	0.80	1.46	24.84
RPFG	Ranier Pacific Fin Group of WA	14.34	14.31	-0.27	-2.12	-1.41	-0.34	-2.74	0.07	NA	1.81	NM	131.58	18.87	131.89	NM	0.22	1.29	NM
RIVR	River Valley Bancorp of IN	8.55	8.54	1.01	11.33	7.10	0.77	8.61	NA	NA	1.07	14.08	161.00	13.77	161.23	18.54	0.72	3.24	45.57
RVSB	Riverview Bancorp, Inc. of WA	12.85	10.93	1.43	11.53	7.11	1.44	11.60	0.34	259.48	1.16	14.07	153.58	19.74	180.61	13.97	0.62	2.92	41.06
ROME	Rome Bncp Inc MHC of NY (38.5)*	13.40	13.40	0.58	4.22	1.24	0.73	5.28	0.52	131.83	0.82	NM	345.24	46.27	345.24	NM	0.60	2.07	NM
SVBI	Severn Bancorp, Inc. of MD	8.76	8.71	2.14	24.41	8.31	2.05	23.31	0.26	327.27	0.87	12.04	265.06	23.23	266.69	12.61	0.40	1.15	13.89
SFFS	Sound Fed Bancorp, Inc. of NY	13.67	12.14	0.73	4.76	3.84	0.73	4.76	0.19	161.28	0.55	26.06	133.43	18.24	150.17	26.06	0.24	1.81	47.06
SSFC	South Street Fin. Corp. of NC*	12.02	12.02	0.41	3.50	2.90	0.41	3.50	NA	NA	0.39	34.48	120.63	14.49	120.63	34.48	0.40	4.00	NM
SMBC	Southern Missouri Bncrp of MO	8.32	7.40	0.97	11.14	8.37	0.98	11.23	0.11	592.22	0.79	11.95	132.81	11.05	149.27	11.86	0.36	2.35	28.13
STSA	Sterling Financial Corp of WA	6.52	4.14	0.87	13.56	5.74	0.84	13.20	0.27	268.20	1.19	17.41	183.27	11.95	288.66	17.88	0.00	0.00	0.00
STBI	Sturgis Bancorp, Inc. of MI	9.97	8.20	0.77	7.79	5.84	0.47	4.75	2.01	39.28	1.07	17.13	130.82	13.04	159.12	28.10	0.36	2.56	43.90
SYNF	Synergy Financial Group of NJ	13.06	12.96	0.52	3.68	3.09	0.52	3.68	NA	NA	0.77	32.32	119.43	15.59	120.29	32.32	0.16	1.60	51.61
THRD	TF Fin. Corp. of Newtown PA	9.17	8.43	-0.60	-6.56	-4.76	-0.56	-6.11	0.46	76.24	0.52	NM	138.61	12.71	150.77	NM	0.68	2.47	NM
TONE	TierOne Corp. of Lincoln NE	11.69	11.69	1.06	7.58	6.08	0.97	6.94	0.25	366.68	1.00	26.43	147.02	17.19	147.02	17.97	0.20	0.94	15.50
TSBK	Timberland Bancorp, Inc. of WA	16.40	16.40	1.27	7.53	6.41	1.22	7.22	0.59	152.07	1.16	15.60	123.54	20.26	123.54	16.27	0.60	2.63	41.10
TRST	TrustCo Bank Corp NY of NY	7.53	7.53	1.97	24.03	5.75	1.68	20.45	0.10	NA	4.14	17.39	NM	33.52	NM	20.43	0.60	4.66	NM
UCBC	Union Community Bancorp of IN	12.97	11.91	0.75	5.66	5.58	0.75	5.66	NA	NA	0.52	17.91	104.98	13.61	114.29	17.91	0.60	3.35	60.00
UCFC	United Community Fin. of OH	11.19	9.49	1.04	8.14	5.87	0.83	6.49	0.66	113.54	0.91	17.03	149.87	16.77	176.69	21.36	0.30	2.55	43.48
UPFC	United PanAm Fin. Corp of CA	6.62	6.62	1.00	15.11	6.53	0.97	14.64	NA	NA	4.52	15.32	215.36	14.26	215.36	15.81	0.00	0.00	0.00
UTBI	United Tenn. Bankshares of TN	13.84	13.22	1.73	12.14	9.86	1.68	11.79	0.50	153.57	1.22	10.25	121.39	16.80	127.03	10.45	0.36	2.09	21.18
WSFS	WSFS Financial Corp. of DE(8)*	7.40	7.36	1.11	12.82	6.91	1.06	12.20	0.24	409.68	1.62	14.48	198.34	14.69	199.60	15.22	0.24	0.48	6.92
WVFC	WVS Financial Corp. of PA	7.38	7.38	0.62	8.02	5.74	0.62	8.02	NA	NA	1.72	17.42	142.86	10.55	142.86	17.42	0.64	3.79	65.98
WSBI	Warwick Community Bncrp of NY(8)*	9.47	9.15	0.13	1.34	0.68	0.10	1.04	0.16	309.64	1.24	NM	212.57	20.13	220.00	NM	0.60	1.87	NM
WFSL	Washington Federal, Inc. of WA	15.05	14.25	1.82	12.68	6.68	1.82	12.68	0.22	158.54	0.51	14.97	184.19	27.73	194.63	14.97	0.84	3.26	48.84

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of August 20, 2004

	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
		Tang.	Reported Earnings			Core Earnings								Price/	Price/	Ind.	Divi-	
Financial Institution	Equity/ Assets (%)	Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Tang. Book (%)	Core Earnings (x)	Div./ Share ($)	dend Yield (%)	Payout Ratio(7) (%)
NASDAQ Listed OTC Companies (continued)																		
WAYN Wayne Savings Bancshares of OH	10.88	10.50	0.65	5.59	4.05	0.62	5.34	NA	NA	NA	24.71	144.04	15.67	149.26	25.90	0.48	2.99	73.85
WYPT Waypoint Financial Corp of PA(8)	7.28	6.89	0.63	8.30	3.75	0.48	6.35	0.36	151.80	1.17	26.68	229.43	16.70	242.30	34.88	0.56	2.06	54.90
WCFB Wbstr Cty Fed MHC of IA (39.0)	21.56	21.45	1.07	5.00	2.15	1.07	5.00	NA	NA	0.51	NM	233.39	50.32	234.56	NM	0.68	4.86	NM
WEFC Wells Fin. Corp. of Wells MN	12.68	12.68	1.20	9.72	8.92	0.59	4.78	0.10	398.15	0.46	11.21	106.56	13.51	106.56	22.81	0.88	3.38	37.93
WOFC Western Ohio Fin. Corp. of OH(8)	11.04	11.04	0.58	5.14	3.75	0.55	4.82	0.28	167.11	0.57	26.67	134.24	14.81	134.24	28.47	1.00	2.98	NM
WGBC Willow Grove Bancorp Inc of PA	11.26	11.15	0.72	5.58	3.68	0.60	4.68	NA	NA	0.98	27.21	160.67	18.09	162.21	32.44	0.44	2.61	70.97

EXHIBIT IV-2

Historical Stock Price Indices

Exhibit IV-2
Historical Stock Price Indices(1)

Year/Qtr. Ended		DJIA	S&P 500	NASDAQ Composite	SNL Thrift Index	SNL Bank Index
1995:	Quarter 1	4157.7	500.7	817.2	278.4	152.1
	Quarter 2	4556.1	544.8	933.5	313.5	171.7
	Quarter 3	4789.1	584.4	1,043.5	362.3	195.3
	Quarter 4	5117.1	615.9	1,052.1	376.5	207.6
1996:	Quarter 1	5587.1	645.5	1,101.4	382.1	225.1
	Quarter 2	5654.6	670.6	1,185.0	387.2	224.7
	Quarter 3	5882.2	687.3	1,226.9	429.3	249.2
	Quarter 4	6442.5	737.0	1,280.7	483.6	280.1
1997:	Quarter 1	6583.5	757.1	1,221.7	527.7	292.5
	Quarter 2	7672.8	885.1	1,442.1	624.5	333.3
	Quarter 3	7945.3	947.3	1,685.7	737.5	381.7
	Quarter 4	7908.3	970.4	1,570.4	814.1	414.9
1998:	Quarter 1	8799.8	1101.8	1,835.7	869.3	456.1
	Quarter 2	8952.0	1133.8	1,894.7	833.5	457.7
	Quarter 3	7842.6	1017.0	1,693.8	651.3	363.5
	Quarter 4	9181.4	1229.2	2,192.7	705.9	439.6
1999:	Quarter 1	9786.2	1286.4	2,461.4	707.6	448.4
	Quarter 2	10970.8	1372.7	2,686.1	695.6	479.3
	Quarter 3	10337.0	1282.7	2,746.2	609.1	409.9
	Quarter 4	11497.1	1469.3	4,069.3	562.4	416.7
2000:	Quarter 1	10921.9	1498.6	4,572.8	545.6	421.2
	Quarter 2	10447.9	1454.6	3,966.1	567.8	387.4
	Quarter 3	10650.9	1436.5	3,672.8	718.3	464.6
	Quarter 4	10786.9	1320.3	2,470.5	874.3	479.4
2001:	Quarter 1	9878.8	1160.3	1,840.3	885.2	459.2
	Quarter 2	10502.4	1224.4	2,160.5	964.5	493.7
	Quarter 3	8847.6	1040.9	1,498.8	953.9	436.6
	Quarter 4	10021.5	1148.1	1,950.4	918.2	473.7
2002:	Quarter 1	10403.9	1147.4	1,845.4	1006.7	498.3
	Quarter 2	9243.3	989.8	1,463.2	1121.4	468.9
	Quarter 3	7591.9	815.3	1,172.1	984.3	396.8
	Quarter 4	8341.6	879.8	1,335.5	1073.2	419.1
2003:	Quarter 1	7992.1	848.2	1,341.2	1096.2	401.0
	Quarter 2	8985.4	974.5	1,622.8	1266.6	476.1
	Quarter 3	9275.1	996.0	1,786.9	1330.9	490.9
	Quarter 4	10453.9	1112.0	2,003.4	1482.3	548.6
2004:	Quarter 1	10357.7	1126.2	1,994.2	1585.3	562.2
	Quarter 2	10435.5	1140.8	2,047.8	1437.8	546.6
As of August 20, 2004		10110.1	1098.4	1,838.0	1453.1	554.7

(1) End of period data.

Sources: SNL Financial and The Wall Street Journal.

EXHIBIT IV-3

Historical Thrift Stock Indices

<Index Values>

	Index Values				Price Appreciation (%)		
	07/30/04	06/30/04	12/31/03	07/31/03	1 Month	YTD	LTM
All Pub. Traded Thrifts	1,441.2	1,437.8	1,482.3	1,292.7	0.24	-2.77	11.48
MHC Index	2,573.5	2,529.0	2,663.5	2,067.4	1.76	-3.38	24.48
Stock Exchange Indexes							
AMEX Thrifts	563.9	549.8	547.2	448.2	2.57	3.06	25.82
NYSE Thrifts	897.6	899.1	927.9	826.7	-0.16	-3.27	8.58
OTC Thrifts	1,795.8	1,780.5	1,832.1	1,539.3	0.86	-1.98	16.67
Geographic Indexes							
Mid-Atlantic Thrifts	3,421.9	3,438.5	3,767.0	3,078.1	-0.48	-9.16	11.17
Midwestern Thrifts	3,144.4	3,154.5	3,266.1	2,922.0	-0.32	-3.73	7.61
New England Thrifts	1,430.4	1,420.5	1,304.3	1,110.0	0.69	9.67	28.86
Southeastern Thrifts	1,387.1	1,393.0	1,469.6	1,223.9	-0.42	-5.61	13.34
Southwestern Thrifts	1,123.7	1,126.8	1,191.3	963.5	-0.28	-5.68	16.62
Western Thrifts	1,323.2	1,311.8	1,311.9	1,198.7	0.87	0.86	10.38
Asset Size Indexes							
Less than $250M	1,337.6	1,339.8	1,372.1	1,205.3	-0.16	-2.51	10.98
$250M to $500M	3,234.8	3,234.5	3,331.7	2,963.6	0.01	-2.91	9.15
$500M to $1B	1,710.5	1,689.9	1,763.0	1,524.4	1.21	-2.98	12.21
$1B to $5B	2,187.1	2,183.1	2,239.1	1,945.5	0.19	-2.32	12.42
Over $5B	854.2	852.1	879.0	767.1	0.25	-2.82	11.36
Pink Indexes							
Pink Thrifts	383.9	387.2	390.2	333.4	-0.87	-1.63	15.14
Less than $75M	470.4	468.6	409.0	353.4	0.37	15.01	33.10
Over $75M	397.5	401.3	400.5	341.9	-0.93	-0.73	16.26
Comparative Indexes							
Dow Jones Industrials	10,139.7	10,435.48	10,543.92	9,233.8	-2.83	-3.01	9.81
S&P 500	1,101.7	1,140.8	1,111.9	990.3	-3.43	-0.92	11.25

All SNL indexes are market-value weighted; i.e., an institution's effect on an index is proportionate to that institution's market capitalization. All SNL thrift indexes, except for the SNL MHC Index, began at 100 on March 30, 1984. The SNL MHC Index began at 201.082 on Dec. 31, 1992, the level of the SNL Thrift Index on that date. On March 30, 1984, the S&P 500 closed at 159.2 and the Dow Jones Industrials stood at 1,164.9.

Mid-Atlantic: DE, DC, MD, NJ, NY, PA, PR; Midwest: IA, IL, IN, KS, KY, MI, MN, MO, ND, NE, OH, SD, WI;
New England: CT, MA, ME, NH, RI, VT; Southeast: AL, AR, FL, GA, MS, NC, SC, TN, VA, WV;
Southwest: CO, LA, NM, OK, TX, UT; West: AZ, AK, CA, HI, ID, MT, NV, OR, WA, WY

Source: SNL Financial

EXHIBIT IV-4

Market Area Acquisition Activity

Exhibit IV-4
Pennsylvania Thrift Acquisitions 2003-Present

						Target Financials at Announcement						Deal Terms and Pricing at Announcement							
Announce Date	Complete Date	Buyer Short Name		Target Name		Total Assets ($000)	E/A (%)	ROAA (%)	ROAE (%)	NPAs/ Assets (%)	Rsrvs/ NPLs (%)	Deal Value ($M)	Value/ Share ($)	P/B (%)	P/TB (%)	P/E (x)	P/A (%)	Prem/ Cdeps (%)
02/14/2003	06/06/2003	Advance Bank	MD	Berean Bank	PA	52,793	4.24	-0.49	-11.19	2.59	24.82	NA	NA	NA	NA	NA	NA	NA
08/12/2004	NA	ESB Financial Corp.	PA	PHSB Financial Corp.	PA	323,003	14.06	0.91	6.70	NA	NA	82.60	27.00	172.52	172.52	25.71	25.58	19.96
08/08/2003	12/05/2003	First Commonwealth Financial	PA	Pittsburgh Financial Corp.	PA	376,450	6.07	0.14	2.43	NA	NA	31.00	20.00	124.77	125.63	41.67	8.24	5.40
12/11/2003	05/24/2004	First Commonwealth Financial	PA	GA Financial, Inc.	PA	882,962	10.71	0.79	7.15	0.30	166.17	185.20	35.00	183.82	183.92	24.31	20.97	20.57
08/28/2003	02/02/2004	FleetBoston Financial Corp.	MA	Progress Financial Corporation	PA	1,109,882	5.81	0.71	11.66	0.46	142.45	210.40	27.74	294.77	299.54	32.63	18.95	27.76
03/12/2003	08/31/2003	Northwest Bancorp Inc. (MHC)	PA	First Bell Bancorp, Inc.	PA	892,885	8.25	0.98	11.88	0.20	51.22	120.00	26.25	161.54	161.54	13.00	13.44	8.93
09/11/2003	04/30/2004	Northwest Bancorp Inc. (MHC)	PA	Skibo Financial Corp. (MHC)	PA	157,413	14.88	-0.13	-0.85	0.01	NM	22.80	17.00	227.88	227.88	NM	34.98	45.88
09/22/2003	01/05/2004	Royal Bank of Scotland Group		Thistle Group Holdings, Co.	PA	913,630	8.35	0.58	6.24	0.38	147.98	147.30	26.00	177.96	197.87	27.37	16.12	19.02
03/08/2004	NA	Sovereign Bancorp Inc.	PA	Waypoint Financial Corp.	PA	5,329,902	7.55	0.77	9.95	0.18	326.57	984.90	28.10	232.23	244.77	22.30	18.48	28.38
				Average:		1,115,436	8.88	0.47	4.89	0.59	143.20	223.03	25.89	196.94	201.71	26.71	19.60	21.99
				Median:		882,962	8.25	0.71	6.70	0.30	145.22	133.65	26.63	180.89	190.90	25.71	18.72	20.27

Source: SNL Finanical, LC.

EXHIBIT IV-5

Prudential Savings Bank
Director and Senior Management Summary Resumes

Exhibit IV-5
Prudential Savings Bank
Director and Senior Management Summary Resumes

Directors

Name	Age	Principal Occupation During the Past Five Years/Public Directorships	Year Term Expires
Jerome R. Balka, Esq.	75	Director and Solicitor of Prudential Savings Bank. Partner, Balka & Balka, a law firm, Philadelphia, Pennsylvania.	2007
John P. Judge	84	Director. Presently retired. Former President of Continental Savings and Loan Association, Philadelphia, Pennsylvania from 1982 to 1983.	2006
Joseph W. Packer, Jr.	75	Chairman of the Board since October 1992. Presently retired.	2005
Carl J. Santoro	80	Director. Certified Public accountant, Santoro Services, Inc., an accounting and tax services firm, Conshohocken, Pennsylvania.	2005
Thomas A. Vento	70	Director and President of Prudential Savings Bank since 1992 and President and Chief Executive Officer since 1993.	2006

Senior Management

Name	Age	Principal Occupation During the Past Five Years
Joseph R. Corrato	43	Executive Vice President and Chief Financial Officer of Prudential Savings Bank since 1997.
Lucy R. Cohen	64	Vice President and Corporate Secretary of Prudential Savings Bank since September 1993 and Corporate Secretary since 1974.
David H. Krauter	63	Vice President and Chief Lending Officer of Prudential Savings Bank since 1999 and Vice President since 1993.

EXHIBIT IV-6

Prudential Savings Bank
Pro Forma Regulatory Capital Ratios

	Actual, As of June 30, 2004		Pro Forma at June 30, 2004							
			Minimum		Midpoint		Maximum		Maximum as Adj.	
	Amount	Percent of Assets	Amount	Percent of Assets	Amount	Percent of Assets	Amount	Percent of Assets	Amount	Percent of Assets
	(Dollars in Thousands)									
Capital at Holding Company Level:										
Capital and Retained Earnings Under Generally Accepted Accounting Principles	38,510	9.40%	64,997	14.90%	69,846	15.84%	74,696	16.76%	80,272	17.78%
Tier 1 Capital	37,751	9.24%	64,238	14.77%	69,087	15.71%	73,937	16.62%	79,513	17.66%
Requirement	16,343	4.00%	17,402	4.00%	17,596	4.00%	17,790	4.00%	18,013	4.00%
Excess	$21,408	5.24%	$46,835	10.77%	$51,491	11.71%	$56,147	12.62%	$61,500	13.66%
Tier 1 Risk-Based	37,751	24.38%	64,238	40.11%	69,087	42.87%	73,937	45.61%	79,513	48.71%
Tier 1 Risk-Based Requirement	6,195	4.00%	6,407	4.00%	6,446	4.00%	6,484	4.00%	6,529	4.00%
Excess	$31,556	20.38%	$57,831	36.11%	$62,641	38.87%	$67,452	41.61%	$72,984	44.71%
Total Risk-Based	38,848	25.08%	65,335	40.79%	70,184	43.55%	75,034	46.29%	80,610	49.39%
Risk-Based Requirement	12,390	8.00%	12,814	8.00%	12,891	8.00%	12,969	8.00%	13,058	8.00%
Excess	$26,458	17.08%	$52,521	32.79%	$57,293	35.55%	$62,065	38.29%	$67,552	41.39%
Capital at Bank Level:										
Capital and Retained Earnings Under Generally Accepted Accounting Principles	$38,510	9.40%	$49,810	11.76%	$51,901	12.18%	$53,991	12.60%	$56,395	13.07%
Leverage Capital	37,751	9.24%	$49,051	11.61%	$51,142	12.04%	$53,232	12.45%	$55,636	12.93%
Requirement	16,343	4.00%	16,896	4.00%	16,997	4.00%	17,098	4.00%	17,215	4.00%
Excess	$21,408	5.24%	$32,155	7.61%	$34,145	8.04%	$36,134	8.45%	$38,421	8.93%
Tier 1 Risk-Based	37,751	24.38%	49,051	31.12%	51,142	32.34%	53,232	33.55%	55,636	34.94%
Tier 1 Risk-Based Requirement	6,195	4.00%	6,306	4.00%	6,326	4.00%	6,346	4.00%	6,369	4.00%
Excess	$31,556	20.38%	$42,745	27.12%	$44,816	28.34%	$46,886	29.55%	$49,267	30.94%
Total Risk-Based	38,848	25.08%	50,148	31.81%	52,239	33.03%	54,329	34.24%	56,733	35.63%
Risk-Based Requirement	12,390	8.00%	12,611	8.00%	12,652	8.00%	12,692	8.00%	12,739	8.00%
Excess	$26,458	17.08%	$37,537	23.81%	$39,587	25.03%	$41,637	26.24%	$43,994	27.63%

EXHIBIT IV-7

Prudential Savings Bank
Pro Forma Analysis Sheet – Fully-Converted Basis

PRO FORMA ANALYSIS SHEET
Prudential Savings Bank
Prices as of August 20, 2004

Price Multiple		Symbol	Subject (1)	Peer Group Mean	Peer Group Median	Pennsylvania Companies Mean	Pennsylvania Companies Median	All Publicly-Traded Mean	All Publicly-Traded Median
Price-earnings ratio (x)		P/E	29.99 x	29.23x	30.51x	17.12x	14.73x	17.37	16.21
Price-core earnings ratio (x)		P/Core	27.94 x	34.29x	32.97x	20.34x	16.49x	19.27	17.55
Price-book ratio (%)	=	P/B	76.01%	99.24%	96.06%	145.17%	145.73%	1.564	1.4574
Price-tangible book ratio (%	=	P/TB	76.01%	103.20%	102.89%	165.13%	153.38%	1.7019	1.6124
Price-assets ratio (%)	=	P/A	17.20%	22.30%	22.45%	12.00%	10.20%	0.1658	0.145

Valuation Parameters

Pre-Conversion Earnings (Y)	$2,537,000	ESOP Stock Purchases (E)	8.00% (5)
Pre-Conversion Earnings (CY)	$2,739,000	Cost of ESOP Borrowings (S)	0.00% (4)
Pre-Conversion Book Value (B)	$38,410,000	ESOP Amortization (T)	15.00 years
Pre-Conv. Tang. Book Value (T	$38,410,000	MRP Amount (M)	4.00%
Pre-Conversion Assets (A)	$409,506,362	MRP Vesting (N)	5.00 years (5)
Reinvestment Rate (2)(R)	2.09%	Foundation (F)	0.00% (6)
Est. Conversion Expenses (3)(X	3.00%	Tax Benefit (Z)	0
Tax Rate (TAX)	41.60%	Percentage Sold (PCT)	100.00%

Calculation of Pro Forma Value After Conversion

1. $V = \frac{P/E * (Y)}{1 - P/E * PCT * ((1-X-E-M-F)*R*(1-TAX) - (1-TAX)*E/T - (1-TAX)*M/N)}$ V= $82,500,000

2. $V = \frac{P/Core * (Y)}{1 - P/Core * PCT * ((1-X-E-M-F)*R*(1-TAX) - (1-TAX)*E/T - (1-TAX)*M/N)}$ V= $82,500,000

3. $V = \frac{P/B * (B+Z)}{1 - P/B * PCT * (1-X-E-M-F)}$ V= $82,500,000

4. $V = \frac{P/TB * (TB+Z)}{1 - P/TB * PCT * (1-X-E-M-F)}$ V= $82,500,000

5. $V = \frac{P/A * (A+Z)}{1 - P/A * PCT * (1-X-E-M-F)}$ V= $82,500,000

Conclusion	Shares Issued To the Public	Price Per Share	Gross Offering Proceeds	Shares Issued To Foundation	Total Shares Issued	Aggregate Market Value of Shares Issued
Supermaximum	10,910,625	10.00	$ 109,106,250	0	10,910,625	$ 109,106,250
Maximum	9,487,500	10.00	94,875,000	0	9,487,500	94,875,000
Midpoint	8,250,000	10.00	82,500,000	0	8,250,000	82,500,000
Minimum	7,012,500	10.00	70,125,000	0	7,012,500	70,125,000

(1) Pricing ratios shown reflect the midpoint value.
(2) Net return reflects a reinvestment rate of 2.09 percent, and a tax rate of 40.00 percent.
(3) Offering expenses shown at estimated midpoint value.
(4) No cost is applicable since holding company will fund the ESOP loan.
(5) ESOP and MRP amortize over 15 years and 5 years, respectively; amortization expenses tax effected at 40.00 percent.

EXHIBIT IV-8

Prudential Savings Bank
Pro Forma Effect of Conversion Proceeds – Fully-Converted Basis

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Prudential Savings Bank
At the Minimum

1. Pro Forma Market Capitalization	$70,125,000
Less: Foundation Shares	-
2. Offering Proceeds	$70,125,000
Less: Estimated Offering Expenses	2,103,750
Net Conversion Proceeds	$68,021,250

3. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$68,021,250
Less: Cash Contribution to Foundation	0
Less: Non-Cash Stock Purchases (1)	8,415,000
Net Proceeds Reinvested	$59,606,250
Estimated net incremental rate of return	1.22%
Reinvestment Income	$727,530
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	218,416
Less: Recognition Plan Vesting (4)	327,624
Net Earnings Impact	$181,490

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended June 30, 2004 (reported)	$2,537,000	$181,490	$2,718,490
12 Months ended June 30, 2004 (core)	$2,739,000	$181,490	$2,920,490

5. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
June 30, 2004	$38,410,000	$59,606,250	$0	$98,016,250
June 30, 2004 (Tangible)	$38,410,000	$59,606,250	$0	$98,016,250

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
June 30, 2004	$409,506,362	$59,606,250	$0	$469,112,612

(1) Includes ESOP and MRP stock purchases equal to 8.0 and 4.0 percent of the offering, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 15 years, amortization expense is tax-effected at a 41.60 percent rate.
(4) MRP is amortized over 5 years, and amortization expense is tax effected at 41.60 percent.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Prudential Savings Bank
At the Midpoint

1. Pro Forma Market Capitalization	$82,500,000
Less: Foundation Shares	-
2. Offering Proceeds	$82,500,000
Less: Estimated Offering Expenses	2,475,000
Net Conversion Proceeds	$80,025,000

3. Estimated Additional Income from Conversion Proceeds	
Net Conversion Proceeds	$80,025,000
Less: Cash Contribution to Foundation	0
Less: Non-Cash Stock Purchases (1)	9,900,000
Net Proceeds Reinvested	$70,125,000
Estimated net incremental rate of return	1.22%
Reinvestment Income	$855,918
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	256,960
Less: Recognition Plan Vesting (4)	385,440
Net Earnings Impact	$213,518

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended June 30, 2004 (reported)	$2,537,000	$213,518	$2,750,518
12 Months ended June 30, 2004 (core)	$2,739,000	$213,518	$2,952,518

5. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
June 30, 2004	$38,410,000	$70,125,000	$0	$108,535,000
June 30, 2004 (Tangible)	$38,410,000	$70,125,000	$0	$108,535,000

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
June 30, 2004	$409,506,362	$70,125,000	$0	$479,631,362

(1) Includes ESOP and MRP stock purchases equal to 8.0 and 4.0 percent of the offering, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 15 years, amortization expense is tax-effected at a 41.60 percent rate.
(4) MRP is amortized over 5 years, and amortization expense is tax effected at 41.60 percent.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Prudential Savings Bank
At the Maximum

1. Pro Forma Market Capitalization	$94,875,000
Less: Foundation Shares	-
2. Offering Proceeds	$94,875,000
Less: Estimated Offering Expenses	2,846,250
Net Conversion Proceeds	$92,028,750

3. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$92,028,750
Less: Cash Contribution to Foundation	0
Less: Non-Cash Stock Purchases (1)	11,385,000
Net Proceeds Reinvested	$80,643,750
Estimated net incremental rate of return	1.22%
Reinvestment Income	$984,305
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	295,504
Less: Recognition Plan Vesting (4)	443,256
Net Earnings Impact	$245,545

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended June 30, 2004 (reported)	$2,537,000	$245,545	$2,782,545
12 Months ended June 30, 2004 (core)	$2,739,000	$245,545	$2,984,545

5. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
June 30, 2004	$38,410,000	$80,643,750	$0	$119,053,750
June 30, 2004 (Tangible)	$38,410,000	$80,643,750	$0	$119,053,750

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
June 30, 2004	$409,506,362	$80,643,750	$0	$490,150,112

(1) Includes ESOP and MRP stock purchases equal to 8.0 and 4.0 percent of the offering, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 15 years, amortization expense is tax-effected at a 41.60 percent rate.
(4) MRP is amortized over 5 years, and amortization expense is tax effected at 41.60 percent.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Prudential Savings Bank
At the Supermaximum Value

1. Pro Forma Market Capitalization	$109,106,250
Less: Foundation Shares	-
2. Offering Proceeds	$109,106,250
Less: Estimated Offering Expenses	3,273,188
Net Conversion Proceeds	$105,833,063

3. Estimated Additional Income from Conversion Proceeds	
Net Conversion Proceeds	$105,833,063
Less: Cash Contribution to Foundation	0
Less: Non-Cash Stock Purchases (1)	13,092,750
Net Proceeds Reinvested	$92,740,313
Estimated net incremental rate of return	1.22%
Reinvestment Income	$1,131,951
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	339,830
Less: Recognition Plan Vesting (4)	509,744
Net Earnings Impact	$282,377

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended June 30, 2004 (reported)	$2,537,000	$282,377	$2,819,377
12 Months ended June 30, 2004 (core)	$2,739,000	$282,377	$3,021,377

5. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
June 30, 2004	$38,410,000	$92,740,313	$0	$131,150,313
June 30, 2004 (Tangible)	$38,410,000	$92,740,313	$0	$131,150,313

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
June 30, 2004	$409,506,362	$92,740,313	$0	$502,246,675

(1) Includes ESOP and MRP stock purchases equal to 8.0 and 4.0 percent of the offering, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 15 years, amortization expense is tax-effected at a 41.60 percent rate.
(4) MRP is amortized over 5 years, and amortization expense is tax effected at 41.60 percent.

EXHIBIT IV-9

Peer Group Core Earnings Analysis

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Core Earnings Analysis
Comparable Institution Analysis
For the Twelve Months Ended June 30, 2004

		Net Income to Common ($000)	Less: Net Gains(Loss) ($000)	Tax Effect @ 34% $000)	Less: Extd Items ($000)	Estimated Core Income to Common ($000)	Shares ($000)	Estimated Core EPS ($)
Comparable Group								
ALLB	Alliance Bank MHC of PA (20.0)	2,404	-23	8	0	2,389	3,441	0.69
BCSB	BCSB Bankcorp MHC of MD (36.4)	626	-76	26	0	576	5,899	0.10
GOV	Gouverneur Bcp MHC of NY(42.5)	832	-66	22	0	788	2,283	0.35
GCBC	Green Co Bcrp MHC of NY (43.9)	2,913	-4	1	0	2,910	2,054	1.42
JXSB	Jcksnville Bcp MHC of IL(46.8)	687	-306	104	0	485	1,952	0.25
ONFC	Oneida Fincl MHC of NY (42.4)	2,997	-645	219	0	2,571	7,488	0.34
PBHC	Pathfinder BC MHC of NY (35.3)	1,488	-704	239	0	1,023	2,448	0.42
ROME	Rome Bncp Inc MHC of NY (38.5)	1,516	595	-202	0	1,909	4,233	0.45
WCFB	Wbstr Cty Fed MHC of IA (39.0)	1,144	0	0	0	1,144	3,772	0.30
WFD	Westfield Finl MHC of MA(46.5)	5,764	-1,164	396	0	4,996	10,057	0.50

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

EXHIBIT IV-10

Prudential Savings Bank
Pro Forma Analysis Sheet – Minority Stock Offering

EXHIBIT IV-10

PRO FORMA ANALYSIS SHEET

Prudential Savings Bank

Prices as of August 20, 2004

Price Multiple		Symbol	Subject (1)	Peer Group Mean	Peer Group Median	Pennsylvania Companies Mean	Pennsylvania Companies Median	All Publicly-Traded Mean	All Publicly-Traded Median
Price-earnings ratio (x)		P/E	31.35 x	35.27x	36.15x	17.12x	14.73x	17.37x	16.21x
Price-core earnings ratio (x)		P/Core	29.11 x	37.60x	39.29x	20.34x	16.49x	19.27x	17.55x
Price-book ratio (%)	=	P/B	118.12%	217.21%	203.94%	145.17%	145.73%	156.40%	145.74%
Price-tangible book ratio (%	=	P/TB	118.12%	233.37%	231.42%	165.13%	153.38%	170.19%	161.24%
Price-assets ratio (%)	=	P/A	18.71%	25.89%	25.31%	12.00%	10.20%	16.58%	14.50%

Valuation Parameters

Pre-Conversion Earnings (Y)	$2,537,000	ESOP Stock Purchases (E)	8.00% (5)
Pre-Conversion Earnings (CY)	$2,739,000	Cost of ESOP Borrowings (S)	0.00% (4)
Pre-Conversion Book Value (B)	$38,410,000	ESOP Amortization (T)	15.00 years
Pre-Conv. Tang. Book Value (T	$38,410,000	MRP Amount (M)	4.00%
Pre-Conversion Assets (A)	$409,506,362	MRP Vesting (N)	5.00 years (5)
Reinvestment Rate (2)(R)	2.09%	Foundation (F)	0.00% (6)
Est. Conversion Expenses (3)(>	3.32%	Tax Benefit (Z)	0
Tax Rate (TAX)	41.60%	Percentage Sold (PCT)	45.00%

Calculation of Pro Forma Value After Conversion

1. $V = \frac{P/E * (Y)}{1 - P/E * PCT * ((1-X-E-M-F)*R*(1-TAX) - (1-TAX)*E/T - (1-TAX)*M/N)}$ V= $82,500,000

2. $V = \frac{P/Core * (Y)}{1 - P/Core * PCT * ((1-X-E-M-F)*R*(1-TAX) - (1-TAX)*E/T - (1-TAX)*M/N)}$ V= $82,500,000

3. $V = \frac{P/B * (B+Z)}{1 - P/B * PCT * (1-X-E-M-F)}$ V= $82,500,000

4. $V = \frac{P/TB * (TB+Z)}{1 - P/TB * PCT * (1-X-E-M-F)}$ V= $82,500,000

5. $V = \frac{P/A * (A+Z)}{1 - P/A * PCT * (1-X-E-M-F)}$ V= $82,500,000

Conclusion	Shares Owned by The MHC	Shares Issued To the Public	Price Per Share	Gross Offering Proceeds	Total Shares Issued Publicly	Aggregate Market Value of Shares Issued Publicly	Full Value Total Shares
Supermaximum	6,000,844	4,909,781	10.00	$ 49,097,813	4,909,781	$49,097,813	10,910,625
Maximum	5,218,125	4,269,375	10.00	$ 42,693,750	4,269,375	42,693,750	9,487,500
Midpoint	4,537,500	3,712,500	10.00	$ 37,125,000	3,712,500	37,125,000	8,250,000
Minimum	3,856,875	3,155,625	10.00	$ 31,556,250	3,155,625	31,556,250	7,012,500

(1) Pricing ratios shown reflect the midpoint value.
(2) Net return reflects a reinvestment rate of 2.09 percent, and a tax rate of 41.60 percent.
(3) Offering expenses shown at estimated midpoint value.
(4) No cost is applicable since holding company will fund the ESOP loan.
(5) ESOP and MRP amortize over 15 years and 5 years, respectively; amortization expenses tax effected at 41.60 percent.

EXHIBIT IV-11

Prudential Savings Bank
Pro Forma Effect of Conversion Proceeds – Minority Stock Offering

Exhibit IV-11
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Prudential Savings Bank
At the Minimum

1.	Pro Forma Market Capitalization	$31,556,250
	Less: Foundation Shares	-
2.	Offering Proceeds	$31,556,250
	Less: Estimated Offering Expenses	1,182,568
	Net Conversion Proceeds	$30,373,682

3.	Estimated Additional Income from Conversion Proceeds	
	Net Conversion Proceeds	$30,373,682
	Less: Cash Contribution to Foundation	0
	Less: Non-Cash Stock Purchases (1)	3,786,750
	Net Proceeds Reinvested	$26,586,932
	Estimated net incremental rate of return	1.22%
	Reinvestment Income	$324,509
	Less: Estimated cost of ESOP borrowings (2)	0
	Less: Amortization of ESOP borrowings (3)	98,287
	Less: Recognition Plan Vesting (4)	147,431
	Net Earnings Impact	$78,791

			Before Conversion	Net Earnings Increase	After Conversion
4.	Pro Forma Earnings				
	12 Months ended June 30, 2004 (reported)		$2,537,000	$78,791	$2,615,791
	12 Months ended June 30, 2004 (core)		$2,739,000	$78,791	$2,817,791

		Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
5.	Pro Forma Net Worth				
	June 30, 2004	$38,410,000	$26,586,932	$0	$64,996,932
	June 30, 2004 (Tangible)	$38,410,000	$26,586,932	$0	$64,996,932

		Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
6.	Pro Forma Assets				
	June 30, 2004	$409,506,362	$26,586,932	$0	$436,093,294

(1) Includes ESOP and MRP stock purchases equal to 8.0 and 4.0 percent of the offering, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 15 years, amortization expense is tax-effected at a 41.60 percent rate.
(4) MRP is amortized over 5 years, and amortization expense is tax effected at 41.60 percent.

Exhibit IV-11
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Prudential Savings Bank
At the Midpoint

1.	Pro Forma Market Capitalization	$37,125,000
	Less: Foundation Shares	-
2.	Offering Proceeds	$37,125,000
	Less: Estimated Offering Expenses	1,233,800
	Net Conversion Proceeds	$35,891,200

3.	Estimated Additional Income from Conversion Proceeds	
	Net Conversion Proceeds	$35,891,200
	Less: Cash Contribution to Foundation	0
	Less: Non-Cash Stock Purchases (1)	4,455,000
	Net Proceeds Reinvested	$31,436,200
	Estimated net incremental rate of return	1.22%
	Reinvestment Income	$383,698
	Less: Estimated cost of ESOP borrowings (2)	0
	Less: Amortization of ESOP borrowings (3)	115,632
	Less: Recognition Plan Vesting (4)	173,448
	Net Earnings Impact	$94,618

4.	Pro Forma Earnings		Before Conversion	Net Earnings Increase	After Conversion
	12 Months ended June 30, 2004 (reported)		$2,537,000	$94,618	$2,631,618
	12 Months ended June 30, 2004 (core)		$2,739,000	$94,618	$2,833,618

5.	Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
	June 30, 2004	$38,410,000	$31,436,200	$0	$69,846,200
	June 30, 2004 (Tangible)	$38,410,000	$31,436,200	$0	$69,846,200

6.	Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
	June 30, 2004	$409,506,362	$31,436,200	$0	$440,942,562

(1) Includes ESOP and MRP stock purchases equal to 8.0 and 4.0 percent of the offering, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 15 years, amortization expense is tax-effected at a 41.60 percent rate.
(4) MRP is amortized over 5 years, and amortization expense is tax effected at 41.60 percent.

Exhibit IV-11
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Prudential Savings Bank
At the Maximum

1.	Pro Forma Market Capitalization	$42,693,750
	Less: Foundation Shares	-
2.	Offering Proceeds	$42,693,750
	Less: Estimated Offering Expenses	1,285,033
	Net Conversion Proceeds	$41,408,717

3. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$41,408,717
Less: Cash Contribution to Foundation	0
Less: Non-Cash Stock Purchases (1)	5,123,250
Net Proceeds Reinvested	$36,285,467
Estimated net incremental rate of return	1.22%
Reinvestment Income	$442,886
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	132,977
Less: Recognition Plan Vesting (4)	199,465
Net Earnings Impact	$110,444

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended June 30, 2004 (reported)	$2,537,000	$110,444	$2,647,444
12 Months ended June 30, 2004 (core)	$2,739,000	$110,444	$2,849,444

5. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
June 30, 2004	$38,410,000	$36,285,467	$0	$74,695,467
June 30, 2004 (Tangible)	$38,410,000	$36,285,467	$0	$74,695,467

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
June 30, 2004	$409,506,362	$36,285,467	$0	$445,791,829

(1) Includes ESOP and MRP stock purchases equal to 8.0 and 4.0 percent of the offering, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 15 years, amortization expense is tax-effected at a 41.60 percent rate.
(4) MRP is amortized over 5 years, and amortization expense is tax effected at 41.60 percent.

Exhibit IV-11
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Prudential Savings Bank
At the Supermaximum Value

1.	Pro Forma Market Capitalization	$49,097,813
	Less: Foundation Shares	-
2.	Offering Proceeds	$49,097,813
	Less: Estimated Offering Expenses	1,344,950
	Net Conversion Proceeds	$47,752,863

3.	Estimated Additional Income from Conversion Proceeds	
	Net Conversion Proceeds	$47,752,863
	Less: Cash Contribution to Foundation	0
	Less: Non-Cash Stock Purchases (1)	5,891,738
	Net Proceeds Reinvested	$41,861,125
	Estimated net incremental rate of return	1.22%
	Reinvestment Income	$510,940
	Less: Estimated cost of ESOP borrowings (2)	0
	Less: Amortization of ESOP borrowings (3)	152,923
	Less: Recognition Plan Vesting (4)	229,385
	Net Earnings Impact	$128,632

4.	Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
	12 Months ended June 30, 2004 (reported)	$2,537,000	$128,632	$2,665,632
	12 Months ended June 30, 2004 (core)	$2,739,000	$128,632	$2,867,632

5.	Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
	June 30, 2004	$38,410,000	$41,861,125	$0	$80,271,125
	June 30, 2004 (Tangible)	$38,410,000	$41,861,125	$0	$80,271,125

6.	Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
	June 30, 2004	$409,506,362	$41,861,125	$0	$451,367,487

(1) Includes ESOP and MRP stock purchases equal to 8.0 and 4.0 percent of the offering, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 15 years, amortization expense is tax-effected at a 41.60 percent rate.
(4) MRP is amortized over 5 years, and amortization expense is tax effected at 41.60 percent.

EXHIBIT V-1

RP® Financial, LC.
Firm Qualifications Statement

RP® FINANCIAL, LC.

Financial Services Industry Consultants

FIRM QUALIFICATION STATEMENT

RP® Financial provides financial and management consulting and valuation services to the financial services industry nationwide. RP® Financial establishes long-term client relationships through its wide array of services, emphasis on quality and timeliness, hands-on involvement by our principals and senior consulting staff, careful structuring of strategic plans and transactions and providing sophisticated valuation analyses consistent with accepted valuation practices. RP® Financial's staff draws from backgrounds in consulting, regulatory agencies and investment banking. Our clients include commercial banks, thrifts, credit unions, mortgage companies and a variety of financial service companies.

STRATEGIC AND CAPITAL PLANNING

RP® Financial's strategic and capital planning services are designed to provide effective workable plans with quantifiable results. In this regard, RP® Financial analyzes strategic options to enhance shareholder value, achieve regulatory approval or other established objectives. Our planning services involve conducting situation analyses; establishing mission statements, strategic goals and objectives; and identifying strategies for enhancement of franchise and/or market value, capital management and planning, earnings improvement, operational matters and charter and organizational issues. Strategy development typically includes the following areas: capital formation and management, asset/liability targets, profitability, return on equity and market value of stock. Our proprietary financial simulation model provides the basis for evaluating the financial impact of alternative strategies and assessing the feasibility/compatibility of such strategies with regulations and/or other guidelines.

MERGER AND ACQUISITION SERVICES

RP® Financial's merger and acquisition (M&A) services include targeting potential buyers and sellers, assessing acquisition merit, conducting detailed due diligence, negotiating and structuring merger transactions, preparing merger business plans and financial simulations, rendering fairness opinions, preparing mark-to-market analyses and assisting in implementing post-acquisition strategies. Through our financial simulations, comprehensive in-house data bases, valuation expertise and regulatory knowledge, RP® Financial's M&A consulting focuses on structuring transactions to enhance shareholder returns.

VALUATION SERVICES

RP® Financial's extensive valuation practice includes valuations for a variety of purposes including mergers and acquisitions, thrift mutual-to-stock conversions, insurance company demutualizations, ESOPs, subsidiary companies, mark-to-market transactions and various other corporation valuation requirements. Our principals and staff are highly experienced in performing valuation appraisals which conform with regulatory guidelines and appraisal industry standards. RP® Financial is the nation's leading valuation firm for mutual-to-stock conversions of thrift institutions.

OTHER CONSULTING SERVICES AND DATA BASES

RP® Financial offers other services including branching and diversification strategies, feasibility studies and special research studies. RP® Financial assists banks and thrifts prepare CRA plans and applications for Community Development Entity ("CDE") certification and New Markets Tax Credit ("NMTC") allocation. RP® Financial's consulting services are aided by its in-house data bases resource and proprietary valuation and financial simulation models.

RP® Financial's Key Personnel (Years of Relevant Experience)

- Ronald S. Riggins, Managing Director (24)
- William E. Pommerening, Managing Director (20)
- Gregory E. Dunn, Senior Vice President (22)
- James P. Hennessey, Senior Vice President (19)
- James J. Oren, Senior Vice President (17)

Washington Headquarters

Rosslyn Center
1700 North Moore Street, Suite 2210
Arlington, VA 22209
www.rpfinancial.com

Telephone: (703) 528-1700
Fax No.: (703) 528-1788
Toll-Free No.: (866) 723-0594
E-Mail: mail@rpfinancial.com